

Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH
Tel: 0131 225 2552
www.standardlife.com

RECEIVED

2007 JUN -5 A 7:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 May 2007

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
UNITED STATES OF AMERICA



07024139

SUPPL

Dear Sir or Madam

STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934
FILE #82-34998

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 15 March 2007.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of these announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

Julie Reith
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_reith@standardlife.com

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

Encls. Appendix A Exhibits 53-69

Pensions Mortgages Savings Investments Healthcare Insurance

No.	Subject	Date of Announcement	Date Copied to SEC
53	Holding(s) in Company	20/03/2007	31/05/2007
54	Preliminary Results 2006	22/03/2007	31/05/2007
55	Director/PDMR Shareholding	23/03/2007	31/05/2007
56	Director/PDMR Shareholding	23/03/2007	31/05/2007
57	Director/PDMR Shareholding	29/03/2007	31/05/2007
58	Total Voting Rights	30/03/2007	31/05/2007
59	Director/PDMR Shareholding	02/04/2007	31/05/2007
60	Total Voting Rights	30/04/2007	31/05/2007
61	Director/PDMR Shareholding	02/05/2007	31/05/2007
62	New Business Results	08/05/2007	31/05/2007
63	Annual Report and Accounts	23/05/2007	31/05/2007
64	Holdings in Company	29/05/2007	31/05/2007
65	AGM Voting Results	29/05/2007	31/05/2007
66	Block Listing Review	30/05/2007	31/05/2007
67	Director/PDMR Shareholding	30/05/2007	31/05/2007
68	Investor/Analyst Presentation	31/05/2007	31/05/2007
69	Total Voting Rights	31/05/2007	31/05/2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**

   Standard Life plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ( )

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify): (X)

   Notice of substantial interest in shares

3. **Full name of person(s) subject to the notification obligation:**

   Computershare Company Nominees Limited (CCNL)

4. **Full name of shareholder(s)** (if different from 3.) :

   n/a

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**

   n/a

6. **Date on which issuer notified:**

   20/03/07

7. **Threshold(s) that is/are crossed or reached:**

   4%

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GBP Ord 10p GB00B16KPT44	101,125,189	101,125,189

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
As Above	83,696,266		83,696,266		3.97%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting right

Total (A+B)

Number of voting rights	% of voting rights
83,696,266	3.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

CCNL holds limited voting rights in ordinary 10p shares in Standard Life plc as a consequence of a Nominee undertaking through which an Unclaimed Asset Trust (UAT) is maintained.

The UAT was set up at demutualisation to hold the shares for individuals who were eligible for shares but had not claimed their entitlement.

Therefore a trust deed was set up by Standard Life plc and CCNL (on behalf of Computershare Investor Services – the share registrar) with limited voting rights attached to these holdings, as defined within the trust deed.

Proxy Voting:

10. Name of the proxy holder:

CCNL

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

n/a

14. Contact name:

Julie Reith

15. Contact telephone number:

0131 245 6772

Standard Life group

Press release



STANDARD LIFE

Standard Life plc

***2006 Preliminary Results* 22 March 2007**

A year of strong progress

- **EEV operating profit before tax up 55% to £614m (2005: £395m).**
- **New business contribution before tax up 521% to £205m (2005: £33m).**
- **IFRS underlying profit before tax up 272% to £540m (2005: £145m).**
- **EEV up 11% to £5,608m (2005: £5,048m including IPO proceeds), equivalent to 258p per share.**
- **EEV cash generation increased to £262m (2005: £17m outflow).**
- **Dividend of 5.4p in respect of period since IPO.**
- **Heritage With-Profits Fund Residual Estate increased to £1.3bn (2005: £0.5bn).**
- **Continuous improvement initiatives to deliver additional cost benefits of £100m per annum by 2009.**

Group Chief Executive, Sandy Crombie, said:

"We have achieved a strong improvement in our financial performance in 2006. Our strategy of concentrating on higher margin and less capital intensive products has delivered strong growth in new business volumes and profitability.

"Notwithstanding this strong progress, there is more we can do to increase the efficiency of our operations and to deliver further earnings growth and higher returns. Today we announce the next phase of our continuous improvement strategy, which will deliver a leaner and fitter Standard Life.

"These initiatives are in addition to the targets announced at the time of the IPO and will enhance our ability to grow profitably in the medium term. We are on track to achieve our return on embedded value target for 2007 of 9-10%, and increasing thereafter."

Financial Highlights	**2006**	**2005**	**Change**
New business PVNBP	£14,263m	£9,675m	47%
New business APE	£1,734m	£1,249m	39%
New business contribution	£205m	£33m	521%
PVNBP margin	1.4%	0.4%	+1.0% points
EEV operating profit before tax	£614m	£395m	55%
EEV profit before tax	£1,022m	£770m	33%
Diluted EEV operating EPS	20.7p	13.9p	49%
EEV	£5,608m	£5,048m	11%
ROEV	8.9%	7.4%	+1.5% points
IFRS underlying profit before tax	£540m	£145m	272%
Diluted IFRS underlying EPS	21.8p	5.8p	276%
Dividend per share in respect of period since IPO	5.4p	-	-
IFRS profit attributable to shareholders in respect of period since IPO	£283m	-	-

Standard Life group press release

STANDARD LIFE

Standard Life plc 2006 Preliminary Results

EEV pro forma operating profit for the year ended 31 December	2006 £m	2005 £m
Life and Pensions by country		
UK	372	272
Canada	163	131
Europe	45	53
Other	(8)	(2)
HWPF TVOG	44	-
Life and Pensions operating profit	616	454
Life and Pensions by source		
New business contribution	205	33
In-force business		
expected return	392	328
experience variance	122	60
assumption changes	(58)	37
Other covered	(45)	(4)
Total Life and Pensions operating profit	616	454
Investment management	38	24
Banking	38	15
Healthcare and general insurance	16	7
Group corporate centre costs	(89)	(58)
Other	(5)	(47)
Operating profit before tax	614	395
Tax on operating profit	(185)	(125)
Operating profit after tax	429	270

IFRS pro forma underlying profit for the year ended 31 December	2006 £m	2005 £m
Life and Pensions by country		
UK	230	16
Canada	168	86
Europe	108	73
Other	(9)	-
Total Life and Pensions underlying profit	497	175
Investment Management	66	44
Banking	38	24
Healthcare and general insurance	16	7
Group corporate centre costs	(89)	(58)
Other	12	(47)
Total underlying profit before tax	540	145
Tax on underlying profit	(66)	(18)
Underlying profit after tax	474	127

Basis of Preparation

These results have been calculated for the year ended 31 December 2006 using assumptions to show the results which would have been attributable to shareholders had the company been owned by shareholders under the terms of the Scheme of demutualisation (the Scheme) throughout the year. The Scheme did not take effect until 10 July 2006. For further information please refer to basis of preparation sections 1.4.1 and 1.5.3.4 below for EEV and IFRS respectively. No account has been taken of any prospective tax changes announced by the Chancellor of the Exchequer on 21 March 2007.

Standard Life plc 2006 Preliminary Results

Overview of results

In 2006 EEV operating profit before tax increased by 55% to £614m delivering a return on embedded value of 8.9% (2005: 7.4%). Increased life and pensions new business contribution, improved experience variances and greater profits from our asset management, banking and healthcare businesses more than offset the impact of increased lapse assumptions. On an IFRS basis, pro forma underlying profit before tax increased by 272% to £540m. This increase was driven by higher fee and commission income resulting from increased funds under management, greater profitability in new business and the prior year including £189m in reserve strengthening in the UK life and pensions business. Worldwide insurance sales were up by 47% to £14,263m, on a PVNBP basis, reflecting strong new business performance in UK life and pensions. This substantial improvement in trading performance gives rise to diluted EEV operating earnings per share 49% higher at 20.7p. Diluted underlying earnings per share on an IFRS basis increased by 276% to 21.8p.

UK life and pensions benefited from a substantial increase in new business contribution of 519% to £167m (2005: £27m). This reflects margin improvement in every product group and the significant growth in PVNBP new business volumes of 69% to £11,400m (2005: £6,763m) driven by the success of SIPP, Capital Investment Bonds and TIP, and the impact of A-day on customer activity. EEV operating profit before tax increased by 37% to £372m despite changes in long term assumptions and provisions for lapses of £207m. Although UK life and pensions product lapses continued at levels in excess of long-term trends, net fund flows remained strongly positive and amounted to £3.2bn during 2006. We anticipate the continuation of strong underlying sales momentum in 2007, underpinned by our market-leading service and innovative product offerings coupled with our impressive track record in investment performance.

In our Canadian life and pensions business the focus on margin over volume and the repricing of certain Universal Life products resulted in a turnaround in new business contribution from a loss of £2m in 2005 to a profit of £28m in 2006, which helped EEV operating profit before tax increase 24% to £163m. While we expect market conditions to remain challenging this year, our continued efforts on cost control and the product initiatives undertaken in the second half of 2006 will support steady profitable growth in 2007.

The EEV operating profit before tax from European businesses decreased 15% to £45m reflecting the further investment in product development in Germany and Ireland. Following successful product launches in both countries, we expect to build on the sales momentum we achieved in the second half of 2006.

The Asian life and pensions EEV operating loss increased to £8m (2005: £2m loss) due to the continued expansion of the operations in India and China. These businesses are expected to achieve improved sales in 2007, driven by new product launches, wider distribution and market growth.

Standard Life Investments' third party funds under management increased by 32% to £38.5bn at the end of 2006, reflecting continued investment outperformance, which has driven record levels of both institutional and retail third party mandate wins. Standard Life Investments' operating profit before tax increased 50% to £66m on an IFRS basis as a result of the higher funds under management leading to a significant improvement in the EBIT margin to 27.0% (2005: 22.3%). The pipeline of new business remains strong and this, along with Standard Life Investments' impressive performance track record and the successful introduction of additional products in both the retail and institutional markets, provides a powerful platform to deliver continued growth in 2007.

Standard Life Bank increased underlying profit before tax by 58% to £38m on an IFRS basis as a result of improved interest margin and cost control in a year when gross mortgage lending was similar to the prior year. In 2007 we expect Standard Life Bank to benefit from continued reduction in its cost income ratio and increasing SIPP and Wrap balances. Credit quality remains extremely high; the arrears rate of 0.17% at the year end continues to be well below the industry average of 0.95%.

Through a disciplined approach to business Standard Life Healthcare more than doubled 2005 IFRS underlying profit before tax. Standard Life Healthcare's new policy administration system coupled with the launch of a new product proposition is expected to increase sales and reduce operating costs in 2007. The integration of FirstAssist continues to plan with the full benefits being realised in 2008 and thereafter.

EEV increased to £5,608m, equivalent to 258p per share (diluted), driven by the strong operating performance for the year and positive investment return variances. EEV cash generation increased to a £262m inflow (2005: £17m outflow) due to a reduction in new business strain, improved contribution from in-force life business and greater non life profits.

We are recommending the payment of our first dividend of 5.4p a share on 31 May 2007, as indicated at flotation, based on a record date of 30 March 2007. This dividend represents around half of the total dividend that we would have expected to pay if Standard Life plc had been listed throughout the year. Our intention is to pay a progressive dividend which will take account of the long-term earnings and cash flow potential of the Group.

STANDARD LIFE

Delivering continuous improvement

We are announcing today further initiatives to increase the efficiency of our UK businesses and enhance their growth prospects. These initiatives focus on driving synergy benefits from UK Life and Pensions, Standard Life Healthcare, Standard Life Bank and shared services for Standard Life Investments. In due course we will look at achieving additional savings in our Canadian, German and Irish businesses.

At the time of the flotation in July 2006 we announced a target to reduce UK Life and Pensions' expenses by £30m by the end of 2007; £15m has been achieved to date. This commitment is being achieved at the same time as delivering strong sales growth. We also committed to reduce corporate costs in 2007 to £58m per annum, the 2005 level, despite the incremental costs of being a listed company. This target is also expected to be achieved. The initiatives announced today are in addition to those targets.

We aim to reduce underlying costs by a further £100m per annum by 2009. It is expected that the phasing of savings will be achieved as follows: in the second half of 2007 £15m, in 2008 a further £70m, and in 2009 an additional £15m. Through efficiency and productivity we can achieve a reduction in the underlying headcount requirement to service our existing levels of business by around 1,000 by 2009. We expect growth and natural turnover to keep involuntary job losses to a minimum. The one-off costs of implementing these savings are expected to be no greater than the annual savings achieved by 2009.

We are establishing a UK Retail Division, headed by Trevor Matthews, currently Chief Executive of Standard Life Assurance Limited. He will be responsible for the continued development of UK Life and Pensions, Standard Life Bank and Standard Life Healthcare and for driving synergies in both costs and revenues by streamlining common functions and enhancing our capability to grow. Duplication of activities which are currently taking place across multiple business units, divisions and product lines will be targeted.

Other key initiatives include the expansion of the use of shared service activities, rationalisation of group central functions, re-engineering of key processes and the implementation of smarter sourcing of services.

The cost savings are expected to be achieved roughly equally between covered and non-covered businesses. Within the covered business, we expect at least £20m would be capitalised into the EEV in long term maintenance unit cost savings by end 2009 after allowing for approximately 10% of the savings attributable to the with-profits policyholders.

These additional actions will strengthen further our customer focus and improve the efficiency of our operations. This will enhance our ability in the medium term to increase new business margins, drive higher profitability and augment future embedded value.

Outlook

We continue to drive our business forward and have exciting product and market opportunities both in the UK and overseas. Customers' needs will remain at the forefront of our thinking. Growth will continue to be driven by our strategy of concentrating on higher margin and less capital intensive products delivered with best in class customer service levels and through leading-edge platforms and efficient systems.

The trading performance across the group for the first two months of 2007 remains strong with the positive sales momentum continuing in the UK.

We remain on track to meet our 2007 target for return on embedded value of 9-10%, and increasing thereafter.

Please insert PDF link here

STANDARD LIFE

Standard Life plc 2006 Preliminary Results

For further information please contact:

Media:

Scott White	0131 245 5422 / 0771 248 5738
Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777

Equity Investors:

Gordon Aitken	0131 245 6799
Conor O'Neill	0131 245 6466
Gillian Bailey	0131 245 1110

Debt Investors:

John Cummins	0131 245 5195
Andy Townsend	0131 245 7260

Newswires

A conference call will take place for newswires and online publications from 8.00-9.00am. Participants should dial 020 7162 0125 and quote Standard Life Results.

Investors and Analysts

A presentation to investors and analysts will take place at 9.30am at Merrill Lynch, 100 Newgate Street, London EC1A 1HQ. A live webcast of the presentation and the presentation slides will be available on the Group's website, www.standardlife.com. In addition a replay will be available on this website later today.

There will also be a live listen only teleconference to the investor and analyst presentation at 9.30am. UK investors should dial 0845 245 5000, and overseas investors should dial +44 1452 562 719. Callers should quote Standard Life Results. The conference ID number is 1704831. A replay facility will be available for two weeks on +44 1452 55 00 00. The pass code is 1704831.

There will be a conference call for US and Canadian investors and analysts at 3:00pm (UK) hosted by Sandy Crombie, Group Chief Executive and David Nish, Group Finance Director. Dial in telephone number for international participants +1 866 779 1135 and UK participants 020 7162 0125. Callers should quote Standard Life Results. A recording of this call will be available for replay for one week by dialling +1 954 334 0342 (international) and 020 7031 4064 (UK), access code: 741172.


STANDARD LIFE

Standard Life plc
Preliminary Results 2006

The 2006 Preliminary Results are published on the Group's website at www.standardlife.com.
The directors are responsible for the maintenance and integrity of the financial information published on the website in accordance with UK legislation governing the dissemination of financial statements.
Access to the website is available outside the UK, where comparable information may be different.

If you would like a hard copy of this report, please write to the Company's registrar,
Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE

Contents

1.1 European Embedded Value (EEV) - Group

Summary EEV pro forma income statement

	Pro forma period 1 January 2006 to 10 July 2006[1] (H1) £m	Audited period 10 July 2006 to 31 December 2006 (H2) £m	Pro forma Full year (FY) 2006 £m	Pro forma Full year (FY) 2005 £m
Operating profit before tax[2]	268	346	614	395
Non-operating income	26	382	408	375
Profit before tax	294	728	1,022	770
Attributed tax	(61)	(213)	(274)	(235)
Profit after tax	233	515	748	535
Key statistics				
New business contribution (NBC)	£100m	£105m	£205m	£33m
Present value of new business premiums (PVNBP) margin[3]	1.6%	1.3%	1.4%	0.4%
Basic EEV Earnings per share (EPS)[4]	9.6p	11.8p	21.4p	14.3p
Diluted EEV Earnings per share (EPS)[4]	9.3p	11.4p	20.7p	13.9p
Return on embedded value (ROEV)[5]	8.2%	9.8%	8.9%	7.4%

[1] Including adjustments to arrive at 10 July 2006 opening position.

[2] Operating profit after tax for 2006 is £429m (2005: £270m).

[3] New business contribution as a percentage of present value of new business premiums.

[4] Earnings per share is based on operating profit after tax including notional interest on IPO proceeds where appropriate and on 2,102m shares for basic EPS and 2,173m shares for diluted EPS. For consistency 2005 has been restated based on 2,102m shares for basic EPS and 2,173m shares for diluted EPS (notional interest £21m H1, £nil H2, £31m FY 2005).

[5] Return on embedded value is based on operating profit after tax including notional interest on IPO proceeds where appropriate (notional interest £21m H1, £nil H2, £31m FY 2005), divided by the opening embedded value including the IPO proceeds.

The above results should be read in conjunction with the basis of preparation information in section 1.4.1.

Operating profit before tax

The Group EEV operating profit before tax increased by 55% to £614m (2005: £395m).

New business contribution increased by 521% to £205m (2005: £33m), consistent with the Group's focus on improving product margins - see section 1.4.2.2 and the strong growth in sales - see section 1.3.1.

Expected return increased by £64m and positive experience variances increased by £62m - see section 1.4.2.2.

Assumption changes were £58m negative in 2006 (2005: £37m positive). Within this was a cost in respect of increased lapse assumptions of £260m in 2006, including £100m announced at 30 June 2006 (2005: £103m) - see section 1.4.2.2.

Non-life losses reduced to £2m (2005: loss £59m), reflecting higher profits from the main subsidiary companies, along with the transfer of the cost of carry of the subordinated debt to covered business - see section 1.4.2.2.

Non-operating income

Non-operating income increased by 9% to £408m (2005: £375m). This reflects the favourable impact of market changes and other movements, offset by lower economic assumption changes, reflecting current market conditions - see section 1.4.2.3.

New business margin

The increase to 1.4% (2005: 0.4%) is largely due to UK performance, where margins have increased from 0.4% to 1.5%. In addition, new business margins in Canada rose from -0.1% to 1.6% - see section 1.4.2.2. The H2 margin was impacted by the doubling of sales of UK institutional pensions business which generates relatively low margins.

1.1 European Embedded Value (EEV) – Group (continued)

EEV EPS

This is based on operating profit after tax with an adjustment for notional interest on Initial Public Offering (IPO) proceeds, and shows an increasing trend from full year 2005. EPS for all periods was calculated using 2,102m shares for basic EPS and 2,173m shares for diluted EPS, to allow comparison.

EEV balance sheet

	Audited 2006 £m	Pro forma 2005 £m
Covered business		
Free surplus	720	163
Required capital	562	549
Net worth	1,282	712
Present value of in-force	3,480	3,153
Cost of required capital	(263)	(264)
Total embedded value of covered business	4,499	3,601
Non-covered business		
Investment management	149	105
Banking	355	284
Healthcare and general insurance	119	73
Group corporate centre	553	–
Other non-covered business	73	128
Total net assets of non-covered business	1,249	590
Other		
Pension scheme deficit	(140)	(228)
Mark to market of subordinated debt	–	(219)
Total Group embedded value	5,608	3,744

Free surplus

The 2006 closing free surplus is the sum of the actual free surplus attributed to shareholders in respect of life and pensions on demutualisation, the IPO proceeds that were injected into the life and pensions business and the free surplus generated since demutualisation. The 2005 free surplus position reflected the expected free surplus on demutualisation, excluding the IPO proceeds.

Required capital and Cost of required capital

Required capital has increased by £13m and the cost of holding this capital remained in line with the previous year. The total required capital still largely relates to Canada (£526m), where all required capital is met by the shareholder. Required capital in the UK and Europe only relates to business written outside the Heritage With-Profits Fund (HWPF). Required capital for relevant pre-demutualisation in-force business continues to be met by the HWPF.

Present value of in-force

The present value of in-force (PVIF) increased by 10% to £3,480m (2005: £3,153m). The increase was largely attributable to new business contribution and the expected return on existing business, partially offset by transfers of emerging profits to free surplus.

Non-covered business

The net assets of the non-covered business are shown on an IFRS basis. The increase in the net asset positions of £659m is largely driven by the IPO proceeds of £567m held centrally. The balance is derived from pre-demutualisation capital transfers from the HWPF, as dictated by the Scheme of Demutualisation, and the results of the 2006 operations.

Other

The pension scheme deficit in 2005 related to both covered and non-covered business. For 2006 the portion of this deficit relating to schemes in Ireland, Germany and Canada, exclusively covering life and pensions staff, has been reallocated to covered business. The remaining deficit shown within 'Other' relates to the whole of the UK pension scheme as this covers employees of all the UK operations, not only life and pensions staff.

The UK mark to market of the subordinated debt is no longer disclosed separately and has been reallocated to UK covered business as part of the demutualisation adjustments.

EEV cash generation

The Group's IFRS cash flow statement, included in section 3, combines cash flows relating to both policyholders and shareholders. The analysis of free surplus arising within EEV is the preferred method used by the Group to monitor the shareholder cash flow generation of the life and pensions business.

The ability of the life and pensions operations to finance the writing of new business out of cash flows from existing business is a key consideration in capital management. Any new business strain that cannot be funded by net cash received from in-force business would have to be met from existing excess working capital in the business or from additional capital sources. There has been a significant improvement in underlying cash flow generation in 2006, to £179m from £9m in 2005, as illustrated in the table below:

	Pro forma 2006			Pro forma 2005		
	Free surplus	Required capital	Net worth	Free surplus	Required capital	Net worth
	£m	£m	£m	£m	£m	£m
New business strain	(335)	32	(303)	(332)	26	(306)
Expected cash flows from existing business	451	(15)	436	339	12	351
Operating cash flows from new business and expected return	116	17	**133**	7	38	45
Cash flows from variances, development costs and assumption changes	63	48	111	2	(25)	(23)
Total cash movements*	179	65	244	9	13	22

* Cash movements are shown net of tax for covered business including the current profits and losses of Standard Life Investments (SLI) on its management of funds relating to the life and pensions business. Net (expense)/income directly recognised in the EEV balance sheet, including exchange differences and capital movements are not included as these are not trading related cash flows. Separate cash flows are shown for free surplus (which shows the free cash flow after setting up required capital) and net worth (where required capital and free surplus are combined). In general, cash flows are on the free surplus basis, while movements in net worth are referred to as capital generation.

New business strain

New business strain is virtually unchanged at £335m in 2006 (2005: £332m) despite a significant increase in new business premiums – see section 1.3. This reflects our strategy of focusing on more capital-efficient products. It also reflects a change in the commission payment structure on certain new products.

Expected cash flows from existing business

Expected cash flows from existing business increased by £112m to £451m, reflecting the increase in the opening PVIF.

In addition to the positive cash flows generated by the life and pensions covered business, the Group has indicative net cash inflows (on an after-tax IFRS basis) from non-covered entities of £18m (2005: outflows of £39m).

1.2 International Financial Reporting Standards (IFRS) – Group

IFRS condensed income statement

	Period 1 January 2006 to 10 July 2006 £m	Period 10 July 2006 to 31 December 2006 £m	FY 2006 £m	FY 2005 £m
Revenue				
Net earned premium	1,927	2,036	3,963	3,516
Net investment return	2,868	7,911	10,779	14,377
Fee and commission income	251	270	521	360
Other income	28	58	86	54
Total net revenue	5,074	10,275	15,349	18,307
Expenses				
Net insurance benefits and claims	2,251	4,346	6,597	4,136
Net change in policyholder liabilities	1,385	4,253	5,638	11,354
Administrative expenses	1,239	952	2,191	2,150
Change in liability for third party interest in consolidated funds	33	83	116	43
Finance costs	59	55	114	109
Total expenses	4,967	9,689	14,656	17,792
Share of profits from associates and joint ventures	63	54	117	99
Profit before tax	170	640	810	614
Total tax expense	118	297	415	531
Profit for the period	52	343	395	83
Attributable to:				
Equity holders of Standard Life plc		283	283	
Minority interest	52	60	112	83

As a result of the different operating models of the Group pre- and post-demutualisation, comparisons of the performance of the business over the periods shown in the IFRS condensed income statement above cannot be derived from the profit figures. IFRS pro forma underlying profit before tax (non-GAAP measure) figures have been provided in section 1.5.2 and, read in conjunction with the IFRS statutory income statement in section 3, may provide a more meaningful analysis of our results.

Total net revenue

Total net revenue decreased by 16%, primarily due to a decrease in investment return, which is consistent with the performance of equity and debt markets in 2006.

Net earned premiums increased by 13% to £3,963m (2005: £3,516m) largely due to annuity sales. As detailed in section 1.3, most of the Group's new business is in respect of non-participating investment contracts, the premiums on which are excluded from the income statement under IFRS accounting rules.

Fee and commission income increased by 45% as fees from investment contracts reflected robust new business sales of investment products and the strong growth in third party funds under management.

Total expenses

Total expenses were down by 18% primarily due to the reduced net change in policyholder liabilities. This was partly offset by an increase in claims paid.

Net insurance benefits and claims increased by £2,461m, up 60% on 2005. The increase is primarily due to lapses post 10 July 2006 in relation to demutualisation and A-Day.

Net change in policyholder liabilities of £5,638m (2005: £11,354m) was lower than 2005 due to the increase in claims paid and investment return volatility.

Administrative expenses increased by £41m, up 2% on 2005 because of demutualisation expenses and strong sales growth in the first half of the year. Following demutualisation, a greater portion of new business expenses can be capitalised.

IFRS condensed balance sheet

	2006 £m	2005 £m
Assets		
Intangible assets and deferred acquisition costs	505	334
Investments in associates and joint ventures	3,237	2,608
Investment property	11,338	9,907
Loans and receivables	12,021	12,496
Investment securities	97,224	87,431
Other assets	4,304	3,033
Cash and cash equivalents	3,962	4,451
Total assets	132,591	120,260
Equity		
Share capital and share premium reserve	1,009	
Retained earnings	298	
Other reserves	1,571	
Capital and reserves attributable to equity holders of Standard Life plc	2,878	
Minority interest	307	340
Total equity	3,185	
Liabilities		
Non-participating contract liabilities	71,133	62,087
Participating contract liabilities	39,996	41,008
Third party interest in consolidated funds	961	358
Borrowings	6,506	6,233
Subordinated liabilities	1,834	1,878
Other liabilities	3,905	3,222
Customer accounts related to banking activities and deposits by banks	5,071	5,134
Total liabilities	129,406	119,920
Total equity and liabilities	132,591	120,260

The 2006 balance sheet reflects the change in the ownership structure following demutualisation. The Group raised £1.3bn from IPO proceeds, net of transaction costs. Of this, £737m was transferred to Standard Life Assurance Limited (SLAL) to support its operations. The remaining portion is to be used for corporate purposes. Note 3.2 and Notes 3.8 to 3.11 provide details of the demutualisation and the equity sections of the balance sheet.

The increase in assets and liabilities was primarily attributable to strong new business flows and positive investment returns. The UK life and pensions insured business had net inflows of £2.3bn (2005: £2.0bn) driven by strong growth in Self Invested Personal Pension (SIPP), Capital Investment Bond (CIB) and Trustee Investment Plan (TIP) products. Together with strong property and equity markets, these contributed to the £9.0bn increase in non-participating investment contract liabilities and related assets.

Other liabilities include £220m (2005: £386m) relating to the Group's pension obligations. The decrease was the result of additional contributions of £60m and the inclusion of £110m of assets that were previously classed as 'non-transferable' financial instruments. The Group is currently implementing a number of steps to manage its pension liability, including additional contributions of £10m every six months.

1.3 New business

1.3.1 Long-term insurance

	PVNBP			APE		
	2006	2005	Change	2006	2005	Change
	£m	£m	%	£m	£m	%
UK						
Retail pensions[1]	6,709	4,383	53%	970	698	39%
Institutional pensions	2,310	912	153%	231	91	153%
Life	1,901	1,131	68%	191	114	68%
Annuities	438	295	48%	44	30	48%
Protection	42	42	0%	6	6	0%
UK life and pensions	11,400	6,763	69%	1,442	939	54%
Canada						
Group savings and retirement	1,188	1,033	15%	98	89	10%
Individual insurance, savings and retirement	460	565	(19%)	49	71	(31%)
Group insurance	143	284	(50%)	19	24	(21%)
Canada life and pensions	1,791	1,882	(5%)	166	184	(10%)
Europe life and pensions	866	920	(6%)	97	100	(3%)
Asia Pacific life and pensions[2]	206	101	172%	29	24	55%
Discontinued operations	–	9	N/A	–	2	N/A
Total worldwide insurance	14,263	9,675	47%	1,734	1,249	39%

[1] The 2005 figures have been restated to reflect the inclusion of the non-insured element of SIPP, which has been included in the 2006 figures. The impact was: PVNBP 2006 – £1,218m (2005: £308m); APE 2006 – £129m (2005: £31m). The relevant mutual fund element of the non-insured SIPP new business is also included within the gross and net inflows for investment management new business – see section 1.3.2.

[2] The percentage change is based on new business of the underlying joint ventures to avoid distortion due to changes in the Group's shareholding.

1.3.1.1 Overview

Our strategy of focusing on product innovation has driven 2006 new business sales. We experienced strong sales performance with worldwide PVNBP up 47% and APE up 39%.

The effectiveness of our strategy of developing a product portfolio that meets our customers' needs and adds value to our business is evident – with worldwide NBC of £205m, up 521% on 2005 at a PVNBP margin of 1.4% (2005: 0.4%). See section 1.4.2.2 for a more detailed discussion about NBC and PVNBP margin.

The UK had a particularly strong year, driven by single premium business and external factors such as A-Day. Canadian sales were down compared to 2005, as it focused on profitability. Europe experienced a decrease in sales compared to 2005 because of changes in tax legislation in Germany, which inflated sales in 2004 and the early part of 2005. This more than offset the positive increase in Ireland's APE sales, which were up 35%. Our Asian operations continued to experience strong growth with PVNBP increasing by 172% and APE up by 55%.

We anticipate that our continued focus on strengthening our distribution network, evolving our product offering and building strong customer relationships should provide a recipe for future growth.


Worldwide APE sales £m
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1,283
1,295
1,249
1,734
2003
2004
2005
2006

* 2006 and 2005 sales include the non-insured element of SIPP see table in section 1.3.1.

** 2004 figure is the 12 month calendar figure, actual 2004 was a 13.5 month period and totalled £1,443m.

1.3.1.2 UK life and pensions

- PVNBP sales increased by 69% to £11,400m
- APE sales increased by 54% to £1,442m

Strong growth in new business volumes was driven mainly by our market leadership in SIPP, superior investment performance and the heightened activity in the pensions market as a result of A-Day. We continued our focus on profitable areas of the market that offer favourable margin opportunities. As a result, single premium business increased by 89% compared to 2005 and represented 65% of UK life and pensions APE sales. Although life and pension product lapses continued at levels in excess of long-term assumptions, net fund flows remained strongly positive and amounted to £3.2bn during the year.

Retail Pensions (APE £970m up 39%)

APE sales of SIPP and Drawdown – which now include non-insured SIPP[1] – increased by 150% to £395m (2005: £158m). At the end of 2006, total SIPP assets under management amounted to £4.3bn (2005: £1.3bn). This represented an average case size of £169,000 (2005: £147,000), highlighting the attractiveness of this product to high net-worth individuals. A number of our competitors launched SIPP products during the year. Our first-mover advantage, coupled with a superior product and service offering have, however, enabled us to remain a leader in this market.

Group pensions remains the largest single product by APE sales volume in our UK life and pensions business. Sales increased by 8% to £437m for 2006 (2005: £403m). The increase in sales is largely due to higher levels of increments from existing schemes, as well as the successful launch of the Group Flexible Retirement Plan and Group SIPP in January 2006.

Sales of individual pensions fell by 7% to £126m (2005: £135m) as many customers opted for our innovative SIPP offering. Another contributory factor was our decision to close our Executive Pension Plan (EPP) and Individual Buy-out Plan (IBOP) to new business following A-Day.

Institutional Pensions[2] (APE £231m up 153%)

Institutional TIP sales increased by 153% to £231m (2005: £91m). This was principally a result of strong investment performance, but also included a bulk TIP mandate from Citigroup – announced in the fourth quarter – which generated £84m of APE.

Excluding this bulk TIP transaction, total underlying UK life and pension sales were £1,358m, an increase of 45% compared to the previous year.

Life (APE £191m up 68%)

Strong investment performance, coupled with the availability of an additional 57 external fund links, helped drive investment bond sales and delivered sales growth of 66% to £185m (2005: £112m).

Annuities (APE £44m up 48%)

The increase in annuities sales volumes was largely driven by business from customers who had postponed their retirement until after A-Day and demutualisation. Over 93% of annuity sales during 2006 came from customers with maturing Standard Life pensions.

Protection (APE £6m)

Protection sales volumes have been flat during 2006. We were disappointed by the reversal of the government's position in respect of pension term assurance (PTA).

We anticipate further strong growth in UK life and pensions as we continue to enhance our product offering and build on our commitment to our customers.

[1] Total SIPP sales included £129m APE in respect of non-insured SIPP (2005: £31m). Prior year comparatives have been restated accordingly.

[2] Trustee Investment Plan (TIP) is designed to meet the needs of trustees of exempt approved occupational pension schemes. This product is sold by Standard Life Investments.

1.3.1.3 Canada life and pensions

- PVNBP sales decreased by 5% to £1,791m
- APE sales decreased by 10% to £166m

The Canadian operations focused on building sustainable and profitable new business during 2006, and this had a positive impact on NBC with all product lines generating positive new business contribution by the year end – see section 1.4.3.2. Certain individual insurance products were repriced as part of the focus on profitability and this had an effect on new business volumes. Overall APE sales of life and pension products decreased by 10% (15% in constant currency) to £166m (2005: £184m) amid increasing pricing pressures across all product lines.

Group savings and retirement (APE £98m up 10%)

We maintained our position as a leader in group savings and retirement, where we witnessed a 10% increase in sales (3% in constant currency) to £98m, with two large cases in each half year offsetting a weak market. Retention rates also remained strong in challenging conditions.

Individual insurance, savings and retirement (APE £49m down 31%)

APE sales declined by 31% (35% in constant currency). This is largely explained by the repricing of our main Universal Life product in late 2005 and the repositioning of our overall individual insurance offering. Our segregated funds grew 29% in constant currency during 2006.

Group insurance (APE £19m down 21%)

Sales were 21% lower (25% in constant currency) at £19m (2005: £24m), affected by our commitment to protecting margins in an aggressive price-driven market.

We anticipate that market conditions will remain challenging in 2007. Our key focus will be to grow profitability and this aim will be supported by the product and business developments we have undertaken in the second half of 2006.

1.3.1.4 Europe life and pensions

Total Europe

- PVNBP sales decreased by 6% to £866m
- APE sales decreased by 3% to £97m

Germany

- PVNBP sales decreased by 21% to £536m
- APE sales decreased by 23% to £51m

The decrease in German life and pensions sales was due to changes in domestic tax legislation, which resulted in exceptional new business in the first quarter of 2005. Sales growth improved in the second half of 2006, primarily driven by the success of the employee benefit and smoothed managed fund business. The launch of the new unit-linked product in October was also well received. As the improved product range is sold through a wider group of independent intermediaries, sales in Germany are expected to grow in 2007.

Ireland

- PVNBP sales increased by 36% to £330m
- APE sales increased by 35% to £46m

Standard Life Ireland sales on an APE basis were 35% higher than in 2005, following the continued success of the Synergy suite of products launched in 2005 and the introduction of new products based on the UK SIPP platform in 2006. Sales momentum is set to keep building in 2007, driven by new product launches, enhancements to existing products and market growth.

1.3.1.5 Asia Pacific life and pensions[1]

- PVNBP sales increased by 172% to £206m
- APE sales increased by 55% to £29m

Growth in Asia continues to accelerate, with total APE sales of the Asian life insurance businesses up 55% (61% in constant currency). The Indian joint venture, HDFC SL, and the China joint venture, Heng An SL, contributed APE of £25m and £4m respectively. We anticipate further sales growth in 2007 as our joint venture operations continue to expand.

1.3.2 Investment management

- Third party funds under management (FUM) increased by 32% to £38.5bn
- Third party gross inflows £9.0bn (2005: £7.3bn)
- Total FUM increased by 11% to £132.1bn
- Third party net inflows £6.4bn (2005: £5.5bn)

Continued investment outperformance drove further mandate wins to record levels and, together with improving equity markets, resulted in Standard Life Investments' (SLI) third party funds under management increasing by 32% to £38.5bn (2005: £29.1bn) and total funds under management increasing to £132.1bn at the end of 2006 (2005: £118.8bn). Total property funds under management exceeded £13bn, assisted by the Select Property Fund, which was the fastest growing mutual fund in the UK in 2006.

Third party gross inflows rose to £9.0bn and net inflows increased to £6.4bn – equating to 22% of third party funds under management at the start of the year – including record levels of UK institutional business. This reached £3.3bn, up 24% on 2005.

SLI experienced its strongest ever year for UK mutual fund sales since it was launched in 1998, with gross inflows up to £1.7bn, (2005: £0.6bn). Net sales of £1.3bn were up 339% on 2005.

Investment performance was strong, with 87% of pooled pension funds outperforming their respective peer groups over the year. The range of open-ended investment companies (OEICs) and unit trusts enjoyed another very good year with over 70% of the 23 actively managed funds producing above average returns and 52% of them delivering upper quartile performance. Eight out of the 23 OEIC funds obtained a top ten ranking.

The pipeline of new business remains strong. SLI's impressive performance track record and the successful launch of new products including the Dynamic Distribution Fund, UK Property Development Fund and the Global Absolute Return Strategies Fund gives us the platform to deliver continued growth in 2007.

1.3.3 Banking

- Mortgages under management decreased by 2% to £10.4bn
- Gross lending of £3bn down 3% (2005: £3.1bn)
- Savings balances increased by 1% to £4.2bn

Gross lending in 2006 was similar to 2005 (£3.0bn for 2006 compared to £3.1bn for 2005), however SLB's market share of gross lending for 2006 is expected to be 0.9% lower than 2005 (1.1%) due to the growth in the size of the market. Mortgages under management at SLB were £10.4bn (2005: £10.6bn), due to higher levels of mortgage attrition, primarily as a result of the increased numbers of customers coming to the end of tie-in periods driven by high volumes of business written in 2004.

Savings balances grew by £34m primarily driven by growth in SIPP cash deposits which increased to £246m (2005: £82m).

We expect to see improved growth in gross lending in the first quarter of 2007, assisted by a strong pipeline of new business. Sales in the remainder of the year are expected to benefit from enhanced offerings.

[1] The percentage change figures quoted are based on the new business of the underlying joint ventures to avoid distortion due to changes in the Group's shareholding.

1.3.4 Healthcare and general insurance

- New business sales APE of £20m (2005: £20m)

Standard Life Healthcare's (SLH) ongoing strategy of writing profitable business in a competitive market resulted in stable sales during 2006. In particular, overall levels of new small and medium size enterprise (SME) business were lower as we concentrated on profitable segments of that market. This was compensated for by an increase in individual business sales, which grew by 27% to £7m (2005: £6m), partly due to the successful launch of the EspritHealth product, aimed at meeting the specific needs of the over 55s age group.

The first phase of a new policy administration system for SME business was developed on the group IT platform and will be implemented in the second quarter of 2007. The remaining product lines, including the business acquired from FirstAssist in April 2006, are expected to move fully on to the new system during the rest of 2007 and 2008. This new platform, coupled with the launch of a new product proposition, is expected to increase sales, improve efficiencies and reduce operating costs in 2007 with the full benefits being realised in 2008 and beyond.

1.4 EEV pro forma income statement

1.4.1 Basis of preparation

(a) Derivation of full year 2006 results

The H1 2006 column contains the results that were published in the Half Year Report 2006, plus those transactions that affected the shareholder results in the period before demutualisation on 10 July 2006, plus any adjustments considered appropriate to arrive at the opening shareholder position on 10 July 2006. Note that the FY 2005 EEV results were calculated assuming that the demutualisation took place on 31 December 2005, but the H1 2006 results assumed that demutualisation took place on 30 June 2006. As a result, previously reported EEV results for 2005 were not directly comparable with the H1 2006 EEV results. To take account of this, a number of adjustments were made to the H1 2006 opening balances.

The H2 column represents all shareholder transactions from the date of demutualisation on 10 July 2006 to 31 December 2006. These figures are reported in more detail in section 2.

The addition of these columns provides a pro forma full year 2006 result.

Where figures are described as pro forma, this means that they have been prepared for periods before demutualisation occurred, indicating the profits that would have occurred if the post-demutualisation structure had applied.

(b) Methodology

The EEV results have been prepared in accordance with the EEV Principles and Guidance issued in May 2004 and October 2005 by the CFO Forum of European Insurance Companies.

EEV methodology has been applied to 'covered' business, which mainly comprises the Group's life and pensions business. Non-covered business is generally reported on an IFRS basis.

(c) Income statement preparation and tax

The opening and closing EEV numbers, and therefore the profit arising in the period, for the covered business are determined on an after tax basis. The tax assumptions used are based upon the best estimate of the actual tax expected to arise.
Profit before tax is derived by grossing-up profit after tax at the standard rate of corporation tax appropriate to each territory. While for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing-up basis on which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to business sold after demutualisation.

(d) Other

A full description of the basis of preparation and EEV methodology can be found in section 2.

1.4.2 EEV pro forma income statement

The following provides a detailed analysis of the Summary EEV pro forma income statement disclosed in section 1.1.

	Pro forma period from 1 January 2006 to 10 July 2006 (H1) £m	Notes 1 January 2006 to 10 July 2006	Audited period from 10 July 2006 to 31 December 2006 (H2) £m	Pro forma FY 2006 £m	Pro forma FY 2005 £m
Contribution from new business	100	(a)	105	205	33
Contribution from in-force business					
Expected return on existing business	194	(b)	198	392	328
Experience variances	60	(c)	62	122	60
Operating assumption changes	(38)		(20)	(58)	37
Development costs	(12)		(13)	(25)	(17)
Expected return on free surplus	(17)	(d)	(3)	(20)	13
Life and pensions operating profit	287		329	616	454
Non-life and pensions operating profits/(losses)	(19)	(e)	17	(2)	(59)
Operating profit before tax	268		346	614	395
Other non-operating items					
Investment return and tax variances	23	(f)	229	252	187*
Effect of economic assumption changes	(109)	(g)	140	31	232
Mark to market of subordinated debt	107	(h)	–	107	(63)
Movement in pension scheme deficit	–	(i)	–	–	19
Impairment of intangibles	(9)		(4)	(13)	–
Restructuring expenses	(5)		(12)	(17)	–
Volatility arising on different asset and liability valuation bases	19		29	48	–
Profit before tax	294		728	1,022	770
Attributed tax	(61)	(j)	(213)	(274)	(235)
Profit after tax	233		515	748	535

*Includes movements in Time Value of Options and Guarantees (TVOG)

A number of adjustments were required to arrive at the post demutualisation 10 July 2006 opening position and to ensure consistency of presentation between the periods shown. An explanation of the adjustments made is given in Notes (a) to (j).

Notes:

(a) New business contribution includes £9m for the period 1 July to 10 July 2006.

(b) There was £5m expected profit from the in-force business for the period 1 July to 10 July 2006.

(c) An additional £38m arose as a result of enhancing the modelling of the guarantee deduction framework in the TVOG, and from other model changes reflecting the final detailed operation of the Scheme.

(d) This includes the cost of carry of the subordinated debt charge of £12m transferred from non-covered business (see note (e)).

(e) This excludes the cost of carry of the subordinated debt charge of £12m transferred to covered business (see note (d)).

(f) A number of adjustments totalling negative £41m were applied prior to 10 July 2006 including the effects of the final Scheme.

(g) Economic assumption changes of £2m relating to the period before 10 July 2006.

(h) The movement in the UK subordinated debt in the period 1 July to 10 July 2006 before it was transferred to covered business was £3m.

(i) The movement in the pension scheme deficit has been allocated out between the covered business, non-covered business and the statement of recognised income and expense (SORIE).

(j) The attributed tax impact of the above noted adjustments totals £3m.

1.4.2 EEV pro forma income statement (continued)

1.4.2.1 Total EEV profit

Total profit before tax increased by 33% to £1,022m (2005: £770m). The main contributor to this increase was operating profit before tax, which increased by £219m (55%) to £614m. Non-operating profit before tax increased by £33m (9%) to £408m. The latter reflects investment gains in TVOG and higher positive mark to market adjustments in respect of the subordinated debt in H1, offset by smaller changes in economic assumptions.

The attributed tax rate in 2006 was 27% compared to 31% in 2005. This reflects the different mix in profits arising from different territories and business with different tax rates.

Profit after tax increased by 40% to £748m (2005: £535m). This rise is largely driven by the increase in total profit before tax and the reduction in the attributed tax rate as explained above.

1.4.2.2 EEV Operating profit

Operating profit before tax increased to £614m (2005: £395m). Life and pensions operations contributed £162m of the increase, the main driver being new business contribution, which increased by £172m to £205m. In addition, increases in expected return and positive experience variances also contributed to the rise in operating profit. These increases were partly offset by the impact of assumption changes, including increases in lapse assumption costs of £157m, reduced return on free surplus and increased development expenses. The non-life companies also made a sizeable contribution with an increase of £57m to operating profit. This was largely driven by improvements in IFRS underlying profits of the main non-life subsidiaries – SLI, SLB and SLH – along with the transfer of the cost of carry of the subordinated debt to covered business in 2006.

A segmental analysis of EEV operating profit before tax is contained in section 1.4.3.

New business contribution is a key component of operating profit. An analysis of new business contribution and its profitability by territory is given below:

New business contribution

	Pro forma PVNBP margin[1]		Pro forma NBC	
	2006	2005	2006	2005
	%	%	£m	£m
UK life and pensions	1.5	0.4	167	27
Canada life and pensions	1.6	(0.1)	28	(2)
Europe life and pensions	1.2	0.9	10	8
Asia Pacific life and pensions	–	–	–	–
Total worldwide insurance	1.4	0.4	205	33

[1]PVNBP margin is calculated by dividing NBC by PVNBP which is provided in section 1.3.

New business contribution was £205m, £172m higher than 2005. This increase is the result of significantly higher sales volumes in the UK and Ireland and improvements in margins and product mix in almost all territories. Section 1.3 covers new business results in more detail.

Expected return on in-force business

Expected return on in-force business is £392m, which is £64m higher than 2005. This increase is attributable to the increase in the opening embedded value at 1 January 2006 compared to 1 January 2005, which offsets the impact of lower risk discount rates over the same period.

Experience variances

Experience variances were £122m, compared to £60m in 2005. The UK produced £90m of variances in 2006 (2005: £48m), whilst the HWPF TVOG showed £41m of variances, which includes £28m arising from the net impact of management actions taken to hedge guarantees and increase the equity backing ratios in the HWPF. The balance reflects various items, including mortality effects in respect of the annuity books. These were partially offset by £16m of negative experience variances in Canada life and pensions.

Operating assumption changes

Operating assumption changes were £58m negative compared to £37m positive in 2005. This fall in contribution was largely driven by reduced maintenance expense assumption changes, and increased lapse assumptions. These were partially offset by mortality changes.

In 2006 there were £88m of positive changes in relation to maintenance expenses, reflecting continuing efficiencies achieved in the business. In addition there were £65m of favourable mortality effects, reflecting the movement to new industry tables and internal experience. There were also £49m of other changes which are principally attributable to the UK and Canadian life operations.

Offsetting these positives were short-term lapse provisions and assumption changes of £260m, mainly comprising £49m from Canada and £207m from UK, which includes the £100m increase in provisions for short-term lapse activity that was announced in 30 June 2006 results.

Development costs

Development costs totalled £25m (2005: £17m). The increase arose mainly in Germany and Ireland, reflecting new major product developments and other one-off project costs.

Expected return on free surplus

This fell from a positive £13m in 2005 to a negative £20m in 2006. This decrease was due in part to the transfer of £19m for the 2006 full year cost of carry of the subordinated debt from non-covered to covered business.

Non-life operating profit/(loss)

Non-life operating losses have decreased to £2m (2005: loss £59m). The main drivers of the improvement are higher operating profits from SLB, SLI and SLH, coupled with the transfer of the subordinated debt and its related cost of carry to covered business, and the recognition of non-insured SIPP on an EEV basis rather than an IFRS basis.

Operating profit after tax

Operating profit after tax increased by 59% to £429m (2005: £270m). This increase includes a change in the attributed tax rate to 30% (2005: 32%), which reflects the change in the mix of profits arising from different territories and business with different tax rates.

1.4.2.3 Non-operating profit

Non-operating items contributed £408m before tax in 2006 (2005: £375m), an increase of 9%. The life and pensions businesses produced a profit in 2006 of £283m, including long-term investment variances of £252m (2005: £187m) plus £31m (2005: £232m) in relation to changes made to economic assumptions to reflect current market conditions. Within the £31m of assumption changes were positive adjustments of £92m from investment, tax and other, offset by losses of £36m and £25m from changes in risk discount rates and inflation respectively.

Outside life and pensions, the other main component was a gain of £107m arising in the period ended 10 July 2006 from the mark to market adjustment of the UK subordinated debt before demutualisation. This was a result of higher bond yields narrowing the gap between the market value of the debt and its IFRS value. From 10 July 2006 the market value movement on these liabilities is included within the UK life and pensions results in line with the treatment of the assets, and flows through investment return variances.

In 2006 the pension scheme deficits that could be attributed to staff working in life and pensions operations were transferred to covered business. The main UK scheme remains the only scheme that is shown in non-covered business as it covers staff in all UK operations – not just life and pensions. The movement in relation to the UK scheme is included in other non-covered business losses, and actuarial gains and losses are disclosed in the SORIE.

The remaining items relate to positive economic hedge gains in SLB of £48m, partially offset by an impairment charge of £13m and a restructuring expense provision of £17m in relation to SLH.

Non-operating profit after tax for 2006 increased by 20% to £319m (2005: £265m).

1.4.3 Segmental analysis of EEV pro forma operating profit

	Pro forma period from 1 January 2006 to 10 July 2006 £m	Audited period from 10 July 2006 to 31 December 2006 £m	Pro forma FY 2006 £m	Pro forma FY 2005 £m
Life and pensions				
UK	158	214	372	272
Canada	83	80	163	131
Europe	34	11	45	53
Other	(1)	(7)	(8)	(2)
HWPF TVOG	13	31	44	–
Life and pensions operating profit	287	329	616	454
Investment management	15	23	38	24
Banking	17	21	38	15
Healthcare and general insurance	3	13	16	7
Group corporate centre costs	(42)	(47)	(89)	(58)
Other	(12)	7	(5)	(47)
Operating profit before tax	268	346	614	395

Pre-tax operating profit increased by 55% to £614m (2005: £395m). The main life and pensions businesses account for £162m of this increase, with UK operating profit increasing by £100m, management of the HWPF TVOG exposure contributing £44m (2005: £nil) and Canada improving its operating profit by £32m. The non-life entities showed an increase of £57m, as a result of moving the cost of carry of the subordinated debt to covered business for 2006, which in 2005 totalled £28m, together with significant increases in the IFRS underlying profits of the main operating subsidiaries – SLI, SLB and SLH, compared to 2005.

An analysis of life and pensions operating profit by territory is given below:

	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
1 January 2006 to 31 December 2006						
Contribution from new business	167	28	10	–	–	**205**
Contribution from in-force business						
Expected return on existing business	268	93	31	–	–	**392**
Experience variances	90	(16)	7	–	41	**122**
Operating assumption changes	(128)	61	6	–	3	**(58)**
Development costs	(15)	–	(10)	–	–	**(25)**
Expected return on free surplus	(10)	(3)	1	(8)	–	**(20)**
Operating profit before tax	372	163	45	(8)	44	**616**
1 January 2005 to 31 December 2005						
Contribution from new business	27	(2)	8	–	–	33
Contribution from in-force business						
Expected return on existing business	225	70	33	–	–	328
Experience variances	48	2	10	–	–	60
Operating assumption changes	(22)	58	1	–	–	37
Development costs	(17)	–	–	–	–	(17)
Expected return on free surplus	11	3	1	(2)	–	13
Operating profit before tax	272	131	53	(2)	–	454

1.4.3.1 UK life and pensions

UK operating profit before tax (excluding HWPF TVOG) increased by 37% to £372m (2005: £272m). This is mostly attributable to increased new business contribution of £167m (2005: £27m). The higher expected return on existing business of £268m (2005: £225m) reflects the higher opening embedded value. The £42m increase in positive experience variances to £90m (2005: £48m) was offset by a £106m increase in negative assumption changes to £128m (2005: negative £22m) and a negative return on free surplus of £10m (2005: positive £11m). This latter item is largely due to the inclusion of £19m cost of carry within the UK life and pensions business, since the subordinated debt is now shown within UK covered business, whereas previously it was included at Group level. Development costs totalled £15m for 2006 (2005: £17m).

	Pro forma PVNBP margin		Pro forma NBC	
	2006 %	2005 %	2006 £m	2005 £m
UK new business				
Retail pensions*	1.5	0.2	98	8
Institutional pensions	0.1	0.3	2	3
Life	1.6	0.8	31	9
Annuities	11.5	7.5	50	22
Protection	(33.6)	(35.7)	(14)	(15)
UK life and pensions	1.5	0.4	167	27

* The 2005 PVNBP figures have been restated to reflect the inclusion of the non-insured element of SIPP, which has been included in the 2006 figures. (PVNBP 2006 – £1,218m (2005: £308m.)

UK NBC increased from £27m in 2005 to £167m in 2006, with a strengthening of new business margins on a PVNBP basis from 0.4% to 1.5%. This was due to increased volumes of new business – see section 1.3.1.2 – improvements in underlying product margins, changes in the product mix towards more profitable lines and lower acquisition costs. The largest improvement in profitability was seen in pensions, driven by increased volumes of the SIPP offering.

Experience variances were £90m in 2006 compared with £48m in 2005. The 2006 figure includes mortality profits, mainly arising from annuities, the extension of retirement ages from 50 to 55 as a result of A-Day, as well as enhancements to data and model points as reported at the half year.

Operating losses due to assumption changes in the UK increased to £128m (2005: £22m). These comprise increases in short-term lapse provisions on 30 June 2006 – £79m in relation to A-Day and £21m in relation to demutualisation, plus £107m due to further changes in long-term lapse assumptions made at the year end. This is made up of £59m in respect of pensions, based on recent experience and the expectation that A-Day will be a trigger for increased consolidation activity in the years leading to retirement. The balance of £48m arises on life with-profits business, a reflection of continued high levels of outflows.

These negative movements are partially offset by positive changes of £26m in relation to mortality – largely attributable to annuities, £26m in relation to expense assumption changes and £27m of other (mainly updated valuation assumptions reported at the half year). The losses in 2005 included significant negative assumption changes in relation to annuity reserves and lapse assumptions in relation to with-profits bonds, partially offset by large positive movements for expense savings and increased charges on Capital Investment Bonds.

1.4.3.2 Canada life and pensions

Canada operating profit before tax increased by 24% to £163m (2005: £131m). This increase comprises an improvement in new business contribution to a profit of £28m (2005: loss £2m), an increase in expected return on in-force business to £93m (2005: £70m) and positive assumption changes of £61m (2005: £58m). These positive movements are partially offset by negative experience variances of £16m (2005: positive £2m) and a negative return on free surplus of £3m (2005: positive £3m).

NBC in Canada of £28m is £30m higher than 2005. This improvement is largely due to the repricing of some products, a shift to sales of higher margin products and the impact of expense reductions from management actions taken during 2006. It was achieved despite sales of life and pensions products decreasing by 10% (15% in constant currency) to £166m APE (2005: £184m). NBC in 2005 was adversely affected by certain individual life insurance products which generated a loss of £36m, these have now been repriced. There were £5m residual losses related to these products in H1 2006 and no losses for H2 2006.

Canada operating assumption gains of £61m comprised £50m of maintenance and investment expense cost reductions, £37m of gains from changes in mortality and morbidity assumptions (mainly relating to individual and group insurance products) and other gains of £23m. These other gains include the release of annuity provisions offset by modelling changes for group insurance. These gains were partially offset by negative lapse assumption changes of £49m which mainly arose from group savings and retirement products.

1.4.3 Segmental analysis of EEV pro forma operating profit (continued)

1.4.3.3 Europe life and pensions

The 2006 operating profit before tax for Europe of £45m is £8m lower than 2005. This is largely due to an increase in development costs to £10m (2005: £nil) in respect of new product developments. Negative lapse experience on Ireland life with-profits business and lower expected return on existing business in Germany were partially offset by a £2m increase in NBC and positive expense assumption changes in Ireland.

The increase in the new business margin from 0.9% to 1.2% arises from an improvement in the profitability of Ireland new business, which was assisted by the launch of the Synergy proposition.

1.4.3.4 Other – covered business

Asia Pacific operating losses were higher due to continued expansion in India and China.

1.4.3.5 HWPF TVOG

There was no impact on operating profit in respect of TVOG in 2005. The £44m arising in 2006 includes £28m, being the net impact of management actions taken to hedge guarantees, offset by increases in the equity backing ratios for with-profits business in the HWPF. A total of £13m arises due to model improvements bringing in the effects of the dynamic guarantee deduction framework, the operation of which was finalised as part of the Scheme of Demutualisation. In addition, the TVOG benefited by £3m from the increases in lapse assumptions.

1.4.3.6 Non-covered operating profit items

Operating profit before tax in respect of the Investment management, Banking, Healthcare and general insurance businesses is consistent with the IFRS pro forma underlying profit before tax except that Investment management profits exclude profits from managing the life and pensions business, which are included in the life and pensions operating profit. Section 1.5 provides an analysis of IFRS underlying profit for these entities.

Group corporate centre costs

Group corporate centre costs increased by 53% to £89m (2005: £58m) – see section 1.5.2.7.

Other

'Other' no longer includes the cost of carry of the subordinated debt in 2006, as this has been moved to covered business. This totalled £28m in 2005. Other non-covered business losses were £5m (2005: loss £19m). 2006 losses largely comprise Mutual Fund and Wrap expenses due to new business strain, partially offset by income on assets held in the Group's holding company, Standard Life plc.

1.5 IFRS pro forma underlying profit

IFRS pro forma underlying profit before tax increased by 272% to £540m in 2006 (2005: £145m). The increase reflected higher fee and commission income arising from the increase in funds under management (FUM), and the result of business-wide focus on profitability and cost management. The increase also reflected the impact of assumption changes, in particular the inclusion in 2005 of £189m reserve strengthening in relation to the UK life and pensions business. A further breakdown and discussion of the results are provided in section 1.5.2 and should be read in conjunction with the information in section 3.1.

1.5.1 Introduction

The following section provides analysis of the IFRS underlying profit attributable to equity holders for the period from 10 July 2006 to 31 December 2006. It also includes pro forma results for the full year 2006 and comparative results for 2005.

Pro forma results

Before demutualisation on 10 July 2006, the Standard Life Group was a mutual organisation operated for the benefit of its with-profits policyholders. The statutory accounts of the Group recorded neither a profit nor a loss on the operations of its long-term business because, under the mutual structure, all surpluses from the business accrued to the benefit of with-profits policyholders through bonuses declared or through transfers to the unallocated divisible surplus.

To give shareholders a guide to the Group's performance for the period after demutualisation – from 10 July to 31 December – together with illustrative performance for FY2006 compared to FY2005, the pre-demutualisation IFRS mutual figures were adjusted to derive a pro forma profit figure. In order to provide illustrative financial information for FY2006, full year pro forma results have been prepared by adding the pro forma results for the period from 1 January 2006 to 10 July 2006 to the actual results for the period from 10 July 2006 to 31 December 2006.

It should be noted that this information is unaudited and is prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not represent the Group's actual financial position or results. The methodology used to derive the pro forma profit figure is consistent with that used in the Company's Prospectus issued in June 2006 and is derived by first calculating a Historical Financial Information (HFI) result and then adjusting for certain items. The basis of preparation of the HFI and pro forma results is discussed in more detail – see section 1.5.3.

Underlying profit

Underlying profit is a 'normalised' profit measure that the Group uses to provide a more meaningful analysis of the underlying business performance. Underlying profit is calculated by adjusting profit for the period for items such as volatility arising from different IFRS measurement bases for assets and liabilities, impairment of intangibles and certain restructuring expenses.

Period 10 July 2006 to 31 December 2006

The figures included within the underlying profit result for the period from 10 July 2006 to 31 December 2006 have been prepared in accordance with the accounting policies described in the financial statements. A reconciliation of the Group's profit for the period to the underlying profit for the period from 10 July 2006 to 31 December 2006 is given in section 3.

In comparing the actual results for the period after demutualisation to that of the pro forma results for the periods before demutualisation, it is important to consider that the pro forma results include certain assumptions and estimations which may differ from the actual results arising in the post demutualisation environment. The main areas of difference relate to the fund structure in which new business is written after demutualisation, the treatment of immediate annuities in the UK and Ireland and the method used to calculate profit on German business. These are described in more detail in the basis of preparation – see section 1.5.3.

1.5.2 Segmental analysis of IFRS pro forma underlying profit

	Pro forma period from 1 January 2006 to 10 July 2006[1] £m	Period from 10 July 2006 to 31 December 2006 £m	Pro forma FY 2006 £m	Pro forma FY 2005 £m
Underlying profit before tax attributable to equity holders of Standard Life plc				
Life and pensions:				
UK	120	110	230	16
Canada	68	100	168	86
Europe	57	51	108	73
Other	(2)	(7)	(9)	–
Total life and pensions	243	254	497	175
Investment management	29	37	66	44
Banking	17	21	38	24
Healthcare and general insurance	3	13	16	7
Group corporate centre costs	(42)	(47)	(89)	(58)
Other	–	12	12	(47)
Underlying profit before tax attributable to equity holders of Standard Life plc and adjusted items	**250**	**290**	**540**	**145**
Profit attributable to minority interest	52	60	112	83
Underlying profit before tax attributable to equity holders and adjusted items	**302**	**350**	**652**	**228**
Adjustments for the following items:				
Volatility arising on different asset and liability valuation bases	(43)	68	25	59
Impairment of intangibles	(9)	(5)	(14)	-
Restructuring expenses	(5)	(12)	(17)	-
Profit before tax attributable to equity holders	**245**	**401**	**646**	**287**
Tax attributable to:				
Underlying profit	27	39	66	18
Non-operating items	(18)	19	1	21
Total tax	9	58	67	39
Profit for the period	236	343	579	248
Basic earnings per share (EPS)[2]	10.6p	11.9p	22.5p	6.0p
Diluted EPS[3]	10.3p	11.5p	21.8p	5.8p

[1] The figures which were reported in the Half-Year Report 2006 have been adjusted to reflect the trading period from 1 July to 10 July 2006 and to reclassify items which we previously classed as non-covered in 'Other' to UK life and pensions. This treatment is consistent with the pro forma reconciliation of group underlying profit to profit for the period in section 3.

[2] Basic EPS is based on 2,102m shares and underlying pro forma profit after tax attributable to equity holders of Standard Life plc of £474m (2005: £127m), refer to note 3.5.

[3] Diluted EPS is based on 2,173m shares.

1.5.2.1 UK life and pensions

UK life and pensions IFRS pro forma underlying profit before tax has increased to £230m for 2006 (2005: £16m).

The 2005 figure is after £189m of annuity reserve strengthening due to changes in expected future rates of mortality improvement and annuity enhancements post A-Day. There was no similar effect in 2006. Excluding this adjustment the 2005 figure would have been £205m.

The IFRS underlying profit from life and pensions is determined mainly by the Recourse Cash Flow (RCF), i.e. the amount that can be transferred from the HWPF to the shareholder fund based on regulatory cash flows determined by rules of the Scheme of Demutualisation, and to a lesser extent by the strain of writing new business, adjusted for Deferred Acquisition Costs (DAC) and Deferred Income Reserve (DIR).

IFRS underlying profit before tax of £110m for the period 10 July to 31 December 2006 includes £23m relating to a one-off reserve release in respect of deferred annuities.

IFRS pro forma underlying profit before tax of £120m for the period 1 January to 10 July 2006 was boosted by a sizeable release of SIPP sterling reserves of £30m which flows through the RCF. This was due to a sharp fall in unit costs, resulting from the significant increase in the size of the SIPP book of business over this period.

The 2006 result includes the cost of carry of subordinated debt of £19m and losses in relation to non-covered business of £25m. In 2005 these items were not included in the UK life and pensions result but were disclosed as part of 'Other' – see 1.5.2.7.

The IFRS pro forma underlying profit excludes the impact of volatility, which arises as a result of the subordinated liabilities being measured at amortised cost, while the assets are measured at fair value.

1.5.2.2 Canada life and pensions

Canada life and pensions IFRS pro forma underlying profit before tax increased by 95% to £168m (2005: £86m).

The increase in pro forma underlying profit before tax was driven by higher fee income from the continued growth in mutual funds and segregated funds under management, continued cost control and also from the strategic focus on higher margin products. The period benefited from strong returns in a buoyant property market, coupled with positive returns in the equity markets.

IFRS underlying profit before tax of £100m for the period 10 July to 31 December 2006 reflected the increase in investment and fee income as equity markets rallied in the second half of 2006. Investment return also benefited from the decrease in interest rates in the second half of the year. In addition, the repositioning of the individual life products and the subsequent fall-off in sales led to a decrease in commission and other acquisition expenses.

Pro forma underlying profit before tax of £68m for the period 1 January to 10 July 2006 was lower than the second half results. This was due largely to investment returns.

Pro forma underlying profit excludes the impact of volatility arising in Canada on non-linked investment contracts.
The volatility arises because policyholder liabilities, associated with a portfolio of assets measured at fair value, are measured at amortised cost.

1.5.2.3 Europe life and pensions

IFRS pro forma underlying profit before tax generated by the Europe life and pensions branches was £108m (2005: £73m). This represents an increase of 48%. The German branch contributed £105m (2005: £80m) while the Ireland branch achieved an overall profit of £3m (2005: loss £7m).

The 2005 figure is after £55m of reserving strain for Germany. Excluding this adjustment the 2005 figure would have been £128m. The decrease in 2006 compared to the adjusted 2005 amount is due to margins earned in 2005 on the exceptional sales experienced in 2004 and the first quarter of 2005 (due to changes in German tax legislation) coming to an end.

IFRS underlying profit before tax of £51m for the period 10 July to 31 December 2006 compares to £57m for the pre-demutualisation period.

1.5.2.4 Investment management

IFRS pro forma underlying profit before tax increased by 50% to £66m (2005: £44m). The increase was driven by fee and commission income due to the growth of funds under management (FUM).

	2006	2005
Investment management revenue[1]	£242m	£189m
Fee and commission expenses	(£15m)	(£10m)
Net investment management revenue	£227m	£179m
EBIT[2]	£62m	£40m
EBIT Margin[2]	27.0%	22.3%
Revenue/average monthly FUM[3]	18.3bps	17.0bps
Expenses/average monthly FUM[4]	(13.7)bps	(13.4)bps

[1] Total investment management revenue includes fee and commission income and other income.

[2] EBIT margin is calculated by dividing EBIT by net investment management revenues plus net investment return excluding interest received of £3m (2005: £nil). EBIT is derived by taking IFRS profit before tax attributable to equity holders and adding back interest expense of £1m (2005: £1m) and deducting interest received of £5m (2005: £5m).

[3] Sum of net investment management revenue and net investment return excluding interest received of £5m (2005: £5m)/average monthly funds under management.

[4] Net expenses/average monthly funds under management.

Net investment management revenue increased by 27% to £227m in 2006 (2005: £179m). The increase was primarily due to strong inflows into third party funds during 2006, together with the favourable market conditions in the period, which boosted the value of underlying FUM.

Expenses during the period increased to support the business growth and performance experienced during 2006.

1.5.2.5 Banking

Excluding the volatility in respect of non-qualifying economic hedges, IFRS pro forma underlying profit before tax increased by 58% to £38m (2005: £24m).

	2006	2005
Net interest income[1]	£88m	£73m
Non-interest income	£10m	£11m
Expenses	(£60m)	(£60m)
Underlying profit before tax	£38m	£24m
Cost to income ratio[2]	61%	71%
Interest margin[3]	74bps	63bps

[1] Net interest income measures the difference between total interest income earned and the cost of funding.

[2] Cost to income ratio is the measure SLB uses to determine the success of its cost savings initiatives and is calculated on an underlying basis as the ratio of total costs to total income for the year expressed as a percentage.

[3] Interest margin measures the amount of interest margin being generated by SLB's assets and is calculated as a percentage of average total interest bearing assets during the year and quoted in basis points (bps) – 1/100ths of 1%.

The increase in underlying profit before tax occurred despite mortgages under management decreasing due to a focus on improving margins and controlling costs. Staff numbers reduced to 725 during 2006 (2005: 795). This was reflected in improvements to the cost income ratio, net interest income and interest margin.

1.5.2.6 Healthcare and general insurance

IFRS pro forma underlying profit before tax within Standard Life Healthcare (SLH) increased by £8m to £12m. This is before taking into account significant one-off costs of £21m relating to the purchase of FirstAssist's private medical portfolio and the subsequent restructuring – including the relocation of the head office to Bournemouth.

The one-off costs include an impairment charge of £7.8m on the goodwill purchased as part of the FirstAssist deal.

IFRS pro forma underlying profit increased, mainly because claims experience was better than expected, including a surplus on the run off of the previous year's outstanding claims reserves of £4m. The improved claims experience is linked to medical claims inflation in 2006 being below expectations, and to pricing and underwriting actions to improve profitability.

Other general insurance operations contributed £4m (2005: £3m).

1.5.2.7 Group corporate centre costs and other

Group corporate centre (GCC) costs increased by 53% to £89m (2005: £58m). This was due to the significant additional costs associated with the transition to a public listed company. One of the key targets of the Group in 2007 is to maintain GCC costs at 2005 levels – offsetting the increase in additional costs that resulted from the move to being a listed company.

'Other' increased to £12m (2005: loss of £47m) due to the 2005 figure including non-covered business as detailed in 1.4.3. For 2006 this has been included within the life and pensions underlying profit figures. In addition the period from 10 July to 31 December 2006 includes income of £18m in relation to assets held by the Group's holding company, Standard Life plc.

1.5.3 Derivation of pro forma underlying profit and additional basis of preparation information

Detailed below is a reconciliation of the IFRS mutual results to pro forma profit. A reconciliation of the IFRS underlying profit is provided in section 3.

	Pro forma period from 1 January to 10 July 2006	Pro forma FY 2005
	£m	£m
Total net revenue	5,074	18,307
Total operating expenses	(4,967)	(17,792)
Share of profits from associates and joint ventures	63	99
Profit before tax	170	614
Tax expenses	(118)	(531)
Profit for the period	52	83
Adjustments to derive HFI profit		
Profit attributable to minority interests	(52)	(83)
HFI adjustment to unallocated divisible surplus	83	30
HFI adjustment to tax	2	39
HFI profit before tax attributable to equity holders and after minority interest	85	69
Adjustments to derive pro forma profit		
Deferred acquisition costs	94	157
Assumed interest on proceeds of share issue	18	33
New business reserving strain	(4)	(55)
Pro forma profit before tax attributable to equity holders and after minority interest	193	204
Adjustments to derive underlying profit		
Volatility arising on different asset and liability valuation bases	43	(59)
Impairment of intangibles	9	–
Restructuring expenses	5	–
Underlying profit before tax attributable to equity holders and after minority interest	250	145

The estimated shareholder tax on underlying profit is assumed to be £27m for the period 1 January to 10 July 2006 (FY 2005: £18m).

Basis of preparation – Pro forma period 1 January 2006 to 10 July 2006 and FY 2005

The pro forma results for the period from 1 January 2006 to 10 July 2006 and FY 2005 have been prepared on a consistent basis. Due to the nature of the adjustments made to the IFRS mutual figures, pro forma profit figures are not directly comparable and may differ from the actual results had the Group demutualised at the beginning of those periods.

1.5.3 Derivation of pro forma underlying profit and additional basis of preparation information (continued)

To provide shareholders with some level of comparison of the performance of the Group, the IFRS mutual results have been restated as if the Group had been headed by a proprietary company during the above periods. This restatement process was first carried out for the Standard Life plc Prospectus issued in June 2006 which provided financial information on a Historical Financial Information (HFI) basis and on the pro forma basis.

The HFI results have been prepared in order to show the results which would have been attributable to shareholders and policyholders had The Standard Life Assurance Company (SLAC) been a company owned by shareholders under the terms of the Scheme during the two accounting periods. The pro forma results comprise the income statement as set out on the HFI results basis, adjusted to reflect the profit that would have arisen had the Scheme and anticipated post-demutualisation capital and debt structure been in place at the start of each period.

After demutualisation, the recourse cash flow (RCF) formulae are used to determine the amount attributable to shareholders in respect of in-force business. The results of new business written (with the exception of increments written in the Heritage with-profits Fund) will be directly attributable to shareholders. Therefore the RCF formulae will not apply to that new business. This distinction means that acquisition costs and certain reserving strains are treated differently in the HFI in comparison to the way that those costs are actually treated post-demutualisation. These differences are adjusted in the pro forma profit calculation – see section 1.5.3.4.

1.5.3.1 HFI basis of preparation

The terms of the Scheme have been reflected in the preparation and presentation of the HFI results. Further details about the terms of the Scheme are discussed in the Company's Prospectus. The HFI results have been derived using the SLAC Group accounting records and in accordance with the accounting policies set out in the Prospectus. The principal adjustments made to the underlying Standard Life Group accounting records are summarised below.

1.5.3.2 Profit/(loss) attributable to shareholders

The income statement in the HFI results has been prepared to show those proportions of the transfers made to the unallocated divisible surplus which would have been attributable to shareholders and with-profits policyholders had the Group been owned by shareholders under the terms of the Scheme during the two accounting periods.

The profit/(loss) attributable to shareholders comprises five components:

(a) The transfer of assets between shareholders and policyholders that would have arisen under the Scheme in respect of the UK and Irish unitised with-profits and non-participating business, i.e. the resource cash flows.

(b) The recharge in respect of business written in the German branch.

(c) The profits attributable to the operating subsidiaries which, under the Scheme, transfer to SLAL's Shareholder Fund or the Proprietary Business Fund through the RCF.

(d) In relation to subordinated debt and Subordinated Members' Accounts (SMAs), the amount by which the return on the assets backing the subordinated debt exceeds the coupon paid, i.e. the cost of carry.

(e) In relation to annuities, the amount attributable to shareholders represents the profit or loss resulting from the difference between actual mortality experience and the mortality reserving assumptions used to determine the reinsurance premium received by Standard Life Investment Funds Limited (SLIF) from the HWPF.

In order to calculate the shareholder profit/loss that would have arisen in the two accounting periods in relation to (a), (b) and (e) above long-term insurance premiums, claims and commissions, associated reinsurance and operating costs and actuarial reserves have been derived from the accounting and actuarial records of the Group and have been allocated to each business unit and product category by reference to the nature of the individual products giving rise to the transactions. The RCF is then calculated for each product category by reference to formulae defined in the Scheme.

It should be noted that in relation to immediate annuities post-demutualisation, the profit that is attributable to shareholders results from the difference between actual mortality experience and the mortality reserving assumptions used to determine the reinsurance premium paid to SLIF by the HWPF. For the purposes of the pro forma results prior to demutualisation, the result of the annuity business was allocated between policyholders and shareholders according to a basis that was similar to that used for other conventional non-insurance business, with allowances made for the different actual and assumed administration expenses and the movements in mathematical reserves held in respect of future administration expenses.

In addition, the post demutualisation results for Germany arise from a recharge of expenses to the HWPF, whereas the pro forma results were calculated based on a method which allocated the results between shareholders and policyholders on a basis that is consistent with business written in the UK and Ireland.

1.5.3.3 Taxation

In its mutual company pre-demutualisation, the Group's life and pensions business was not subject to shareholder tax. The tax attributable to that business is therefore regarded as policyholder tax, and no calculations have been made either to re-analyse that tax between shareholder and policyholder tax, or to compute any additional tax charge or credit (current or deferred taxation) which might arise in the shareholder environment. The tax charge attributable to shareholders in the HFI results solely reflects the tax in the operating subsidiaries that are held outside the HWPF.

1.5.3.4 Basis of preparation – pro forma results

The pro forma results are calculated by adjusting the HFI results for the following items:

(a) Deferral of acquisition costs

In the HFI, a component of shareholder profit is represented by the transfer of assets to the Shareholder Fund and Proprietary Business Fund. This transfer was calculated in accordance with the formula defined in the Scheme by reference to certain cash flows from the unitised business and non-participating business. These cash flows are based on the amounts reported in the regulatory return and therefore exclude any deferral of acquisition costs.

The adjustment shown in the pro forma income statement reflects the deferral of that element of acquisition costs, which would have been attributable to shareholders had the new business been written in the Proprietary Business Fund.

(b) Assumed interest on proceeds of share issue

An element of the IPO proceeds is used to support the capital adequacy of the Group. An amount of £750m of the proceeds was assumed to be used within the Group for capital adequacy purposes (after the payment of £50m to the UK Standard Life Staff Pension Scheme). The pro forma income statement includes additional investment income to reflect a return achieved on gilts during the period. The return on the remaining estimated IPO proceeds of £500m is not shown in the pro forma income statement and has been estimated to be £11m before tax based on the rate of return on gilts (4.40%). Post-demutualisation, investment return on the full £1.3bn IPO proceeds is recognised.

(c) New business reserving strain

The reserving strain arising from new unitised with-profits business (excluding increments) has changed post-demutualisation. This business is written in the Proprietary Business Fund (and the with-profits element is transferred to a new with-profits fund), and therefore is attributable to shareholders.

1.6 Capital Management

Maintaining confidence – the Group's capital position

The Financial Groups Directive defines the Group as a financial conglomerate. Capital resources and requirements are consolidated within the Group on this basis with the dual aims of maintaining confidence in the business through regulatory strength and creating shareholder value.

Regulatory strength

At the end of 2006, the ratio of the Group's capital to its regulatory capital requirements stood at approximately 175%.

Residual Estate

The primary role of the residual estate, as set out in paragraph 4.1 of schedule 1 of the Scheme, is to ensure a prudent amount is retained in the HWPF in respect of any amounts which may be charged to the HWPF in accordance with the Scheme. To the extent that the SLAL Board is satisfied that the residual estate exceeds that required to meet its primary role, the excess residual estate shall be distributed over time in as fair and equitable manner as is practicable as an enhancement to final bonus payable on the remaining HWPF with-profits policies. As reported by SLAC's with-profits actuary in its members' circular issued in April 2006, it was estimated that, as at 31 December 2005, after allowing for estimates of the effects of the various transactions and asset and liability movements associated with demutualisation, the residual estate would have been expected to be in excess of £0.5bn. As at 31 December 2006, the residual estate increased to approximately £1.3bn.

BLANK PAGE

2 European Embedded Value Basis

EEV consolidated income statement
For the period 10 July 2006 to 31 December 2006

	Period 10 July 2006 to 31 December 2006 £m
Life and pensions	
UK	214
Europe	11
Canada	80
Other	(7)
HWPF TVOG	31
Life and pensions operating profit	329
Investment management*	23
Banking	21
Healthcare and general insurance	13
Group corporate centre costs	(47)
Other	7
Operating profit before tax	346
Other non-operating items	
Long-term investment return and tax variances	229
Effect of economic assumption changes	140
Impairment of acquired intangible assets	(4)
Restructuring expenses	(12)
Volatility arising on different asset and liability valuation bases	29
Profit before tax	728
Attributed tax	(213)
Profit after tax	515

* Investment management operating profit before tax is stated after excluding profits of £14m which have been generated by the life and pensions businesses.

EEV earnings per share
For the period 10 July 2006 to 31 December 2006

	Period 10 July 2006 to 31 December 2006
EEV operating profit after tax attributable to equity holders of Standard Life plc (£m)	248
Basic EPS (pence)	11.8
Weighted average number of ordinary shares in issue (millions)	2,102
Diluted EPS (pence)	11.4
Weighted average number of ordinary shares on a diluted basis (millions)*	2,173

* Includes the full dilutive effect of bonus shares committed to at the time of the demutualisation of The Standard Life Assurance Company and the flotation of Standard Life plc and share awards and share options.

EEV consolidated statement of recognised income and expense
For the period 10 July 2006 to 31 December 2006

	Notes	Period 10 July 2006 to 31 December 2006 £m
Fair value gains/(losses) on cash flow hedges		4
Actuarial (losses)/gains on defined benefit pension schemes		(2)
Foreign exchange rate movements*		(105)
Aggregate tax effect of items not recognised in income statement		(6)
Net (expense)/income recognised directly in consolidated balance sheet		**(109)**
Profit after tax		515
Total recognised income and expense for the period attributable to equity holders	2.8	**406**

* Foreign exchange rate movements primarily relate to Canada.

EEV consolidated balance sheet

As at 31 December 2006

	Notes	31 December 2006 £m	10 July 2006 £m
Covered business			
Free surplus		720	742
Required capital		562	560
Net worth		1,282	1,302
Present value of in-force		3,480	3,163
Cost of required capital		(263)	(282)
Total embedded value of covered business	2.2(c)	4,499	4,183
Non-covered business			
Investment management		149	120
Banking		355	322
Healthcare and general insurance		119	120
Group corporate centre		553	371
Other		73	76
UK pension scheme deficit		(140)	(197)
Total net assets of non-covered business		1,109	812
Total Group embedded value	2.8	5,608	4,995
Equity			
Share capital		210	202
Share premium reserve		799	615
Other reserves		1,869	1,650
EEV reserves		2,730	2,528
Total equity*		5,608	4,995

* Embedded value equity per share is 258p as at 31 December 2006 compared to 239p as at 10 July 2006 based on diluted share totals of 2,177m as at 31 December 2006 and 2,094m as at 10 July 2006.

2.1 Basis of preparation

The European Embedded Value (EEV) basis results have been prepared in accordance with the EEV Principles and Guidance issued in May 2004 by the CFO Forum of European Insurance Companies and the Additional Guidance issued in October 2005. EEV reports the value of business in-force based on a set of best estimate assumptions, allowing for the impact of uncertainty inherent in future assumptions, the cost of holding required capital and the value of free surplus. The total profit recognised over the lifetime of a policy is the same as under International Financial Reporting Standards (IFRS), but the timing of recognition of profits is different.

The EEV results have been calculated on the basis that demutualisation took place before the start of the period, and therefore the net capital raised from the flotation has been reflected. The post-demutualisation structure is in place for the period.

EEV includes the net assets of the businesses that are owned by shareholders of Standard Life plc plus the present value of future profits expected to arise from in-force long-term insurance policies (PVIF) where these future profits are attributable to shareholders under the Scheme of Demutualisation (the Scheme) or from sales of new business since 10 July 2006.

The opening and closing EEV numbers, and therefore the profit arising in the period, for the covered business are determined on an after tax basis. The tax assumptions are based upon the best estimate of the actual tax expected to arise. Profit before tax is derived by grossing up profit after tax at the standard rate of corporation tax appropriate to each territory. While for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing up basis upon which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to business sold after demutualisation.

A detailed description of EEV methodology is provided in note 2.15.

Covered business

For the purposes of EEV reporting, a distinction is drawn between covered business to which EEV methodology is applied and non-covered business where results and balances are based on those determined under IFRS and included in the IFRS financial statements in the Annual Report and Accounts, unless otherwise stated.

The Group's covered business is its life assurance and pensions businesses in the United Kingdom, Europe (Germany and Ireland), Other (including Asia) and Canada, as well as the current and future profits and losses from Standard Life Investments (SLI) arising on its management of funds relating to the life and pensions businesses. As the businesses included in 'other' are not material in the context of the Group they have been included at their IFRS value.

UK covered business also includes:

- Non-insured Self Invested Personal Pension (SIPP) business.
- Those elements of Wrap business that are contained within a long-term product wrapper i.e. bonds, SIPPs and mutual funds.

The Group's non-covered business mainly includes the business of Standard Life Bank (SLB), Standard Life Healthcare (SLH), the third party investment management business of SLI as well as other non-life and pensions entities.

2.2 Segmental analysis – covered business

(a) Segmental EEV income statement

10 July 2006 to 31 December 2006	Notes	UK £m	Europe £m	Canada £m	Other £m	HWPF TVOG £m	Total £m
Contribution from new business	2.3	84	4	17	–	–	105
Contribution from in-force business							
Expected return on existing business		136	15	47	–	–	198
Experience variances	2.4	49	(7)	(8)	–	28	62
Operating assumption changes	2.5	(55)	5	27	–	3	(20)
Development costs		(6)	(7)	–	–	–	(13)
Expected return on free surplus		6	1	(3)	(7)	–	(3)
Operating profit before tax		214	11	80	(7)	31	329
Investment return and tax variances		142	6	55	–	26	229
Effect of economic assumption changes		159	14	(36)	–	3	140
Profit before tax		515	31	99	(7)	60	698
Attributed tax		(154)	(9)	(30)	1	(18)	(210)
Profit after tax		361	22	69	(6)	42	488

An analysis of profit after tax by territory is provided in note 2.10.

HWPF TVOG represents the time value of financial options and guarantees (TVOG) arising from the Heritage With-Profits Fund (HWPF). Although this fund includes business written by UK, Germany and Ireland, it is managed at a combined level and therefore is not included within the results of each individual territory. The results for Canada include the cost of the Canadian TVOG, and the results for Europe include the cost of TVOG arising on business written outside of the HWPF in Germany.

The principal effect of determining the pre-tax results using the standard rate of tax compared to the actual effective rate is to increase the Effect of economic assumption changes by £46m (UK £45m, Europe £1m), arising from the impact of investment related increases in the value of the tax effects that have been assumed to arise as a result of funding HWPF transfers out of unallocated surplus.

(b) Segmental analysis of movements in EEV

10 July 2006 to 31 December 2006	UK £m	Europe £m	Canada £m	Other £m	HWPF TVOG £m	Total £m
Opening EEV	3,082	263	917	55	(134)	4,183
Profit after tax	361	22	69	(6)	42	488
Capital injections/(dividends)	7	(7)	–	–	–	–
Transfers (to)/from non-covered business	(73)	–	–	2	–	(71)
Foreign exchange rate movements	2	(8)	(94)	(2)	–	(102)
Transfer back of surplus to SLI	(9)	–	–	–	–	(9)
Actuarial gains/(losses) on defined benefit pension schemes	–	1	9	–	–	10
Closing EEV	3,370	271	901	49	(92)	4,499

Transfers (to)/from non-covered business from UK life and pensions include £60m transferred to the UK pension scheme, and £13m transferred to Standard Life Savings, the mutual funds and Wrap company.

(c) Segmental analysis of opening and closing EEV

	UK	Europe	Canada	Other	HWPF TVOG	Total
	£m	£m	£m	£m	£m	£m
Analysis of EEV						
Free surplus	686	(11)	12	55	–	742
PVIF	2,388	274	635	–	(134)	3,163
Required capital	15	–	545	–	–	560
Cost of capital	(7)	–	(275)	–	–	(282)
Opening EEV at 10 July 2006	3,082	263	917	55	(134)	4,183
Analysis of EEV						
Free surplus	656	(9)	24	49	–	720
PVIF	2,693	278	601	–	(92)	3,480
Required capital	32	4	526	–	–	562
Cost of capital	(11)	(2)	(250)	–	–	(263)
Closing EEV at 31 December 2006	3,370	271	901	49	(92)	4,499

The opening EEV at 10 July 2006 has been determined in accordance with the provisions of the Scheme and reflects that part of the net proceeds raised as part of the Initial Public Offering (IPO) which has been allocated to covered business. This amount was £737m and is included within UK life and pensions.

2.3 Analysis of new business contribution

The following table sets out the premium volumes and contribution from new business written by the life and related businesses, consistent with the definition of new business set out in note 2.15.

New business contribution is shown after the effect of required capital.

10 July 2006 to 31 December 2006	New Business Contribution Post Cost of Capital	New Business Sales		PVNBP Margin Post Cost of Capital
		PVNBP	APE	
	£m	£m	£m	%
Pensions – Retail	51	3,648	494	1.4
Pensions – Institutional	1	1,580	158	0.1
Life	12	950	95	1.2
Annuities	28	262	26	10.6
Protection	(8)	19	3	(45.0)
UK total	84	6,459	776	1.3
Europe	4	466	53	1.0
Canada	17	810	70	2.1
Other	–	138	16	–
Total	105	7,873	915	1.3

2.4 Experience variances

10 July 2006 to 31 December 2006	UK	Europe	Canada	HWPF TVOG	Total
	£m	£m	£m	£m	£m
Lapses	(7)	(3)	–	–	(10)
Maintenance expenses	2	–	3	–	5
Mortality and morbidity	28	–	–	–	28
Tax	(3)	–	14	–	11
Other	29	(4)	(25)	28	28
Total	49	(7)	(8)	28	62

UK lapse variances reflect the excess of life business claims above the long-term assumptions and the provision included in the opening balance sheet.

2.4 Experience variances (continued)

UK mortality variances arise from profits on annuity business and the impact of changes in deferred annuity reserving bases.

Other UK variances represent a number of different variances, including reinvestment of demutualisation benefits on pension policies and the impact of legislative changes.

Negative experiences in Europe were due to lapses in Ireland and other small negative variances.

Other Canada variances mainly arise from modelling variances within group savings and retirement products.

Positive experience variances in relation to HWPF TVOG reflect the net impact of management actions taken to hedge guarantees and change equity backing ratios for with-profits business.

2.5 Operating assumption changes

10 July 2006 to 31 December 2006	UK	Europe	Canada	HWPF TVOG	Total
	£m	£m	£m	£m	£m
Lapses	(107)	(4)	(49)	–	**(160)**
Maintenance expenses	26	12	22	–	**60**
Mortality and morbidity	26	2	35	–	**63**
Other	–	(5)	19	3	**17**
Total	(55)	5	27	3	**(20)**

The UK lapse assumption change includes charges of £59m for pensions, reflecting increases in exit rates as a result of the greater freedom now available to customers in the approach to retirement, and £48m arising from increased withdrawal rates for with-profits life policies. The maintenance expenses change reflects continued efficiency gains in the business. The main change in mortality assumption is in respect of annuities, reflecting the combined effect of a number of factors including changes to the underlying mortality tables and a widening in margins between valuation and best estimate assumptions.

The positive £5m change for Europe is driven mainly from expense assumption changes in Ireland, offset by lapse assumption changes, also in Ireland.

In Canada, changes in lapse rates mainly applied to group savings and retirement products. In addition there was £35m from improvements in mortality and morbidity, primarily in relation to individual and group insurance products. Other assumption changes include the release of annuity provisions offset by modelling changes for group insurance.

2.6 Time value of options and guarantees (TVOG)

	31 December 2006	10 July 2006
	£m	£m
UK and Europe HWPF	(92)	(134)
Europe other	(2)	–
Canada	(13)	(17)
Total	(107)	(151)

2.7 Non-covered business

Non-covered business includes various non-life and pension companies, including mutual fund companies, on an IFRS basis together with income on assets held in the Group's holding company, Standard Life plc.

2.8 EEV – reconciliation of movements in consolidated balance sheet

	10 July 2006 to 31 December 2006 £m
Opening EEV	4,995
Total recognised income and expenses for the period	406
Capital injections/(dividends)	192
Reserves credit for employee share-based payment schemes	15
Closing EEV	5,608

The capital injection mainly represents the proceeds from the sale of additional shares in Standard Life plc above the original share allocation.

2.9 Reconciliation of EEV net assets to IFRS net assets

	31 December 2006 £m
Net assets on an EEV basis	5,608
Present value of in-force life and pensions business	(3,217)
Adjustment of long-term debt to market value	92
Canadian mark to market	273
Deferred acquisition costs/(Deferred income reserve)	98
Other	24
Net assets on an IFRS basis	2,878

Reconciling items are shown net of tax where appropriate.

2.10 Analysis of life and pensions EEV PVIF and net worth movements (net of tax)

(a) Total

10 July 2006 to 31 December 2006	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	742	560	1,302	2,881	4,183
Contribution from new business	(184)	22	(162)	235	73
Contribution from in-force business					
Expected return on existing business	-	12	12	125	137
Expected return transfer to net worth	255	(20)	235	(235)	-
Experience variances	8	10	18	27	45
Operating assumption changes	37	(12)	25	(39)	(14)
Development costs	(9)	-	(9)	-	(9)
Expected return on free surplus	(2)	-	(2)	-	(2)
Operating profit after tax	105	12	117	113	230
Investment return and tax variances	2	31	33	128	161
Economic assumption changes	(54)	11	(43)	140	97
Profit after tax	53	54	107	381	488
Capital injections/(dividends)	(3)	3	-	-	-
Transfers (to)/from non-covered business	(71)	-	(71)	-	(71)
Foreign exchange rate movements	(2)	(55)	(57)	(45)	(102)
Transfer back of surplus to SLI	(9)	-	(9)	-	(9)
Actuarial gains/(losses) on defined benefit pension schemes	10	-	10	-	10
Closing EEV	720	562	1,282	3,217	4,499

2.10 Analysis of life and pensions EEV PVIF and net worth movements (net of tax) (continued)

(b) UK and HWPF TVOG

10 July 2006 to 31 December 2006	Free surplus	Required capital	Net worth	PVIF net of cost of capital	Total
	£m	£m	£m	£m	£m
Opening EEV	686	15	701	2,247	2,948
Contribution from new business	(150)	14	(136)	194	58
Contribution from in-force business					
Expected return on existing business	–	–	–	95	95
Expected return transfer to net worth	172	–	172	(172)	–
Experience variances	13	2	15	40	55
Operating assumption changes	12	–	12	(49)	(37)
Development costs	(4)	–	(4)	–	(4)
Expected return on free surplus	5	–	5	–	5
Operating profit after tax	48	16	64	108	172
Investment return and tax variances	8	1	9	109	118
Economic assumption changes	(13)	–	(13)	126	113
Profit after tax	43	17	60	343	403
Capital injections/(dividends)	7	–	7	–	7
Transfers (to)/from non-covered business	(73)	–	(73)	–	(73)
Foreign exchange rate movements	2	–	2	–	2
Transfer back of surplus to SLI	(9)	–	(9)	–	(9)
Actuarial gains/(losses) on defined benefit pension schemes	–	–	–	–	–
Closing EEV	656	32	688	2,590	3,278

(c) Europe and Other

10 July 2006 to 31 December 2006	Free surplus	Required capital	Net worth	PVIF net of cost of capital	Total
	£m	£m	£m	£m	£m
Opening EEV	44	–	44	274	318
Contribution from new business	(27)	1	(26)	29	3
Contribution from in-force business					
Expected return on existing business	–	–	–	9	9
Expected return transfer to net worth	42	–	42	(42)	–
Experience variances	(6)	–	(6)	2	(4)
Operating assumption changes	7	–	7	(3)	4
Development costs	(5)	–	(5)	–	(5)
Expected return on free surplus	(5)	–	(5)	–	(5)
Operating profit after tax	6	1	7	(5)	2
Investment return and tax variances	(1)	–	(1)	6	5
Economic assumption changes	–	–	–	9	9
Profit after tax	5	1	6	10	16
Capital injections/(dividends)	(10)	3	(7)	–	(7)
Transfers (to)/from non-covered business	2	–	2	–	2
Foreign exchange rate movements	(2)	–	(2)	(8)	(10)
Transfer back of surplus to SLI	–	–	–	–	–
Actuarial gains/(losses) on defined benefit pension schemes	1	–	1	–	1
Closing EEV	40	4	44	276	320

(d) Canada

10 July 2006 to 31 December 2006	Free surplus	Required capital	Net worth	PVIF net of cost of capital	Total
	£m	£m	£m	£m	£m
Opening EEV	12	545	557	360	917
Contribution from new business	(7)	7	–	12	12
Contribution from in-force business					
Expected return on existing business	–	12	12	21	33
Expected return transfer to net worth	41	(20)	21	(21)	–
Experience variances	1	8	9	(15)	(6)
Operating assumption changes	18	(12)	6	13	19
Development costs	–	–	–	–	–
Expected return on free surplus	(2)	–	(2)	–	(2)
Operating profit after tax	51	(5)	46	10	56
Investment return and tax variances	(5)	30	25	13	38
Economic assumption changes	(41)	11	(30)	5	(25)
Profit after tax	5	36	41	28	69
Capital injections/(dividends)	–	–	–	–	–
Transfer (to)/from non-covered business	–	–	–	–	–
Foreign exchange rate movements	(2)	(55)	(57)	(37)	(94)
Transfer back of surplus to SLI	–	–	–	–	–
Actuarial gains/(losses) on defined benefit pension schemes	9	–	9	–	9
Closing EEV	24	526	550	351	901

2.11 Market value of subordinated liabilities within covered business

	31 December 2006	10 July 2006
	£m	£m
UK	(1,691)	(1,742)
Canada	(198)	(201)
Total	(1,889)	(1,943)

Subordinated liabilities within EEV are based on the market value of the debt and are part of covered business. The Free Surplus shown in note 2.2(c) is net of these liabilities.

2.12 Principal economic assumptions – deterministic calculations – life and pensions

(a) Gross investment returns and expense inflation

31 December 2006	UK	Europe	Canada
	%	%	%
Gross investment returns			
Risk-free	4.83	3.95	4.11
Corporate bonds	5.40	n/a	*
Equities	7.83	6.95	8.60
Property	6.83	5.95	8.60
Other			
Expense inflation:	3.97		**
Germany		2.55	
Ireland		3.46	

* Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

** 1.69% in 2006 decreasing by 0.10% per year to 1.19% in 2011 and later years.

2.12 Principal economic assumptions – deterministic calculations – life and pensions (continued)

10 July 2006	UK	Europe	Canada
	%	%	%
Gross investment returns			
Risk-free	4.67	4.23	4.60
Corporate bonds	5.23	n/a	*
Equities	7.67	7.23	8.60
Property	6.67	6.23	8.10
Other			
Expense inflation:	3.97		**
Germany		2.66	
Ireland		3.89	

* Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

** 2.14% in 2006 decreasing by 0.10% per year to 1.64% in 2011 and later years.

(b) Risk discount rates – in-force business

31 December 2006	UK HWPF	UK shareholder owned funds	Europe HWPF	Europe shareholder owned funds	Canada
	%	%	%	%	%
Risk margin – in-force business					
Risk margin before cost of capital adjustment					
Market risk	1.75	1.55	1.75	1.55	1.70
Non-market risk	1.30	0.25	1.30	0.25	1.80
Total	**3.05**	**1.80**	**3.05**	**1.80**	**3.50**
Cost of capital adjustment	(0.05)	(0.10)	(0.05)	(0.10)	(1.00)
Risk margin after cost of capital adjustment	**3.00**	**1.70**	**3.00**	**1.70**	**2.50**
Risk discount rates – in-force business					
Risk-free	4.83	4.83	3.95	3.95	4.11
Risk margin	3.00	1.70	3.00	1.70	2.50
Risk discount rate	**7.83**	**6.53**	**6.95**	**5.65**	**6.61**

10 July 2006	UK HWPF	UK shareholder owned funds	Europe HWPF	Europe shareholder owned funds	Canada
	%	%	%	%	%
Risk margin – in-force business					
Risk margin before cost of capital adjustment					
Market risk	2.35	2.35	2.35	2.35	1.95
Non-market risk	1.15	1.15	1.15	1.15	1.55
Total	**3.50**	**3.50**	**3.50**	**3.50**	**3.50**
Cost of capital adjustment	–	–	–	–	(1.00)
Risk margin after cost of capital adjustment	**3.50**	**3.50**	**3.50**	**3.50**	**2.50**
Risk discount rates – in-force business					
Risk-free	4.67	4.67	4.23	4.23	4.60
Risk margin	3.50	3.50	3.50	3.50	2.50
Risk discount rate	**8.17**	**8.17**	**7.73**	**7.73**	**7.10**

The reductions in the HWPF risk margins from 3.5% to 3.0% arise from a reduction in market risk offset by an increase in non-market risk. These movements include the impact of the finalisation of the shareholder interest in German HWPF business, which now has limited exposure to market risk.

The reduction in the UK and Europe risk margins in shareholder owned funds reflect finalisation of the terms of the Scheme. The PVIF of this business was less than £100m at 10 July 2006.

The impact of these changes in risk discount rates has been included in the Effect of economic assumption changes shown in note 2.2(a). The amounts within these totals that relate to the changes in risk discount rates are UK (£112m positive), Europe (£18m positive) and Canada (£77m positive).

(c) Risk discount rates – new business

10 July 2006 to 31 December 2006	UK HWPF	UK shareholder owned funds	Europe HWPF	Europe shareholder owned funds	Canada
	%	%	%	%	%
Risk margin – new business					
Risk margin before cost of capital adjustment					
Market risk	2.05	1.80	2.05	1.80	1.60
Non-market risk	0.35	1.10	0.35	1.10	2.05
Total	**2.40**	**2.90**	**2.40**	**2.90**	**3.65**
Cost of capital adjustment	–	(0.10)	–	(0.10)	(0.95)
Risk margin after cost of capital adjustment	**2.40**	**2.80**	**2.40**	**2.80**	**2.70**
Risk discount rates – new business					
Risk-free	4.67	4.67	4.23	4.23	4.60
Risk margin	2.40	2.80	2.40	2.80	2.70
Risk discount rate	7.07	7.47	6.63	7.03	7.30

2.13 Principal economic assumptions – stochastic calculations

Characteristics of economic scenario generator used for HWPF TVOG – UK and Europe life and pensions

The asset model simulates economic time series using a monthly time-step over 40 years. The time series produced include a cash account index, a gross redemption yield term structure, an equity total return index, a property total return index, equity dividend yields, property rental yields, price inflation and earnings inflation. Investment returns for corporate bonds are allowed for implicitly in the projection of asset shares. The asset model allows option-pricing techniques to be used to value the guarantees embedded within policies. The model is run in a risk-neutral universe where, on average, all assets return the risk-free rate of return. This risk-free rate of return is taken to be the return on the cash account.

Choice of parameters and justification

Nominal Short-Rate

The parameters required to specify the Black-Karasinski model are determined by optimisation to achieve a satisfactory fit to the following calibration instruments:

- Bank of England Gilt spot-rate term structure (25 year term structure extrapolated to 40 years using a constant forward rate assumption) adjusted to allow for 'convenience premium' associated with Gilt prices.
- Ten year swap swaption implied volatility for option terms out to 30 years increased to allow for a proportion of the fixed interest portfolio being invested in credit risky bonds.

Real Short-Rate

The parameters required to specify the Vasicek model are determined by optimisation to achieve a satisfactory fit to the Bank of England Index-Linked Gilt real spot-rate term structure (25 year term structure extrapolated to 40 years using a constant forward rate assumption) adjusted to maintain the market nominal yield/real yield gap. The volatility of the process is controlled with best estimate parameters.

2.13 Principal economic assumptions – stochastic calculations (continued)

Equity Volatility

The calibration implied volatilities were supplied by investment banks based on FTSE 100 price return options. The calibration data included options with a range of terms and strike prices.

Property Volatility

As there is no property option market it is not possible to determine implied market property volatility, so a level best estimate is used. The property volatility is determined using Investment Property Databank (IPD) UK data and de-smoothing it to determine an estimate for true underlying property return volatility.

Income Yields

Long-term estimates for income yields on property and equity cannot be derived from market instruments. However, these parameters are not of significant consequence as the guarantees being valued are based on total return rather than capital return.

Correlations

The correlations between asset class returns are implied by specifying the correlations between the random innovations driving the various stochastic processes within the asset model.

The correlations between the major asset classes are targeted at:

- Equity/Property = 0.2
- Equity/Bonds = 0.2
- Property/Bonds = 0.1

These correlations are determined from historical analysis of asset class returns. It should be noted that the limited quantity of data results in large confidence intervals for the values of the correlations.

2.14 Sensitivity analysis – economic and non-economic assumptions

The tables below show the sensitivity of the embedded value and the new business contribution.

The sensitivities tested were:

- One percentage point increase and decrease in the risk discount rates;
- Interest rates 1% higher and lower than base case, with consequential changes in fixed interest asset values, reserving assumptions, risk discount rates and investment returns on equities and properties;
- 10% fall in market value of equity and property assets (not applicable for new business contribution);
- 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 p.a. would represent an expense assumption of £9 p.a.). Where there is a 'look through' into service company expenses, the fee charged by the service company is unchanged while the underlying expense decreases;
- 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% p.a. would represent a lapse rate of 4.5% p.a.);
- 5% decrease in both mortality and morbidity rates for annuitant and non-annuitant policies;
- EEV results assuming only prescribed minimum capital (where economic capital has been used in the EEV calculations).

31 December 2006	UK	Europe	Canada	Other	HWPF TVOG	Total
	£m	£m	£m	£m	£m	£m
Embedded value	3,370	271	901	49	(92)	4,499
Risk discount rate +1%	(175)	(15)	(99)	-	-	(289)
Risk discount rate -1%	200	14	128	-	-	342
Interest returns +1%	(115)	(8)	7	-	7	(109)
Interest returns - 1%	151	5	(48)	-	(5)	103
Fall in equity/property market values by 10%	(157)	(6)	(42)	-	-	(205)
Maintenance expenses -10%	94	7	53	-	-	154
Lapse rates -10%	65	7	61	-	-	133
Annuitant mortality -5%	(94)	(3)	(27)	-	-	(124)
Non-annuitant mortality -5%	12	-	26	-	(8)	30
Prescribed minimum capital	-	-	61	-	-	61

10 July 2006 to 31 December 2006	UK	Europe	Canada	Other	HWPF TVOG	Total
	£m	£m	£m	£m	£m	£m
New business contribution	84	4	17	-	-	105
Risk discount rate +1%	(22)	(3)	(2)	-	-	(27)
Risk discount rate -1%	26	4	3	-	-	33
Interest returns +1%	(1)	-	(1)	-	-	(2)
Interest returns -1%	2	-	-	-	-	2
Maintenance expenses -10%	10	2	2	-	-	14
Lapse rates -10%	8	1	3	-	-	12
Annuitant mortality -5%	(1)	-	-	-	-	(1)
Non-annuitant mortality -5%	1	-	-	-	-	1
Prescribed minimum capital	-	-	1	-	-	1

Sensitivities to higher and lower assumed equity and property risk premiums in future investment earnings have not been calculated, as the effect of the risk premium is removed in setting the market risk margin in the risk discount rate.

The demographic sensitivities shown above represent a standard change to the assumptions for all products. Different products will be more or less sensitive to the change, and impacts may partially offset.

2.15 European embedded value methodology

Value of in-force covered business

The value of future shareholder cash flows is calculated for each material business unit on an after-tax basis, projected using best estimate future assumptions as described below.

Allowance is made for external reinsurance and reinsurance within the Group. The cash flows include the profits and losses arising in Group companies providing investment management and other services where these relate to covered business. This is referred to as the 'look through' into service company expenses.

The projected cash flows are discounted to the valuation date using a risk discount rate which is intended to make sufficient allowance for the risks associated with the emergence of these cash flows, other than those risks allowed for elsewhere in the EEV calculations. In particular, a deduction is made from the present value of the best estimate cash flows to reflect the risks associated with the existence of financial options and guarantees, this deduction being assessed using stochastic techniques as described below.

Free surplus

The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. In the UK, this comprises the market value of the assets in the shareholders' fund, plus the value of the shareholders' interest in the surplus of the long-term fund, after appropriate allowance for tax, less the required capital supporting the covered business.

2.15 European embedded value methodology (continued)

Where market value is not the normal basis for accounting, as in Canada, the free surplus is restated to market value, adjusted as required to allow for the present value of any tax which would become payable if the assets were realised.

Allowance for risk

Under the EEV Principles and Guidance, risks within the covered business are allowed for in the following ways:

- application of risk discount rates to projected cash flows, which are derived by adding a risk margin to a risk-free rate;
- holding of required capital for the covered business, determined by reference to both regulatory requirements and internal economic capital assessments; and
- allowing for TVOG.

Risk discount rates

Under the EEV methodology, a risk discount rate is required to calculate the present value of expected future distributable profits as a single value at a particular date. The risk discount rate comprises a risk-free rate which reflects the time value of money and a risk margin allowing for the risk that experience in future years may differ from that assumed. In particular, a risk margin is added to allow for the risk that expected additional returns on certain asset classes are not achieved.

Risk discount rates have been determined as the risk-free government bond yield plus a risk margin. The risk margins have been determined for market risk and non-market risk separately. For market risk, the Group has opted for an approach whereby the risk margin is determined such that the PVIF, excluding the allowance for the TVOG, calculated using expected 'real world' asset returns equates with the PVIF calculated using 'risk-neutral' investment returns and discount rates. In this way, the benefits of assuming higher than risk-free returns on future cash flows are offset by using a higher discount rate. However, when returns above the risk-free rate arise from the additional returns available from investing in illiquid assets, namely corporate bonds and mortgages, where they are matched to appropriate liabilities, these are not offset in determining the discount rate. Allowance has then been made for non-market risk by applying stress tests to the PVIF using the Group's internal capital model, and quantifying an additional risk margin based on the results of the stress tests. The main elements of non-market risk which are stress tested are lapse, mortality, expense and credit risk assumptions. Benefits of diversification between risk types are allowed for in deriving the risk margins in line with the Group's internal capital model.

Separate risk discount rates have been calculated for in-force and new business and for the principal geographic segments (UK, Europe and Canada). Within the UK and Europe, separate risk margins are calculated for profits emerging on policies inside the HWPF (regardless of whether these profits emerge directly from the HWPF or by reassurance into other Group entities) and on policies that are in shareholder owned funds. For HWPF policies, the significant inter-Group reassurance item is the mortality surpluses on annuities, which are reassured out of the HWPF. The HWPF risk margin anticipates diversification benefits including the annuity mortality risk, since the overall capital structure also benefits from this diversification. The risk margins are also reduced to allow for any cost of required capital (excluding double taxation cost) which is already reflected within the EEV.

Market risk margins are reviewed at each valuation date, allowing for changes in risk profile arising from movements in asset mix. Non-market risk margins are reviewed in detail once a year.

The values of the risk discount rates used for this reporting period are provided in note 2.12.

Required capital

Required capital represents the amount of assets over and above those required to back the liabilities in respect of the covered business whose distribution to shareholders is restricted. As a minimum, this will represent the capital requirement of the local regulator.

The Group has set required capital to be the higher of regulatory capital and its own internally-assessed risk-based capital requirement. In determining the required capital for purposes of assessing EEV, the Group excludes any required capital which is provided by the existing surplus in the HWPF, as this capital is provided by policyholders. Any required capital in excess of that provided by the existing surplus in the HWPF would need to be provided by assets in the Shareholder Fund. Projections show that the surplus in the HWPF is expected, on best estimate assumptions, to cover this level of required capital at the valuation date and in future years.

The levels of required capital in the current EEV calculations are therefore as follows:

- UK and Europe (business in HWPF) – no capital requirement in excess of statutory reserves or asset shares is valued in the EEV.
- UK and Europe (business in shareholder owned funds) – 100% of EU minimum regulatory capital, which is higher in aggregate than Standard Life's internal risk-based capital requirement.
- Canada – the level of required capital is taken as 150% of minimum continuing capital and surplus requirements (MCCSR).

Time value of financial options and guarantees

The TVOG represents the potential additional cost to shareholders where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder.

UK and Europe – HWPF

The main source of TVOG in the Group EEV arises from the HWPF. Under the terms of the Scheme, this type of option for the UK, Germany and Ireland arises only when the HWPF has insufficient assets to pay guaranteed policy benefits and the shareholders must therefore forgo receipt of expected shareholder cash flows from the HWPF. The main options and guarantees within the HWPF in respect of UK and European business relate to with-profits business and include minimum guaranteed rates of return.

The value of the TVOG arising from the HWPF at any point in time will be sensitive to:

- the level of the residual estate (working capital in the HWPF);
- investment conditions in terms of bond yields, equity and property values and implied market volatility; and
- the investment profile of the assets backing the applicable policies at the time the TVOG is calculated.

The level of the TVOG has been calculated by a model which projects the HWPF under a large number of different future economic scenarios. Particular features of this calculation are:

- the projected economic scenarios and the methodology used to discount shareholder cash flows are based on market consistent assumptions;
- the total cost includes an allowance for non-market risk, including credit risk arising from holding non-risk-free bonds;
- changes in policyholder behaviour are allowed for according to the particular economic scenario;
- changes in management actions, including the dynamic guarantee deductions, are allowed for according to the particular economic scenario, such actions being expected to be consistent with the way that the HWPF will be managed in future as described in the Scheme and in the Principles and Practices of Financial Management (PPFM); and
- each projection allows for the gradual release of the residual estate over time to policyholders where there are sufficient funds to do so.

UK and Europe – Other

Most with-profits business written post demutualisation is managed in a number of new with-profits funds. For the present reporting period, the only significant volumes of this type of new business have arisen in Germany. These policies have guarantees relating to benefits available on the policy maturity date. These guarantees increase each year with the addition of bonuses.

Shareholder assets are at risk if the resources of these with-profits funds are insufficient to pay the guaranteed benefits. The level of the TVOG has been calculated using stochastic techniques. The TVOG has reduced both the new business contribution (NBC) as well as the closing present value of in-force (PVIF) for Europe.

2.15 European embedded value methodology (continued)

Canada

The main options and guarantees within the Canadian business are in respect of minimum investment returns, guaranteed maturity and death benefits, and vested bonuses, which apply to certain investment and insurance contracts.

Other economic assumptions

The assumed investment returns reflect the Group's estimates of expected returns on principal asset classes and are, in general, based on market conditions at the date of calculation of the EEV.

The inflation rates assumed are, in general, based on the market-implied long-term price inflation plus a margin to allow for salary inflation.

Details of the assumptions used for this reporting period are provided in note 2.12.

Expense assumptions

Expense assumptions on a per policy basis have been derived based on an analysis of management expenses performed by each business, and are split between acquisition and maintenance assumptions. No future productivity gains have been anticipated in deriving expense assumptions.

In determining future expenses in relation to covered business, no allowance has been made in the EEV or the NBC for any allocation of Group corporate centre costs.

Development costs represent specific costs incurred which are considered temporary in nature and are not expected to occur again.

Costs related to demutualisation and restructuring have been excluded from the EEV results where it has been agreed that these costs are to be met by the HWPF and therefore would not form part of the surplus cash flows.

Investment management expenses are also allowed for, and the assumptions for these reflect the actual investment expenses of Standard Life Investments in providing investment management services to the life and pensions business rather than the investment fees actually charged.

Expenses – pension scheme deficits

Pension scheme deficits have been included in accordance with International Accounting Standard (IAS) 19 *Employee Benefits*.

Other non-economic experience assumptions

Assumptions are made in respect of future levels of mortality, morbidity, premium terminations, option take-up, surrenders and withdrawals. The assumptions reflect the Directors' best estimates of the likely future experience, and are based on recent experience and relevant industry data, where available.

Lapse rate assumptions in the UK have been set by reference to expected future trends. For some contracts this includes an assumption that current lapse levels are temporarily high due to the effect of the Group's demutualisation and other market features, and that these will reduce over time to a lower long-term rate.

Annuitant mortality assumptions use a combination of base mortality rates, which are generally set by reference to recent experience, and expected future changes in mortality. The latter uses data provided by the Continuous Mortality Investigation Bureau in the UK and the Canadian Institute of Actuaries in Canada along with other company specific considerations.

Assumptions regarding option take-up, surrenders and withdrawals are assumed to vary, where appropriate, according to the investment scenario under consideration when deriving the TVOG, to reflect the Directors' best estimate of how policyholder behaviour may vary in such circumstances.

New business

New business includes new policies written during the period and some increments to existing policies (as discussed below).

Notes to the EEV financial information

For the UK, classification as new or existing business is determined as follows (using the approach used for the published new business figures):

- New recurrent single premium business is classified as new regular premium business to the extent that it is deemed likely to renew.
- Department of Work and Pensions (DWP) rebates are deemed to be new single premiums.
- Pensions vesting into annuity contracts under existing group defined benefits contracts are not included as new business.
- Pensions vesting under other group contracts and individual pensions are included as new business.
- Products substituted due to the exercise of standard contract terms are not deemed to be new business.
- All increments and indexations to existing policies, including new members, and increments and indexations paid by existing members of group schemes, are deemed to be new business.

For Germany, new business comprises:

- New contracts written during the period.
- Increases to premium indexation, i.e. increases to premium above those assumed at policy inception.

Consistent with this categorisation of new business, the new business contribution for Germany is calculated assuming a specific level of future premium indexation. Similarly, it is assumed that premiums on 'Low Start' policies increase at the end of the low start period.

For Ireland, new business comprises:

- New contracts written during the period.
- New premiums on recurrent single premium contracts.
- Pensions vesting into annuity contracts under existing group defined benefits contracts are not included as new business.
- Pensions vesting under other group contracts and individual pensions are included as new business.
- All increments and indexations to existing policies, including new members, and increments and indexations paid by existing members of group schemes, are deemed to be new business.

For Canada, business is deemed to be 'new business' if a contract has been issued during the reporting period. The new business contribution also includes the value of renewal premiums for a new contract, where the renewal premiums are (i) contractual, (ii) non-contractual but reasonably predictable, or (iii) recurrent single premiums that are pre-defined and reasonably predictable. The present value of future net income attributable to renewal premiums on existing group pension and savings contracts, including those from new members, is not included as new business. Since all deposits (new and renewal) in individual segregated funds business attract a new business/first year commission, this business is treated as new business for EEV purposes.

The contribution generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business. NBC before tax is calculated by grossing up the contribution after tax at the full corporation tax rate for UK business and at other equivalent rates of tax for other countries.

The economic assumptions used are those at the start of the reporting period, and the non-economic assumptions are those at the end of the reporting period. An exception to this policy is annuity business in the UK, where to ensure consistency between the economic assumptions used in the new business contribution and those used in pricing the business and in the calculation of mathematical reserves, the economic assumptions used are updated at the beginning of each quarter during the reporting period.

2.15 European embedded value methodology (continued)

New business sales are expressed on two bases: Annual Premium Equivalent (APE) and Present Value of New Business Premiums (PVNBP). APE is equal to the total of regular premiums plus 10% of single premiums received during the applicable period. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale. The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate NBC, except that the PVNBP is discounted using the relevant opening risk-free rate rather than the risk discount rate.

Tax

The opening and closing EEV numbers for the covered business are determined on an after tax basis. The tax assumptions used are based upon the best estimate of the actual tax expected to arise. Attributable tax and profit before tax are derived by grossing up profit after tax at the standard rate of corporation tax appropriate to each territory. While for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing-up basis upon which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to business sold after demutualisation.

Transfers to shareholders from the HWPF will, in the first instance, be funded from unallocated surplus transferred from The Standard Life Assurance Company (SLAC) on demutualisation. The profit after tax result is stated after allowing for this and takes into account the risk of markets moving adversely in the future which would reduce the amount that can be transferred to shareholders from the unallocated surplus. These transfers can be made without shareholder tax arising for a number of years. Over time the actual effective tax rate on these transfers will move toward the standard rate of corporation tax.

For non-covered business, attributed tax is consistent with the IFRS financial statements shown in the Annual Report and Accounts, unless otherwise stated.

Subordinated liabilities

On demutualisation UK subordinated liabilities and subordinated members' accounts were transferred to Standard Life plc on an adjusted cost basis with assets equal in value to this amount. The liability in respect of this plus subordinated debt issued by the Canadian companies forms part of covered business and has been deducted at market value within the EEV (less an adjustment for tax where appropriate).

For non-covered business, no adjustment is made to the IFRS valuation of debt.

Foreign exchange

Embedded value and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rates. NBC and other profit and loss account items have been translated using average exchange rates. Differences arising from foreign exchange movements are excluded from the EEV consolidated income statement and are presented separately within the EEV consolidated statement of recognised income and expenses.

3 International Financial Reporting Standards Basis

IFRS Condensed consolidated income statement

For the year ended 31 December 2006

	Notes	Period 1 January 2006 to 10 July 2006 £m	Period 10 July 2006 to 31 December 2006 £m	2006 £m	2005 £m
Revenue					
Net earned premium		1,927	2,036	3,963	3,516
Net investment return		2,868	7,911	10,779	14,377
Fee and commission income		251	270	521	360
Other income		28	58	86	54
Total net revenue		5,074	10,275	15,349	18,307
Expenses					
Net insurance benefits and claims		2,251	4,346	6,597	4,136
Net change in policyholder liabilities		1,385	4,253	5,638	11,354
Administrative expenses	3.4	1,239	952	2,191	2,150
Change in liability for third party interest in consolidated funds		33	83	116	43
Finance costs		59	55	114	109
Total expenses		4,967	9,689	14,656	17,792
Share of profits from associates and joint ventures		63	54	117	99
Profit before tax		170	640	810	614
Tax expense attributable to policyholders' returns		118	239	357	531
Profit before tax attributable to equity holders		52	401	453	83
Total tax expense		118	297	415	531
Less: Tax expense attributable to policyholders' returns		(118)	(239)	(357)	(531)
Tax expense attributable to equity holders' profits		–	58	58	–
Profit for the period		52	343	395	83
Attributable to:					
Equity holders of Standard Life plc			283	283	
Minority interest		52	60	112	83
		52	343	395	83
Earnings per share					
Basic (pence per share)	3.5		13.5	13.5	
Diluted (pence per share)	3.5		13.0	13.0	

Prior to the demutualisation of The Standard Life Assurance Company on 10 July 2006, the parent company of the Group was a mutual insurer and the results of the Group were attributable to participating policyholders. The format of the consolidated income statement has been revised from that reported for the year ended 31 December 2005, to align the presentation more closely with that of an equity holder owned company. Certain items are presented on lines different to those reported in the consolidated income statement for the year ended 31 December 2005. The presentation of the condensed consolidated income statement is explained in notes 3.1(b) and 3.2(b).

The parent company of the Group did not issue shares or have equity holders prior to the demutualisation of The Standard Life Assurance Company and therefore there are no amounts attributable to equity holders or earnings per share for the period from 1 January to 10 July 2006 or for the year ended 31 December 2005.

IFRS Pro forma reconciliation of Group underlying profit to profit for the period

For the period from 10 July 2006 to 31 December 2006

	Period 10 July 2006 to 31 December 2006 £m
Underlying profit before tax attributable to equity holders of Standard Life plc	
Life and pensions	
UK	110
Canada	100
Europe	51
Other	(7)
Total life and pensions	254
Investment management	37
Banking	21
Healthcare and general insurance	13
Other	(35)
Underlying profit before tax attributable to equity holders of Standard Life plc and adjusted items	290
Profit attributable to minority interest	60
Underlying profit before tax attributable to equity holders and adjusted items	350
Adjusted for the following items:	
Volatility arising on different asset and liability valuation bases	68
Impairment of intangibles	(5)
Restructuring expenses	(12)
Profit before tax attributable to equity holders	401
Tax attributable to:	
Underlying profit	(39)
Adjusted items	(19)
Total tax	(58)
Profit for the period	343

Prior to the demutualisation of The Standard Life Assurance Company on 10 July 2006 the results of the Group were attributable to participating policyholders and the parent company of the Group did not have equity holders. Therefore, the pro forma reconciliation of Group underlying profit to profit for the period is only presented for the period from 10 July to 31 December 2006.

Underlying profit is calculated by adjusting the profit for the period for volatility that arises from different International Financial Reporting Standards (IFRS) measurement bases for liabilities and backing assets, volatility arising from derivatives that are part of economic hedges but do not qualify as hedge relationships under IFRS, restructuring costs, impairment of intangibles and profit or loss arising on the disposal of a subsidiary, joint venture or associate. The Directors believe that, by eliminating this volatility from equity holder profit, they are presenting a more meaningful indication of the underlying business performance of the Group.

IFRS Condensed consolidated balance sheet

As at 31 December 2006

	Notes	2006 £m	2005 £m
Assets			
Intangible assets		60	44
Deferred acquisition costs	3.7	445	290
Investments in associates and joint ventures		3,237	2,608
Investment property		11,338	9,907
Property, plant and equipment		1,067	590
Reinsurance assets		740	779
Loans and receivables		12,021	12,496
Investment securities		97,224	87,431
Other assets		2,497	1,664
Cash and cash equivalents		3,962	4,451
Total assets		132,591	120,260
Equity			
Share capital	3.8	210	
Share premium reserve	3.9	799	
Retained earnings	3.10	298	
Other reserves	3.11	1,571	
Capital and reserves attributable to equity holders of Standard Life plc		2,878	
Minority interest		307	340
Total equity		3,185	
Liabilities			
Non-participating contract liabilities	3.12	71,133	62,087
Participating contract liabilities	3.12	39,996	41,008
Third party interest in consolidated funds		961	358
Borrowings	3.14	6,506	6,233
Subordinated liabilities	3.15	1,834	1,878
Deferred income		257	238
Income tax liabilities		883	799
Customer accounts related to banking activities and deposits by banks		5,071	5,134
Other liabilities		2,765	2,185
Total liabilities		129,406	119,920
Total equity and liabilities		132,591	120,260

Prior to the demutualisation of The Standard Life Assurance Company on 10 July 2006, the parent company of the Group did not issue shares or report retained earnings and reserves were recognised as part of the unallocated divisible surplus. Therefore there are no comparative balances for consolidated equity.

IFRS Consolidated statement of recognised income and expense

For the year ended 31 December 2006

	Period 1 January 2006 to 10 July 2006 £m	Period 10 July 2006 to 31 December 2006 £m	2006 £m	2005 £m
Fair value gains/(losses) on cash flow hedges	14	5	19	(4)
Actuarial (losses)/gains on defined benefit pension schemes	(10)	(2)	(12)	22
Revaluation of land and buildings	44	22	66	11
Exchange differences on translating foreign operations	(101)	(113)	(214)	218
Equity movements transferred to unallocated divisible surplus	–	1	1	–
Retained earnings recognised on demutualisation	–	17	17	–
Aggregate policyholder tax effect of items not recognised in income statement	4	–	4	–
Aggregate equity holder tax effect of items not recognised in income statement	–	(8)	(8)	–
Other	4	–	4	1
Net (expense)/income not recognised in income statement	(45)	(78)	(123)	248
Profit for the period	52	343	395	83
Total recognised income for the period	7	265	272	331
Transfer from/(to) unallocated divisible surplus	45	–	45	(248)
	52	265	317	83
Attributable to:				
Equity holders of Standard Life plc	–	205	205	–
Minority interest	52	60	112	83
	52	265	317	83

The consolidated statement of recognised income and expense presentation has been revised as described in notes 3.1(b) and 3.2(b). For the period from 1 January to 10 July 2006 and for the year ended 31 December 2005, the net (expense)/income not recognised in the income statement is transferred to the unallocated divisible surplus. For those reporting periods, the 'Total recognised income for the period' represents the sum of the net (expense)/income not recognised in the condensed consolidated income statement and the increase in net assets attributable to minority interest.

Prior to the demutualisation of The Standard Life Assurance Company, the parent company of the Group did not have equity holders and therefore there are no amounts attributable to equity holders for the period from 1 January to 10 July 2006 or for the year ended 31 December 2005.

Subsequent to the listing of the shares of Standard Life plc on the London Stock Exchange on 10 July 2006, there have been significant movements in equity from that date which are summarised below:

	Notes	Period 10 July 2006 to 31 December 2006 £m
Equity at 10 July		–
Minority interest		
Recognised prior to 10 July 2006		260
Change in the period from 10 July to 31 December 2006		(13)
		247
Total recognised income for the period		265
Issue of share capital for cash, net of transaction costs	3.8, 3.9	1,363
Issue of share capital other than in cash	3.8	146
Difference between fair value and book value of the Group at demutualisation	3.11	(2,065)
Merger relief on issue of demutualisation shares	3.11	3,214
Reserves credit for employee share-based payment schemes	3.11	15
Equity at 31 December		3,185

IFRS Condensed consolidated cash flow statement

For the year ended 31 December 2006

	Notes	2006 £m	2005 £m
Cash flows from operating activities			
Profit before tax		**810**	614
Non-cash movements from operating activities		(179)	(292)
Net increase in operational assets		(14,250)	(14,637)
Net increase in operational liabilities		11,895	15,032
Change in unallocated divisible surplus		286	901
Taxation paid		(304)	(285)
Net cash flows from operating activities		(1,742)	1,333
Cash flows from investing activities			
Net acquisition of property, plant and equipment		(275)	(63)
Net proceeds from disposal of subsidiaries, net of cash disposed		–	179
Net investment in associates and joint ventures		(9)	(26)
Other		(36)	(24)
Net cash flows from investing activities		(320)	66
Cash flows from financing activities			
Proceeds from subordinated liabilities, net of transaction costs		–	263
Proceeds from other borrowings		119	11
Repayment of other borrowings		(131)	(2)
Proceeds from issue of ordinary share capital, net of transaction costs	3.8, 3.9	1,363	–
Consideration paid to eligible members in non-permitted countries		(59)	–
Capital contributions from minority interest		329	18
Interest paid		(134)	(107)
Distributions paid to minority interest		(14)	(7)
Net cash flows from financing activities		1,473	176
Net (decrease)/increase in cash and cash equivalents		(589)	1,575
Cash and cash equivalents at the beginning of the year		4,346	2,696
Effects of exchange rate changes on cash and cash equivalents		(37)	75
Cash and cash equivalents at the end of the year		3,720	4,346
Supplemental disclosures on cash flow from operating activities			
Interest received		3,054	2,910
Dividends received		1,452	1,110
Rental income received on investment properties		634	618

The consolidated income statement presentation has been revised as described in notes 3.1(b) and 3.2(b). In accordance with these revisions, the 'Change in unallocated divisible surplus' has been moved from the line presented in the consolidated cash flow statement for the year ended 31 December 2005 to be included in the reconciliation of 'Profit before tax' to 'Net cash flows from operating activities'.

3.1 Accounting policies

(a) Basis of preparation

The preliminary announcement has been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Accounting Standards Board (IASB) as endorsed by the European Union (EU) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The accounting policies as set out in the Group's Annual Report and Accounts for the year ended 31 December 2006 have been applied in the preparation of this preliminary announcement.

(b) Presentation of the primary statements

On 10 July 2006, The Standard Life Assurance Company (SLAC) demutualised and the shares of a new holding company for the Standard Life Group, Standard Life plc (the Company), were listed on the London Stock Exchange. As a result, the Group operated under two different operating models in the periods that are presented in the consolidated financial statements. For the year ended 31 December 2005 and the period from 1 January 2006 to 10 July 2006, the parent company of the Group was a mutual insurer and for the period from 10 July to 31 December 2006, the Group is equity holder owned.

To reflect the different operating models in place over the reporting periods, the 2006 consolidated income statement has been split to show the period from 1 January 2006 to 10 July 2006 and the period from 10 July to 31 December 2006 in two separate columns with a third column which combines these periods to show the total for the year ended 31 December 2006.

The consolidated income statement included in the financial statements for the year ended 31 December 2005 was appropriate when the parent company of the Group was a mutual insurer and the presentation reflected that the Group did not report profit. Prior to the demutualisation of SLAC, the balance on the consolidated income statement was transferred to the unallocated divisible surplus. Subsequent to the demutualisation of SLAC, the format has been revised to align the presentation more closely with that of an equity holder owned company. Within the revised format of the consolidated income statement, certain items are presented on different lines:

- The amounts included in 'Transfer to the unallocated divisible surplus' for the year ended 31 December 2005 and for the period from 1 January to 10 July 2006 are reported within expenses;

- The amounts included in 'Result before tax' for the year ended 31 December 2005 and for the period 1 January to 10 July 2006 are reported in 'Profit before tax'. Given that the 'transfer to unallocated divisible surplus' is reported within expenses, the amounts reported as 'Profit before tax' for those periods are the tax expense and the increase in net assets attributable to minority interest; and

- 'Increase in net assets attributable to minority interest' was included below the 'Result before tax' for the year ended 31 December 2005 and for the period 1 January to 10 July 2006. In the revised income statement presentation, the amounts included in this line are reported in 'Profit before tax attributable to equity holders' which appears above the 'Profit for the period'.

For the period from 10 July to 31 December 2006, the amount reported in 'Profit before tax' includes equity holder profit in respect of this period in addition to tax expense and the increase in net assets attributable to minority interest.

The pro forma reconciliation of underlying profit to profit before tax is presented directly after the consolidated income statement to facilitate consideration of this measure in conjunction with the equity holder profit. In this reconciliation, certain items are adjusted against equity holder profit, and in doing so the Directors believe they are presenting a more meaningful indication of the underlying business performance of the Group. The reconciliation is only relevant for the period from 10 July to 31 December 2006 when the Group reported a profit and, therefore, reconciliations for the year ended 31 December 2005 and for the period 1 January to 10 July 2006 are not presented.

The consolidated statement of recognised income and expense has been revised in line with the consolidated income statement and in 2006 has similarly been split between the period from 1 January to 10 July 2006 and the period from 10 July to 31 December 2006 with a third column which combines these periods to show the year from 1 January to 31 December 2006. As a result of the revision, for the period from 1 January to 10 July 2006 and the year ended 31 December 2005, the 'Total recognised income for the period' represents an amalgamation of the 'Net (expense)/income not recognised in the income statement' and the increase in net assets attributable to minority interest.

3.1 Accounting policies (continued)

(b) Presentation of the Primary Statements (continued)

The consolidated cash flow statement has been revised in line with the consolidated income statement, showing 'Profit before tax' and adjusting for the transfers to/from unallocated divisible surplus for the period from 1 January to 10 July 2006 and the year ended 31 December 2005 through the 'Change in unallocated divisible surplus' in the reconciliation to 'Net cash flows from operating activities'.

Other than the inclusion of equity, presented as at 31 December 2006 only, there have been no revisions to the presentation of the consolidated balance sheet and therefore comparative balances for the year ended 31 December 2005 are as originally reported.

(c) Preliminary Announcement

The preliminary announcement for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. PricewaterhouseCoopers LLP have audited the consolidated statutory accounts for the Group for the years ended 31 December 2005 and 31 December 2006 and their reports were unqualified and did not contain a statement under section 237(2) or (3) of the UK Companies Act 1985. The Group's consolidated statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies. The Group's Annual Report and Accounts for the year ended 31 December 2006 will be available from 19 April 2007.

3.2 The Demutualisation of The Standard Life Assurance Company and the Company's Initial Public Offering

(a) Impact of demutualisation transaction and Initial Public Offering

On 10 July 2006, The Standard Life Assurance Company (SLAC) demutualised and the shares of a new holding company for the Standard Life Group, Standard Life plc (the Company), were listed on the London Stock Exchange.

The demutualisation of SLAC was governed by its Scheme of Demutualisation (the Scheme). Under the Scheme substantially all of the assets and liabilities of SLAC were transferred to Standard Life Assurance Limited (SLAL), which is a wholly owned direct subsidiary of the Company. SLAL established six long term insurance funds, the Heritage With-Profits Fund (HWPF), the Proprietary Business Fund, UK Smoothed Managed With-Profits Fund, Irish Smoothed Managed With-Profits Fund, German Smoothed Managed With-Profits Fund and German With-Profits Fund. The assets and liabilities transferred were allocated to the HWPF unless, under the Scheme, they were specifically allocated to SLAL's Shareholder Fund or Proprietary Business Fund. The details of the Scheme were set out in the proposal for the demutualisation of SLAC issued to members in April 2006 and in the prospectus issued in June 2006 in relation to the offer of shares in the Company. In summary:

(a) SLAC's liabilities under existing UK business, Irish branch business and German branch business were transferred to SLAL's HWPF with the exception of liabilities under Pension Contribution Insurance policies, Income Protection Plan policies and certain Self Invested Personal Pension policies which were transferred to the Proprietary Business Fund along with appropriate backing assets.

(b) SLAC's investment in certain operating subsidiaries (including Standard Life Bank Limited, The Standard Life Assurance Company of Canada, Standard Life Healthcare Limited and Standard Life Investments Limited) were transferred to SLAL's Shareholder Fund or Proprietary Business Fund.

(c) SLAC's liabilities as at 10 July 2006 in respect of its staff pension schemes for employees in the UK and Ireland were transferred to the Proprietary Business Fund.

(d) All remaining assets and liabilities transferred were transferred to the HWPF.

Immediately prior to the demutualisation of SLAC, it repaid its liabilities to its subsidiaries that had issued subordinated guaranteed bonds and Mutual Assurance Capital Securities ('the instruments') and lent it the funds received. The repayment proceeds were transferred to the Company in return for its assumption of the obligations under the instruments. At the time of the demutualisation transaction the Company entered into a loan arrangement with SLAL under which it lent the proceeds it had received for assuming the obligations under the instruments. The instruments were re-listed on the London Stock Exchange with the Company as the new issuer.

(a) Impact of demutualisation transaction and Initial Public Offering (continued)

Also, immediately prior to the demutualisation of SLAC, it transferred its Canadian branch business (excluding the Stacking Policy and Structured Settlement businesses) to The Standard Life Assurance Company of Canada, a Canadian registered subsidiary of SLAC, in return for additional shares in The Standard Life Assurance Company of Canada. The Stacking Policy business was transferred to the Proprietary Business Fund of SLAL and the Structured Settlement business remained in SLAC.

The Scheme provides that certain recourse cash flows arising in the HWPF on specified blocks of UK and Irish business may be transferred out of that fund and thus accrue to the ultimate benefit of equity holders of Standard Life plc (referred to as 'recourse cash flows'). Under the Scheme such transfers are subject to constraints to protect policyholders. If the recourse cash flows result in a negative amount, then the Shareholder Fund will make a transfer to the HWPF of at least the negative amount. The residual estate of the HWPF exists primarily to meet amounts which may be charged to the HWPF under the Scheme. However, to the extent that the Board of SLAL is satisfied that there is an excess residual estate, it shall be distributed over time as an enhancement to final bonuses payable on the remaining policies invested in the HWPF. The Scheme also provides for additional expenses to be charged by the Proprietary Business Fund to the HWPF in respect of the German branch business.

In consideration for the transfer of the assets and liabilities from SLAC, SLAL issued shares to the Company. As compensation for the loss of their membership rights, eligible members of SLAC received shares in the Company.

On 10 July 2006, the Company's shares were listed on the London Stock Exchange and as a result of its Initial Public Offering (IPO) issued 556,944,945 shares raising £1,224m before transaction costs. Subsequently, the exercise of an over-allotment provision resulted in the issue of 83,541,742 shares raising further capital of £192m before transaction costs. The transaction costs directly attributable to the issue of the shares were £53m, therefore the total capital raised net of transaction costs was £1,363m.

Immediately after demutualisation certain subsidiaries that had been transferred to SLAL's Shareholder Fund were distributed, as a dividend in specie, to the Company.

On 21 July 2006, the Court of Session of Scotland confirmed a reduction of £500m in the Company's share premium account and the cancellation of SLAL's entire share premium account. These capital reductions were undertaken to create distributable reserves of £500m in the Company and to remove a possible restriction upon declaring and paying dividends to the Company out of future surplus cash flows derived from the long term business of SLAL.

The demutualisation transaction is a group reconstruction which is not a business combination within the scope of IFRS 3 *Business Combinations*. Therefore merger accounting principles have been applied to the transaction in the consolidated financial statements of the Group resulting in assets and liabilities being transferred to new Group entities at their carrying value prior to the transfer.

3.2 The Demutualisation of The Standard Life Assurance Company and the Company's Initial Public Offering (continued)

(a) Impact of demutualisation transaction and Initial Public Offering (continued)

The impact of the demutualisation and IPO transactions on the consolidated balance sheet is shown below.

	Before Demutualisation 10 July 2006	Transfer of assets outside Heritage With-Profits Fund and issue of shares to eligible members	Impact of Scheme on measurement of participating contract liabilities and non-par PVFP	Apportionment of non-par PVFP	IPO proceeds	Other	After Demutualisation 10 July 2006
		Note 1	Note 2	Note 3			
	£m	£m	£m	£m	£m	£m	£m
Total assets	124,942	–	17	–	1,224	60	126,243
Equity	–	(1,300)	(17)	–	(1,224)	23	(2,518)
Participating contract liabilities	(37,887)	–	(1,013)	224	–	–	(38,676)
Unallocated divisible surplus	(5,173)	1,359	1,014	1,490	–	–	(1,310)
Non-participating contract PVFP	1,708	–	6	(1,714)	–	–	–
Other liabilities and minority interest	(83,590)	(59)	(7)	–	–	(83)	(83,739)
Total equity and liabilities	(124,942)	–	(17)	–	(1,224)	(60)	(126,243)

Note 1 It is the Group's policy that liabilities under participating contracts, including unallocated divisible surplus (UDS), are measured at a value equal to the value of the assets held in the related with-profits fund. Therefore the value of the net assets, and thus equity, recognised by the Group following the demutualisation transaction equalled the value at which the net assets not transferred to the HWPF were carried at in the Group prior to the demutualisation transaction.

Note 2 The future operation of the HWPF is determined by the Scheme. Applying the FSA realistic measurement basis to the HWPF led to some differences in the measurement of participating contract liabilities (such as the inclusion in participating contract liabilities of planned enhancements to with-profits contracts) and in the measurement of the present value of future profits (PVFP) arising from non-participating contracts (such as the elimination of PVFP on contracts not transferred to the HWPF or the increase in PVFP as a result of Group corporate expenses not being charged to the HWPF).

Note 3 Non-participating contract PVFP can be apportioned between the component related to contracts whose future cash flows under the Scheme will be transferred out of the HWPF to equity holders and the component related to contracts whose future cash flows remain in the HWPF thus contributing to the planned enhancement component of participating liabilities. These components are offset in the measurement of the UDS and participating contracts respectively.

The impact of the transaction on the financial position of the Group is reflected throughout the consolidated financial statements for the year ended 31 December 2006. To assist users, this note summarises the key information on the transaction that is provided in the notes to the consolidated financial statements.

- As described in note 3.1(b), the consolidated income statement has been split to show the period from 1 January to 10 July 2006 and the period from 10 July to 31 December 2006 in two separate columns, with a third column which combines these periods to show the result for the year ended 31 December 2006. Further detail is provided in note 3.2(b).

(a) Impact of demutualisation transaction and Initial Public Offering (continued)

- There is no requirement to provide a consolidated balance sheet as at 10 July 2006. Except for equity line items, all balance sheet line items are directly comparable with the comparative period irrespective of the change in legal structure of the Group.
- The Scheme governs the calculation of amounts attributable to equity holders transferred from business written prior to demutualisation. Notes to the segmental income statement (note 3.3) provide further detail on the source of profit for life and pensions business for the period since 10 July 2006.
- The valuation of insurance liabilities written in the UK is derived from regulatory requirements. The transfer of business from SLAC to SLAL on demutualisation gave rise to a change in the realistic valuation of liabilities. Note 3.12 analyses the movement in insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets between the periods 1 January to 10 July 2006; demutualisation on 10 July 2006; and 10 July (post-demutualisation) to 31 December 2006.
- Other notes detail the impact of specific aspects of the transaction as applicable, for example note 3.15 sets out the changes to subordinated liabilities arising from requirements set out in the Scheme.

(b) Presentation of the consolidated income statement

As described in note 3.1(b), the revised format of the consolidated income statement has resulted in certain items being presented on lines different to that reported for the year ended 31 December 2005. The following items, reported in the consolidated income statement for the year ended 31 December 2005, have been presented within the consolidated income statement on different lines as follows:

- The amount reported as 'transfer to the unallocated divisible surplus' for the year ended 31 December 2005 is reported within expenses resulting in an increase to the amount reported as 'total expenses' of £901m;
- The amount reported as 'Profit before tax' represents the sum of 'tax expense' (of £531m) and 'increase in net assets attributable to minority interest' (of £83m) that were reported in the consolidated income statement for the year ended 31 December 2005; and
- 'Increase in net assets attributable to minority interest' was included below the 'Result before tax' in the mutual accounting model. In the revised income statement presentation, the amounts included in this line for the year ended 31 December 2005 are reported in 'Profit before tax attributable to equity holders' which appears above the 'Profit for the period'.

3.2 The Demutualisation of The Standard Life Assurance Company and the Company's Initial Public Offering (continued)

(b) Presentation of the consolidated income statement (continued)

The following table combines the presentation of the 2005 year end consolidated income statement with the revised format presented. It shows summary financial information for the year ended 31 December 2005 in the format presented in the consolidated income statement reported for the year ended 31 December 2005 and the reallocations made between line items to derive the comparative consolidated income statement for the purposes of the 2006 consolidated financial statements. The table illustrates the differences in presentation by shading those areas which are not relevant to the accounting model being applied, for the purposes of this note, to each of the periods presented.

	2005 as reported in financial statements for the year ended 31 December 2005	Presentation changes	Transfer to unallocated divisible surplus	Increase in net assets attributable to minority interest	Income arising from associates and joint ventures	2005 comparatives reported
	£m	£m	£m	£m	£m	£m
Total net revenue	18,406	(18,307)	–	–	(99)	
Total expenses (including finance costs)	16,891	(16,891)	–	–	–	
Result before tax	1,515	(1,416)	–	–	(99)	
Tax expense	531	(531)	–	–	–	
Transfer to unallocated divisible surplus	901	–	(901)	–	–	
Increase in net assets attributable to minority interest	83	–	–	(83)	–	
Balance on income statement	–	–	–	–	–	
Total net revenue		18,307	–	–	–	18,307
Total expenses		16,891	901	–	–	17,792
Share of profits from associates and joint ventures		–	–	–	99	99
Profit before tax		1,416	(901)	–	99	614
Tax expense attributable to policyholders' returns		531	–	–	–	531
Profit before tax attributable to equity holders		–	–	83	–	83
Total tax expense		531	–	–	–	531
Less: tax attributable to policyholders' returns		(531)	–	–	–	(531)
Tax expense attributable to equity holders' profits		–	–	–	–	–
Profit for the year		–	–	–	–	83

3.3 Segmental analysis

(a) Primary reporting format – Business segments

The Group is managed and organised into five (2005: four) reportable business segments:

Life and pensions
Life and pensions offers a broad range of pension, protection, savings and investment products to individual and corporate customers. Within these product classes are executive and group pension products, pooled pension funds and income protection products.

Healthcare and general insurance
Healthcare and general insurance primarily provides insurance cover to customers for medical expenses, accident and sickness.

Investment management
Investment management provides a range of investment products for individuals and institutional customers through a number of different investment vehicles such as mutual funds, limited partnerships and investment trusts. Asset classes offered via these vehicles include equities, bonds, cash and property. Segregated investment mandates are also provided to large investors. Additionally, investment management services are provided to other business segments.

(a) Primary reporting format – Business segments (continued)

Banking
Banking offers a range of retail mortgage and deposit products via on-line and telephone operations.

Other
Other comprises the Group corporate centre and shared service centre in 2006. Prior to 10 July 2006, these costs were borne by the life and pensions segment.

(i) Segmental income statement

12 months to 31 December 2006	Life and pensions £m	Healthcare and general insurance £m	Investment management £m	Banking £m	Other £m	Elimination £m	Total £m
Revenue from external customers							
Net earned premium	3,714	249	–	–	–	–	3,963
Net investment return	10,065	1	8	693	12	–	10,779
Other segment income	462	2	120	11	12	–	607
Total revenue from external customers	14,241	252	128	704	24	–	15,349
Inter-segment revenue	11	–	122	1	610	(744)	–
Total segment revenue	14,252	252	250	705	634	(744)	15,349
Expenses							
Segment expenses	13,515	258	207	629	675	(742)	14,542
Finance costs	98	–	–	18	–	(2)	114
Total segment expenses	13,613	258	207	647	675	(744)	14,656
Share of profits from associates and joint ventures	104	7	4	–	2	–	117
Segment result for the year	743	1	47	58	(39)	–	810
Tax expense attributable to policyholders' returns							357
Tax expense attributable to equity holders' profits							58
Profit for the year							395
Other items included in the income statement are:							
Impairment losses recognised	2	8	–	6	–	–	16
Impairment losses reversed	(11)	–	–	–	–	–	(11)
Amortisation of intangible assets	6	–	–	–	–	–	6
Amortisation of deferred acquisition costs	50	31	2	–	–	–	83
Depreciation of property, plant and equipment	3	–	–	–	12	–	15

The consolidated income statement presentation has been revised as described in notes 3.1(b) and 3.2(b). An impact of the revisions is that the amounts included in 'Transfer to unallocated divisible surplus' for the period from 1 January to 10 July 2006 and for the year ended 31 December 2005 are reported within 'Total expenses' and are therefore included in 'segment expenses'. For the period from 1 January to 10 July 2006 and for the year ended 31 December 2005, 'increase in net assets attributable to minority interest' was included below the 'Result before tax' and in the revised income statement presentation, these are reported in 'Profit before tax attributable to equity holders' which appears above the 'Profit for the year'.

3.3 Segmental analysis (continued)

(a) Primary reporting format – Business segments (continued)

(i) Segmental income statement (continued)

There are legal restrictions surrounding the holding of shares by occupational pension scheme trustees. Therefore, on demutualisation of SLAC, the shares to which the occupational pension scheme members were entitled were sold as part of the Institutional Offer. The cash raised on the sale of the shares was subsequently remitted to the Group and used to enhance benefits under the policies. £224m is included in the net premium earned in respect of the proceeds raised from the sale of these shares.

Note 3.2(a) describes the establishment of the HWPF as part of the demutualisation transaction on 10 July 2006. The Scheme provides that certain recourse cash flows arising in the HWPF on specified blocks of UK and Irish business may be transferred out of that fund and thus accrue to the ultimate benefit of equity holders in the Company. Under the Scheme, such transfers are subject to constraints to protect policyholders. If the recourse cash flows result in a negative amount, then the Shareholder Fund will make a transfer to the HWPF of at least the negative amount. The Scheme also provides for additional expenses to be charged by the Proprietary Business Fund to the HWPF in respect of German branch business.

The expected future value of the recourse cash flows on UK and Irish unitised with-profits contracts is recognised as a reduction in the measurement of participating contract liabilities or in the unallocated divisible surplus. As these recourse cash flows arise they are no longer included in the measurement of participating contract liabilities or the unallocated divisible surplus and thus contribute to equity holder profit.

The expected future value of the recourse cash flows on UK and Irish non-participating contracts is not recognised either in the measurement of non-participating liabilities or in the unallocated divisible surplus. For regulatory reporting purposes the realistic valuation includes an adjustment to reflect the expected future value of cash flows due to shareholders. This adjustment is excluded from the IFRS valuation. As these recourse cash flows arise they contribute to equity holder profit.

The expected future value of the additional expenses to be charged on German unitised with-profits contracts is recognised as a liability within the unallocated divisible surplus. As these additional expenses are charged they are no longer included in the measurement of the unallocated divisible surplus and thus contribute to equity holder profit.

In the period from 10 July 2006 to 31 December 2006 the recourse cash flows resulted in a positive amount, the transfer of which out of the HWPF was not subject to any constraint.

From 10 July 2006 new UK business is written in the Proprietary Business Fund and equity holder profit is recognised on an earned basis. Any with-profits element is transferred to the appropriate with-profits fund.

The life and pensions segment result comprises the following:

	2006 £m
Recourse cash flows arising on UK and Irish unitised with-profits contracts	116
Recourse cash flows arising on UK and Irish non-participating contracts	42
Additional expenses charged on German unitised with-profits contracts	51
Transfer out of HWPF	209
Profits arising from life and pensions business held outside of the HWPF	362
Profit before tax in the period 10 July to 31 December 2006	571
Result attributable to period 1 January to 10 July 2006	172
Life and Pension segment result for the year	743

Profits arising from life and pensions business held outside the HWPF are shown before deduction of tax attributable to policyholders' returns. Further details of the results of the life and pensions segment for the period from 10 July to 31 December 2006 are shown in the pro forma reconciliation of Group underlying profit to profits for the period.

(a) Primary reporting format – Business segments (continued)

(i) Segmental income statement (continued)

12 months to 31 December 2005	Life and pensions £m	Healthcare and general insurance £m	Investment management £m	Banking £m	Elimination £m	Total £m
Revenue from external customers						
Net earned premium	3,308	208	–	–	–	3,516
Net investment return	13,761	1	5	610	–	14,377
Other segment income	318	1	87	8	–	414
Total revenue from external customers	17,387	210	92	618	–	18,307
Inter-segment revenue	33	–	102	2	(137)	–
Total segment revenue	17,420	210	194	620	(137)	18,307
Expenses						
Segment expenses	16,814	214	181	603	(129)	17,683
Finance costs	100	–	1	16	(8)	109
Total segment expenses	16,914	214	182	619	(137)	17,792
Share of profits from associates and joint ventures	92	5	2	–	–	99
Segment result for the year	598	1	14	1	–	614
Tax expense attributable to policyholders' returns						531
Profit for the year						83
Other items included in the income statement are:						
Impairment losses recognised	9	–	–	1	–	10
Impairment losses reversed	(8)	–	–	–	–	(8)
Amortisation of intangible assets	3	–	–	4	–	7
Amortisation of deferred acquisition costs	44	27	1	–	–	72
Depreciation of property, plant and equipment	17	–	–	–	–	17

3.3 Segmental analysis (continued)

(a) Primary reporting format – Business segments (continued)

(ii) Segmental balance sheet

At 31 December 2006	Life and pensions £m	Healthcare and general insurance £m	Investment management £m	Banking £m	Other £m	Elimination £m	Total £m
Assets							
Segment assets	116,490	179	457	12,116	454	(403)	129,293
Investments in associates and joint ventures	2,765	170	38	–	264	–	3,237
Total segment assets	119,255	349	495	12,116	718	(403)	132,530
Unallocated assets							61
Total assets							132,591
Liabilities							
Segment liabilities	116,449	197	348	11,745	187	(402)	128,524
Total segment liabilities	116,449	197	348	11,745	187	(402)	128,524
Unallocated liabilities							882
Total liabilities							129,406
Share capital and reserves							2,878
Minority interest							307
Total equity and minority interest							3,185
Total equity and liabilities							132,591
Capital expenditure incurred during the year on:							
Intangible assets	9	25	–	2	–	–	36
Deferred acquisition costs	210	34	2	–	–	–	246
Property, plant and equipment	274	1	–	–	10	(4)	281

(a) Primary reporting format – Business segments (continued)

(ii) Segmental balance sheet (continued)

At 31 December 2005	Life and pensions £m	Healthcare and general insurance £m	Investment management £m	Banking £m	Elimination £m	Total £m
Assets						
Segment assets	105,490	111	188	11,812	(116)	117,485
Investments in associates and joint ventures	2,470	117	21	–	–	2,608
Total segment assets	107,960	228	209	11,812	(116)	120,093
Unallocated assets						167
Total assets						120,260
Liabilities						
Segment liabilities	106,894	234	216	11,820	(122)	119,042
Total segment liabilities	106,894	234	216	11,820	(122)	119,042
Unallocated liabilities						878
Total liabilities						119,920
Minority interest						340
Total liabilities and minority interest						120,260
Capital expenditure incurred during the year on:						
Intangible assets	20	–	–	4	–	24
Deferred acquisition costs	42	27	1	–	–	70
Property, plant and equipment	84	–	–	–	–	84

3.3 Segmental analysis (continued)

(b) Secondary reporting format – Geographical segments

The geographical segments are the United Kingdom, Canada and International operations, which includes all other geographical regions.

Revenues are allocated based on the country in which the contracts are issued, or products are sold. Total assets and capital expenditure are allocated based on where the contracts or products to which they relate are issued or sold.

	Segment revenue from external customers	Segment assets	Capital expenditure on intangible assets, deferred acquisition costs, and property, plant and equipment
	£m	£m	£m
At 31 December 2006			
United Kingdom	11,988	113,794	500
Canada	2,361	13,271	19
International	1,000	5,341	44
Unallocated items	–	185	–
Total	15,349	132,591	563
At 31 December 2005			
United Kingdom	14,211	100,362	160
Canada	2,192	14,261	9
International	1,904	5,470	2
Unallocated items	–	167	7
Total	18,307	120,260	178

3.4 Administrative expenses

	2006	2005
	£m	£m
Commission expenses	493	410
Interest expense	558	546
Staff costs and other employee related costs	599	545
Restructuring and demutualisation expenses	100	84
Other administrative expenses	441	565
Total administrative expenses	2,191	2,150

Restructuring and demutualisation expenses include £80m (2005: £68m) in association with work undertaken preparing for the demutualisation and flotation in 2006 and £13m (2005: £nil) relate to restructuring costs incurred by Standard Life Healthcare following its acquisition of the private medical insurance business of FirstAssist. The remaining costs were incurred as part of the implementation of the 2004 Strategic Review and relate mainly to redundancy costs and lease expiry costs.

Prior to demutualisation, SLAC incurred costs associated with the Initial Public Offering of the Company's shares. Under the Scheme these costs were transferred to the Heritage With Profits Fund (HWPF). At the time of the listing of its shares on the London Stock Exchange, costs amounting to £31m were recharged to the Company by the HWPF. Expenses directly related to the Company's listing have been charged to share premium resulting in a reduction to the overall cost of demutualisation shown in the income statement. In total, £53m of expenses incurred in 2006 that were attributable to the listing of the Company's shares on the London Stock Exchange have been set off against the share premium account (note 3.9).

Interest expense includes interest payable on customer accounts and other funding instruments within the banking operations of the Group. Interest relating to other Group borrowings is included within finance costs.

3.5 Earnings per share

(a) Basic earnings per share

Basic earnings per share is calculated by dividing profit attributable to equity holders of Standard Life plc by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the year is the weighted average number of shares in issue less the weighted average number of shares owned by employee share trusts that have not vested unconditionally in employees.

	Period 10 July 2006 to 31 December 2006
Profit attributable to equity holders of Standard Life plc (£m)	283
Weighted average number of ordinary shares in issue (millions)	2,102
Basic earnings per share (pence per share)	**13.5**

(b) Diluted earnings per share

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has two categories of dilutive potential ordinary shares – bonus shares committed to at the time of the demutualisation of SLAC and flotation of Standard Life plc (as described in note 3.2) and share awards and share options.

As part of the offer on the demutualisation of SLAC and flotation of Standard Life plc, holders of demutualisation shares, employee shares or shares acquired in the preferential offer who hold shares for a continuous period of one year, will be eligible to receive, at the end of that one year period, one bonus share for every twenty shares retained. The expected number of bonus shares to be issued is based on the number of shares that, at 31 December 2006, still meet the continuous holding requirement.

For share options, a calculation is made to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Period 10 July 2006 to 31 December 2006
Profit attributable to equity holders of Standard Life plc (£m)	283
Weighted average number of ordinary shares for diluted earnings per share (millions)	2,173
Diluted earnings per share (pence per share)	**13.0**

The dilutive effect of the bonus shares included in the weighted average number of ordinary shares above was 69m.
The dilutive effect of share awards and options included in the weighted average number of ordinary shares above was 2m.
The effect of these dilutive potential ordinary shares does not impact the profit attributable to equity holders of Standard Life plc.

3.5 Earnings per share (continued)

(c) Alternative earnings per share

Earnings per share is also calculated based on the underlying profit before tax and certain non operating items as well as on the profit attributable to equity holders of Standard Life plc. The Directors believe that earnings per share based on underlying profit provides a better indication of operating performance.

	Period 10 July 2006 to 31 December 2006 £m	Period 10 July 2006 to 31 December 2006 Per share p
Underlying profit before tax attributable to equity holders	350	16.7
Volatility arising on different asset and liability valuation bases	68	3.2
Impairment of intangibles	(5)	(0.2)
Restructuring expenses	(12)	(0.6)
Profit before tax attributable to equity holders	401	19.1
Tax attributable to:		
Underlying profit	(39)	(1.8)
Adjusted items	(19)	(0.9)
Profit attributable to minority interest	(60)	(2.9)
Profit attributable to equity holders of Standard Life plc	283	13.5

3.6 Dividends

Subsequent to 31 December 2006, the Directors have proposed a dividend for the period from 10 July 2006 to 31 December 2006 of 5.4 pence per ordinary share, an estimated £114m in total. The dividend will be paid on 31 May 2007, subject to approval at the Annual General Meeting on 29 May 2007. This dividend will be recorded as an appropriation of retained earnings in the financial statements for the year ended 31 December 2007.

3.7 Deferred acquisition costs

	2006 £m	2005 £m
At 1 January		
Cost	692	636
Accumulated amortisation and impairment	(402)	(367)
Opening net book amount	290	269
Exchange differences	(8)	6
Costs deferred	246	70
Amortisation charge	(83)	(72)
Other	–	17
Closing net book amount	445	290
At 31 December		
Cost	930	692
Accumulated amortisation and impairment	(485)	(402)
Closing net book amount	445	290

The amount of deferred acquisition costs expected to be recovered after more than twelve months is £365m (2005: £244m).

Included in deferred acquisition costs above are costs deferred on investment contracts (known as deferred origination costs) amounting to £389m (2005: £278m).

Insurance and investment contracts sold by The Standard Life Assurance Company prior to demutualisation were written in its with-profits fund. Acquisition costs for participating contracts were not deferred explicitly as they were taken into account in the measurement of the liabilities for these contracts. Acquisition costs for non-participating insurance contracts were not

deferred explicitly as they were taken into account in the measurement of the present value of future profits for non-participating contracts. For the same reason acquisition costs on non-participating investment contracts were not deferred explicitly except to the extent of any deferred income recognised on these contracts.

Following demutualisation the Group's new insurance and investment contracts are written in proprietary business funds. Acquisition costs are explicitly deferred on these contracts since they are not taken into account in the measurement of the contract liabilities and the present value of future profits on non-participating contracts is not separately recognised.

3.8 Share capital

(a) Authorised share capital

At 31 December 2005 the authorised share capital of the Company was 1,000 £1 ordinary shares.

On 10 May 2006, the Company amended its authorised share capital to 10,000 ordinary shares of £0.10 each and 50,000 £1 redeemable preference shares. A further amendment was made to the authorised share capital on 30 May 2006. This revised the authorised ordinary share capital to 3,000,000,000 ordinary shares of £0.10 each and 50,000 £1 redeemable preference shares.

The authorised share capital of the Company at 31 December 2006 was:

	Number	£m
Ordinary shares of £0.10 each	3,000,000,000	300
Redeemable preference shares of £1 each	50,000	–

(b) Issued share capital

At 31 December 2005, the Company had allotted and issued share capital of 2 £1 ordinary shares.

On 10 May 2006, each of the 2 issued ordinary shares were subdivided into 10 £0.10 ordinary shares. An additional 10 ordinary shares of £0.10 each were issued on the same date at par for cash. During the year, a further 2,106,070,439 £0.10 ordinary shares were allotted and issued by the Company as follows:

	Number	£m
At 10 May 2006	30	–
Demutualisation shares	1,463,516,990	146
Shares issued for cash on Initial Public Offering	556,944,945	56
Shares issued in respect of the over-allotment provision	83,541,742	8
Shares issued in respect of employee share compensation plans	2,066,762	–
Total allotted and fully paid ordinary shares of £0.10 each	2,106,070,469	210

As detailed in Note 3.2, on 10 July 2006 The Standard Life Assurance Company demutualised. 1,463,516,990 demutualisation shares were issued by the Company to eligible members of The Standard Life Assurance Company to compensate them for the loss of their membership rights. A further 556,944,945 shares were issued on 10 July 2006, raising £1,224m of new capital before transaction costs. An over-allotment provision was granted to Merrill Lynch International to subscribe for additional ordinary shares at the original offer price. It was exercised on 19 July 2006 with a further 83,541,742 shares issued on that date, raising £192m before transaction costs.

All ordinary shares in issue in the Company rank *pari passu* and carry the same voting rights and the rights to receive dividends and other distributions declared or paid by the Company.

On 10 May 2006 the Company issued 50,000 £1 redeemable preference shares at par for cash to meet the share capital requirements of a public listed company. The preference shares were redeemable on 31 August 2007, but the Company had the option to redeem the shares prior to this date at its own discretion. The Company exercised this right on 13 July 2006. The preference shareholders were entitled to a dividend of 1% on the nominal value of the shares. However, the preference shareholders waived their right to this dividend.

3.9 Share premium reserve

The premium arising on the shares issued during the year was:

	2006 £m
At 1 January	–
Shares issued for cash on Initial Public Offering	1,168
Shares issued in respect of the over-allotment provision	184
Share premium reduction	(500)
Transaction costs directly attributable to the issue of shares	(53)
At 31 December	799

In 2005, the Company had not issued any ordinary shares at a premium and, therefore, there was no share premium reserve.

3.10 Retained earnings

	Notes	2006 £m
At 1 January		–
Profit for the period attributable to equity holders		283
Retained earnings arising at demutualisation	3.2(a)	17
Transfer from equity compensation reserve for vested employee share-based payments		4
Actuarial losses on defined benefit pension schemes		(2)
Aggregate tax items recognised in equity		(4)
At 31 December 2006		298

Prior to the demutualisation of The Standard Life Assurance Company, the parent company of the Group was a mutual insurer and the balance on the income statement was transferred to the unallocated divisible surplus, which was attributable to participating policyholders. Therefore, during the year ended 31 December 2005 and in the period from 1 January to 10 July 2006 the Group did not recognise any retained profits.

3.11 Reconciliation of movements in other reserves

	Revaluation of land and buildings	Cash flow hedges	Foreign currency translation	Merger reserve	Equity compensation reserve	Special reserve	Reserve arising on Group reconstruction	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2006	–	–	–	–	–	–	–	–
Transfer to equity holders' funds at demutualisation	71	10	26	–	–	–	–	107
Fair value gains on cash flow hedges	–	5	–	–	–	–	–	5
Revaluation of land and buildings	22	–	–	–	–	–	–	22
Exchange differences on translating foreign operations	–	–	(113)	–	–	–	–	(113)
Merger relief on issue of demutualisation shares	–	–	–	3,214	–	–	–	3,214
Release of merger relief on demutualisation shares	–	–	–	(1,872)	–	–	–	(1,872)
Merger relief on ordinary shares acquired in operating subsidiaries following dividend in specie	–	–	–	1,872	–	–	–	1,872
Share premium reduction	–	–	–	–	–	500	–	500
Reserves credit for employee share-based payment schemes	–	–	–	–	15	–	–	15
Transfer to retained earnings for vested employee share-based payments	–	–	–	–	(4)	–	–	(4)
Difference between the fair value and book value of the Group at demutualisation	–	–	–	–	–	–	(2,065)	(2,065)
With-profits fund: associated UDS movement not recognised in income statement prior to demutualisation	(71)	(10)	(26)	–	–	–	–	(107)
With-profits fund: associated UDS movement recognised in equity	(22)	–	23	–	–	–	–	1
Aggregate deferred tax items recognised in equity	–	(4)	–	–	–	–	–	(4)
At 31 December 2006	–	1	(90)	3,214	11	500	(2,065)	1,571
Total reserve before with-profits fund adjustment	93	11	(87)	3,214	11	500	(2,065)	1,677
Total with-profits fund adjustment	(93)	(10)	(3)	–	–	–	–	(106)
At 31 December 2006	–	1	(90)	3,214	11	500	(2,065)	1,571

The 'with-profits adjustment' represents the cumulative amounts transferred to the unallocated divisible surplus as they represent movements attributable to participating policyholders, which would otherwise have been included in other reserves.

In 2005, reserves were recognised as part of the unallocated divisible surplus as the parent company of the Group was a mutual insurer.

Merger Reserve: On demutualisation of The Standard Life Assurance Company, the demutualisation shares issued by the Company qualified for merger relief under section 131 of the UK Companies Act 1985. Merger relief permits, where shares are issued at a premium, the difference arising between the issue value and nominal value of the shares issued to be transferred to a reserve other than the share premium account. The difference between the issue value and nominal value of the demutualisation shares was transferred to the merger reserve following the dividend in specie discussed in Note 3.2(a). £1,872m of merger reserves attached to the demutualisation shares was replaced with merger relief on the ordinary shares of the operating subsidiaries acquired by the Company.

Reserve arising on Group reconstruction: On demutualisation of The Standard Life Assurance Company, the value of the demutualisation shares issued was equal to the fair value of the assets and liabilities of the Group. As detailed in Note 3.2(a), merger accounting principles have been applied to the demutualisation transaction and, therefore, all assets and liabilities were transferred at their book value at the time of demutualisation in the consolidated financial statements. The reserve arising on group reconstruction represents the difference between the fair value and book value of the assets and liabilities of the Group at the time of demutualisation of The Standard Life Assurance Company on 10 July 2006.

3.11 Reconciliation of movements in other reserves (continued)

Special reserve: As detailed in note 3.2(a), on 21 July 2006 the Court of Session of Scotland confirmed a £500m reduction in the share premium account of the Company. Following the reduction, a Special Reserve was created for the same amount. The Special Reserve forms part of the Company's distributable profits for the purpose of section 263 of the UK Companies Act 1985.

3.12 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets

	2006 £m	2005 £m
Non-participating contract liabilities		
Non-participating insurance contracts	20,202	21,158
Non-participating investment contracts	50,931	40,929
	71,133	62,087
Participating contract liabilities		
Participating insurance contracts	20,225	19,633
Participating investment contracts	18,563	18,076
Present value of future profits on non-participating contracts	–	(1,528)
Unallocated divisible surplus	1,208	4,827
	39,996	41,008

Non-participating insurance contracts include £152m (2005: £118m) relating to Standard Life Healthcare Limited and £3m (2005: £3m) relating to general insurance, conventional term assurance (Lifetime Protection Series or LPS), life contingent annuities, Perspecta Universal Life in Canada, and a small amount of linked Homeplan business.

Note 3.2(a) describes the establishment of the Heritage With-Profits Fund (HWPF) as part of the demutualisation transaction on 10 July 2006. Under the Scheme certain non-participating contracts were transferred to the HWPF. The present value of future profits (PVFP) on these non-participating contracts can be apportioned between the component related to contracts whose future cash flows under the Scheme are expected to be transferred out of the HWPF to equity holders and the component related to contracts whose future cash flows will remain in the HWPF to be applied either to meet amounts that may be charged to the HWPF under the Scheme or distributed over time as enhancements to final bonuses payable on the remaining policies invested in the fund.

These components are deducted in arriving at the amount of participating contract liabilities and unallocated divisible surplus as follows:

	2006 £m
Participating contract liabilities before apportionment	38,950
Non-participating PVFP deducted	(162)
	38,788
Participating insurance contracts	20,225
Participating investment contracts	18,563
Participating contract liabilities after apportionment	38,788
Unallocated divisible surplus before apportionment	2,968
Non-participating PVFP deducted	(1,760)
Unallocated divisible surplus after apportionment	1,208

(a) Insurance contract liabilities, participating investment contract liabilities and reinsurance assets

The movement in insurance contract liabilities, participating investment contract liabilities and reinsurance assets during 2006 was as follows:

	Participating insurance contract liabilities	Non-participating insurance contract liabilities	Participating investment contract liabilities	Total insurance and participating contracts	Reinsurers' share of liabilities (reinsurance asset)	Net 2006
	£m	£m	£m	£m	£m	£m
At 1 January 2006	19,633	21,158	18,076	58,867	(779)	58,088
Expected change	(105)	(119)	(303)	(527)	(16)	(543)
Methodology/modelling changes	237	9	89	335	-	335
Effect of changes in:						
Economic assumptions	(245)	(691)	(238)	(1,174)	18	(1,156)
Non-economic assumptions	(22)	-	11	(11)	-	(11)
Effect of:						
Economic experience	(89)	(95)	(33)	(217)	(6)	(223)
Non-economic experience	230	(178)	595	647	(10)	637
New business	1	450	44	495	(14)	481
Total change in contract liabilities	7	(624)	165	(452)	(28)	(480)
Foreign exchange adjustment	-	(135)	6	(129)	11	(118)
Change in Unearned Premium Reserve*	-	68	-	68	-	68
At 10 July 2006 – before demutualisation	19,640	20,467	18,247	58,354	(796)	57,558
Demutualisation (Note 3.2(a))	450	4	339	793	-	793
At 10 July 2006 – after demutualisation	20,090	20,471	18,586	59,147	(796)	58,351
Expected change	(197)	(129)	(423)	(749)	26	(723)
Benefit enhancements	-	-	224	224	-	224
Methodology/modelling changes	(57)	99	(9)	33	-	33
Effect of changes in:						
Economic assumptions	33	(100)	40	(27)	(4)	(31)
Non-economic assumptions	71	(50)	46	67	-	67
Effect of:						
Economic experience	979	323	650	1,952	(17)	1,935
Non-economic experience	(609)	(300)	(573)	(1,482)	10	(1,472)
New business	24	475	54	553	(3)	550
Total change in contract liabilities	244	318	9	571	12	583
Foreign exchange adjustment	(109)	(556)	(32)	(697)	44	(653)
Change in Unearned Premium Reserve	-	(31)	-	(31)	-	(31)
At 31 December 2006	20,225	20,202	18,563	58,990	(740)	58,250

* Change in Unearned Premium Reserve includes the liabilities acquired in relation to the private medical business of FirstAssist.

The table above has been split to show the movements for the period from 1 January 2006 to demutualisation on 10 July 2006 and the period from demutualisation on 10 July 2006 to 31 December 2006. The demutualisation impact is disclosed in note 3.2.

Included in the movement in actuarial liabilities in the period from 1 January to 10 July 2006 is an amount of £307m arising from periodic adjustments to asset shares to bring the credited investment return in line with the actual returns generated, and from a change in the allocation of fixed income returns to adjust allocations previously determined.

The impact of economic assumptions in the period from 1 January to 10 July 2006 primarily reflects changes in fixed interest yields leading to lower valuation rates on non-participating business.

3.12 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets (continued)

(a) Insurance contract liabilities, participating investment contract liabilities and reinsurance assets (continued)

The primary role of the residual estate, as set out in paragraph 4.1 of schedule 1 of the Scheme, is to ensure a prudent amount is retained in the HWPF in respect of any amounts which may be charged to the HWPF in accordance with the Scheme. To the extent that the SLAL Board is satisfied that the residual estate exceeds that required to meet its primary role, the excess residual estate shall be distributed over time in as fair and equitable manner as is practicable as an enhancement to final bonus payable on the remaining HWPF with-profits policies. Therefore it is necessary to recognise the residual estate of the HWPF as part of the participating liabilities. The movement tables above therefore include the movements in this residual estate post-demutualisation.

Non-economic experience changes in the period from 1 January to 10 July 2006 primarily represent lower than expected claims (including deaths, surrenders, maturities and lapses) whereas experience changes in the period from 10 July to 31 December 2006 reflect higher than expected claims.

Economic experience changes in the period from 10 July to 31 December 2006 reflect higher than anticipated investment returns during that period.

The movement in insurance contract liabilities, participating investment contracts and reinsurance assets during 2005 was as follows:

	Participating insurance contract liabilities	Non-participating insurance contract liabilities	Participating investment contract liabilities	Total insurance and participating contracts	Reinsurers share of liabilities (reinsurance asset)	Net 2005
	£m	£m	£m	£m	£m	£m
At 1 January 2005	18,264	18,854	15,929	53,047	(617)	52,430
Expected change	(430)	(275)	(161)	(866)	(62)	(928)
Methodology/modelling changes	202	(46)	(71)	85	22	107
Effect of changes in:						
Economic assumptions	336	679	336	1,351	(12)	1,339
Non-economic assumptions	(95)	186	(66)	25	(46)	(21)
Effect of:						
Economic experience	1,131	342	931	2,404	(28)	2,376
Non-economic experience	205	(62)	1,062	1,205	29	1,234
New business	30	781	152	963	(15)	948
Total change in contract liabilities	1,379	1,605	2,183	5,167	(112)	5,055
Foreign exchange adjustment	(10)	699	(36)	653	(50)	603
At 31 December 2005	19,633	21,158	18,076	58,867	(779)	58,088

Economic assumptions reflect changes in fixed income yields, leading to lower valuation rates on non-participating business and other market movements. Experience changes in 2005 primarily represent higher than expected investment returns, increasing the participating liabilities.

Non-economic assumptions cover mortality, persistency and expenses. Experience changes in 2005 primarily represent lower than expected claims (including deaths, surrenders, maturities and lapses).

Changes in methodology and models include refinement of the realistic liability models, including enhanced modelling of the cost of guarantees for Germany.

(b) Present value of future profits on non-participating contracts

The change in the present value of future profits on non-participating contracts was as follows:

	2006 £m
At 1 January 2006	**1,528**
Expected change, including unwind of discount	(43)
Methodology/modelling changes	77
Effect of changes in economic and non-economic assumptions	(15)
Effect of economic and non-economic experience	(4)
New business	165
At 10 July 2006 – before demutualisation	**1,708**
Demutualisation (Note 3.2(a))	(1,708)
At 10 July 2006 – after demutualisation	**–**

	2005 £m
At 1 January 2005	**1,041**
Expected change, including unwind of discount	(25)
Methodology/modelling changes	303
Effect of changes in economic and non-economic assumptions	(122)
Effect of economic and non-economic experience	88
New business	244
Foreign exchange adjustment	(1)
At 31 December 2005	**1,528**

(c) Non-participating investment contract liabilities

The change in non-participating investment contract liabilities was as follows:

	2006 £m
At 1 January 2006	**40,929**
Contributions	4,960
Initial charges and reduced allocations	(5)
Account balances paid on surrender and other terminations in the year	(2,355)
Investment return credited and related benefits	1,693
Foreign exchange adjustment	(187)
Other	3
Recurring management charges	(126)
At 10 July 2006	**44,912**
Contributions	6,057
Initial charges and enhanced allocations	16
Account balances paid on surrender and other terminations in the year	(3,024)
Investment return credited and related benefits	3,851
Foreign exchange adjustment	(817)
Other	87
Recurring management charges	(151)
At 31 December 2006	**50,931**

3.12 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets (continued)

(c) Non-participating investment contract liabilities (continued)

	2005 £m
At 1 January 2005	30,597
Contributions	6,952
Initial charges and reduced allocations	(7)
Account balances paid on surrender and other terminations in the year	(3,407)
Investment return credited and related benefits	5,996
Foreign exchange adjustment	913
Other	71
Recurring management charges	(186)
At 31 December 2005	**40,929**

3.13 Movement in components of unallocated divisible surplus (UDS)

	Notes	Revaluation of land and buildings	Cash flow hedges	Foreign currency translation of foreign operations	Remaining components	UDS before income statement recognition	Total income/ (expense) recognised in the income statement	UDS
		£m	£m	£m	£m	£m	£m	£m
At 1 January 2006		27	(4)	104	4,700	4,827	–	4,827
Fair value gains on cash flow hedges		–	14	–	–	14	–	14
Actuarial losses on defined benefit pension schemes		–	–	–	(10)	(10)	–	(10)
Revaluation of land and buildings		44	–	–	–	44	–	44
Exchange differences on translating foreign operations		–	–	(78)	–	(78)	–	(78)
Aggregate tax effect of items not recognised in the income statement		–	–	–	4	4	–	4
Other		–	–	–	4	4	–	4
Income/(expense) not recognised in the income statement during the period		44	14	(78)	(2)	(22)	–	(22)
Transfer to unallocated divisible surplus		–	–	–	–	–	391	391
Foreign exchange adjustments		–	–	–	(23)	(23)	–	(23)
At 10 July 2006		71	10	26	4,675	4,782	391	5,173
Impact of demutualisation on UDS								
UDS at 10 July 2006 – before demutualisation		71	10	26	5,066			5,173
Revaluation of land and buildings		(71)	–	–	–			(71)
Cash flow hedges		–	(10)	–	–			(10)
Foreign currency translation		–	–	(26)	–			(26)
Cumulative UDS movements not recognised in the income statement		–	–	–	107			107
Net assets transferred out of the with-profits fund	3.2(a)	–	–	–	(1,359)			(1,359)
Other adjustments to UDS	3.2(a)	–	–	–	(2,504)			(2,504)
UDS at 10 July 2006 – after demutualisation		–	–	–	1,310			1,310
At 10 July 2006								1,310
Change in unallocated divisible surplus:								
Recognised in the income statement								(105)
Not recognised in the income statement								(1)
								(106)
Foreign exchange adjustment								4
At 31 December 2006								1,208

The shaded boxes represent those line items that are not applicable to a particular period given the demutualisation of The Standard Life Assurance Company on 10 July 2006.

Prior to demutualisation all the Group's assets and liabilities were ultimately held for the benefit of The Standard Life Assurance Company's with-profits fund. The UDS, being a component of participating contract liabilities, represented the difference between the Group's recognised assets and all other recognised liabilities and minority interest.

Where items of income and expense were required not to be recognised in the income statement the transfer to/from the UDS was correspondingly affected. The movement in UDS in the period therefore comprised both the transfer to/from the UDS recognised in the income statement and the impact of items of income or expense not included in the income statement. The accumulated amount of these items of income or expense was recorded as a separate component of UDS.

3.13 Movement in components of unallocated divisible surplus (UDS) (continued)

On demutualisation, as explained in Note 3.2(a), certain assets and liabilities were transferred out of the with-profits fund with a corresponding reduction in the UDS. The Scheme of Demutualisation (the Scheme) of The Standard Life Assurance Company affected the measurement of the participating contract liabilities resulting in a further adjustment to the UDS. The accumulated amount of income and expenses not reflected in the income statement and the associated accumulated movement in UDS not recognised in the income statement were transferred to equity holders reserves.

	Notes	Revaluation of land and buildings	Cash flow hedges	Foreign currency translation of foreign operations	Remaining components	UDS before income statement recognition	Total income/ (expense) recognised in the income statement	UDS
		£m	£m	£m	£m	£m	£m	£m
At 1 January 2005		16	–	(89)	3,751	3,678	–	3,678
Fair value losses on cash flow hedges		–	(4)	–	–	(4)	–	(4)
Actuarial gains on defined benefit pension schemes		–	–	–	22	22	–	22
Revaluation of land and buildings		11	–	–	–	11	–	11
Exchange differences on translating foreign operations		–	–	193	–	193	–	193
Other		–	–	–	1	1	–	1
Income/(expense) not recognised in the income statement during the period		11	(4)	193	23	223	–	223
Transfer to unallocated divisible surplus	3.2(b)	–	–	–	–	–	901	901
Foreign exchange adjustment		–	–	–	25	25	–	25
At 31 December 2005		27	(4)	104	3,799	3,926	901	4,827

3.14 Borrowings

	Notes	2006	2005
		£m	£m
Certificates of deposit, commercial paper and medium term notes	3.14(a)	1,812	1,963
Securitisations – mortgage backed floating notes	3.14(b)	4,383	4,025
Bank overdrafts		242	105
Other		69	140
Total borrowings		6,506	6,233

(a) Certificates of deposit, commercial paper and medium term notes

The Group has issued certificates of deposit through its subsidiary Standard Life Bank (SLB). The Group has also issued commercial paper and medium term notes through Standard Life Funding B.V., a wholly owned subsidiary of SLB. SLB has guaranteed the liabilities of its subsidiary in relation to the issuance of this debt. The guarantee is in respect of notes issued and is for a maximum of US$2bn and €4bn in relation to the US commercial paper and Euro commercial paper programmes respectively, and €4bn in respect of the medium term note programme. This guarantee is considered a financial guarantee contract under the revised IAS 39 *Financial Instruments: Recognition and Measurement* effective from 1 January 2006 and is initially recognised at fair value. The fair value at 31 December 2006 is £nil (2005: £nil).

	Average interest rates		Carrying amount	
	2006 %	2005 %	2006 £m	2005 £m
Due within 1 year				
Standard Life Bank certificates of deposit – GBP	5.04%	4.45%	734	789
Standard Life Bank certificates of deposit – USD	5.31%	–	52	–
Standard Life Bank certificates of deposit – EUR	2.89%	–	10	–
Standard Life Funding B.V. commercial paper – GBP	5.20%	4.60%	20	196
Standard Life Funding B.V. commercial paper – USD	5.45%	4.43%	354	440
Standard Life Funding B.V. commercial paper – EUR	3.65%	2.45%	540	341
Standard Life Funding B.V. commercial paper – JPY	–	0.09%	–	20
Standard Life Funding B.V. medium term notes – GBP	5.39%	5.60%	3	15
Standard Life Funding B.V. medium term notes – USD	–	4.58%	–	58
			1,713	1,859
Due between 1 and 5 years				
Standard Life Bank certificates of deposit – GBP	4.97%	4.54%	6	5
Standard Life Funding B.V. medium term notes – GBP	5.43%	4.80%	12	12
			18	17
Due after 5 years				
Standard Life Funding B.V. medium term notes – EUR	3.89%	2.70%	81	83
Standard Life Funding B.V. medium term notes – GBP	–	4.63%	–	4
			81	87
Total certificates of deposit, commercial paper and medium term loan notes			1,812	1,963

The carrying amounts disclosed above reasonably approximate the fair values as at the year-end.

3.14 Borrowings (continued)

(b) Securitisations – mortgage backed floating notes

Loans are issued by the Group, which are subject to securitisations. Under this arrangement, the beneficial interest in these mortgages is transferred to special purpose entities. The issue of mortgage backed floating rate notes by the special purpose entities funded the purchase of the mortgages. Standard Life plc and its subsidiaries are not obliged to support any losses suffered by the note holders and do not intend to provide such support. The notes were issued on the basis that note holders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the respective special purpose entities, including funds due from customers in respect of the securitised mortgages, are sufficient and that note holders have no recourse to the Company or its subsidiaries. This has been clearly stated in the legal agreements with note holders.

The mortgage backed floating rate notes at year-end are as follows:

	Average interest rates		Carrying amount	
	2006 %	2005 %	2006 £m	2005 £m
Lothian Mortgages No. 1 plc – USD – Maturity 2017	5.78%	4.62%	129	215
Lothian Mortgages No. 1 plc – GBP – Maturity 2035	5.68%	5.09%	570	570
Lothian Mortgages No. 2 plc – GBP – Maturity 2038	5.50%	4.93%	202	202
Lothian Mortgages No. 2 plc – USD – Maturity 2038	5.73%	4.56%	155	333
Lothian Mortgages No. 2 plc – EUR – Maturity 2038	3.95%	2.62%	510	522
Lothian Mortgages No. 3 plc – USD – Maturity 2019	5.65%	4.49%	142	295
Lothian Mortgages No. 3 plc – GBP – Maturity 2039	5.52%	4.95%	786	786
Lothian Mortgages No. 4 plc – USD – Maturity 2006	–	4.41%	–	57
Lothian Mortgages No. 4 plc – EUR – Maturity 2040	3.66%	2.33%	381	476
Lothian Mortgages No. 4 plc – GBP – Maturity 2040	5.40%	4.81%	570	569
Lothian Mortgages Master Issuer plc – USD – Maturity 2038	5.52%	–	213	–
Lothian Mortgages Master Issuer plc – USD – Maturity 2050	5.60%	–	26	–
Lothian Mortgages Master Issuer plc – EUR – Maturity 2050	3.70%	–	319	–
Lothian Mortgages Master Issuer plc – GBP – Maturity 2050	5.42%	–	380	–
Total mortgage backed floating rate notes			4,383	4,025

3.15 Subordinated liabilities

	2006 £m	2005 £m
Subordinated guaranteed bonds:		
6.75% £500,000,000 Fixed rate perpetual	502	505
6.375% €750,000,000 Fixed/floating rate 12 July 2022	514	527
Subordinated guaranteed notes:		
6.14% £265,000,000 Fixed rate perpetual	253	267
Mutual Assurance Capital Securities:		
6.546 % £300,000,000 Fixed rate perpetual	314	319
5.314 % €360,000,000 Fixed/floating rate perpetual	251	260
Total subordinated liabilities	1,834	1,878

Subordinated liabilities are considered current if the contractual repricing or maturity dates are within one year. As detailed in Note 3.2(a), on 10 July 2006 the Company was substituted as the new issuer of the subordinated guaranteed bonds and Mutual Assurance Capital Securities and the instruments were re-listed on the London Stock Exchange.

The classification of amounts due under the subordinated loan arrangements is determined by the interaction of these arrangements with the internal subordinated loan note issued by Standard Life Assurance Limited (SLAL) to Standard Life plc as set out below.

Subordinated guaranteed bonds

The subordinated guaranteed bonds were issued on 12 July 2002. The payment of principal and interest in respect of the bonds has been irrevocably and unconditionally guaranteed by SLAL. The claims of the bondholders to payment under the guarantee will rank below the claims of all senior creditors of SLAL including policyholders. This guarantee is considered a financial guarantee under revised IAS 39 *Financial Instruments: Recognition and Measurement* effective from 1 January 2006 and is initially recognised at fair value. The fair value at 31 December 2006 is nil (2005: £nil).

The sterling denominated bonds are perpetual securities and as such have no fixed redemption date. However, the bonds are redeemable at par at the option of the Company on 12 July 2027 and on every fifth anniversary thereafter. If the sterling bonds are not redeemed on 12 July 2027, the interest rate payable will be reset to 2.85% over the gross redemption yield on the appropriate five year benchmark gilt on the reset date. The Company can elect to defer the payment of interest on the sterling bonds. Interest will accrue on any interest deferred at the then current rate of interest on the bonds. Any interest deferred becomes immediately due and payable on: the date of any declaration or payment of dividends, interest or other payment in respect of any *pari passu* ranking securities or securities that rank junior to the sterling bonds; or the date any of these securities are purchased by the Company, SLAL or a subsidiary of the Company; the date fixed for any payment under a guarantee that ranks junior to the sterling bonds; and the date of any redemption or purchase of sterling bonds, or the commencement of winding up the Company or SLAL. There was no such right to defer payment under the terms of the bonds in the prior year.

The maturity date for the Euro denominated bonds is 12 July 2022 and all outstanding obligations under the instruments become immediately due and payable on this date. There are specific conditions surrounding the solvency of SLAL, which allow the repayment of the outstanding obligations to be deferred to the second anniversary of the maturity date. The Company does have the option to redeem at par the bonds on 12 July 2012 and on any interest payment date thereafter until maturity. From 12 July 2012 the Euro Bonds will bear interest quarterly in arrears at a floating rate determined by the three month Euro deposit rate.

Subordinated guaranteed notes

On 29 June 2005, Standard Life Funding B.V. (SLFBV), a wholly owned subsidiary of Standard Life Bank Limited (SLB), issued £265m of undated subordinated notes (the subordinated notes). In the terms of a Subordinated Deed of Guarantee, SLB guarantees the payment of all sums payable by SLFBV under the subordinated notes. The rights and claims of all subordinated note holders are subordinated to the claims of all senior creditors of both SLFBV and SLB.

The subordinated notes are perpetual securities and as such have no fixed redemption date. However, the notes are redeemable at par at the option of the issuer on 29 June 2015 but if they are not redeemed on 29 June 2015, the interest rate payable will be reset to 2.80% over the gross redemption yield on the appropriate benchmark gilt on the reset date.

During the year, there have been no changes to the terms and conditions of the subordinated guaranteed notes.

Mutual Assurance Capital Securities

The Mutual Assurance Capital Securities (MACS) were issued on 4 November 2004. The payment of principal and interest in respect of the MACS is irrevocably and unconditionally guaranteed by SLAL. The claims of the holders of the MACS to payment under the guarantee will rank below the claims of all the senior creditors of SLAL including policyholders.

The MACS are perpetual securities and as such have no fixed redemption date.

The sterling denominated MACS started accruing interest from 4 November 2004 and bear interest at a rate of 6.546% per annum payable annually in arrears on 6 January each year, commencing on 6 January 2006. From and including 6 January 2020 and every fifth anniversary thereafter, these MACS will bear interest annually in arrears based on the aggregate of a margin plus the gross redemption yield of specific gilts.

The euro denominated MACS started accruing interest from 4 November 2004 and bear interest at a rate of 5.314% per annum payable annually in arrears on 6 January, commencing on 6 January 2006. From and including 6 January 2015, these MACS will bear interest quarterly in arrears, commencing 6 April 2015, at a floating rate of interest to be calculated quarterly based on the aggregate of a margin plus the rate for three month Euro deposits.

3.15 Subordinated liabilities (continued)

The payment of interest can be deferred at the option of the Company on any interest payment date and deferral is mandatory on any interest payment date on which the Company does not satisfy certain specified solvency conditions. SLAL has corresponding mandatory deferral rights in relation to the payments under the guarantee. Any interest deferred becomes immediately due and payable on the date the payment of interest is resumed by the Company or SLAL, the date fixed for the redemption or purchase of MACS by the Company, the commencement of winding up of the Company or the date of any declaration or payment of dividends, interest or other payment in respect of securities that rank junior to MACS or the date any of these junior securities are purchased by the Company, SLAL or a subsidiary of the Company.

The obligation to pay any deferred interest must be satisfied with cash raised from the issue of ordinary shares or the sale of treasury shares.

During the year, there have been no changes to the key terms and conditions of the MACS.

Internal subordinated loan note

SLAL issued a subordinated loan note to the Company on 10 July 2006. The loan at all times ranks senior to ordinary share capital and junior to Innovative Tier 1 Capital of SLAL. There is no fixed redemption date for the note, but interest payments cannot be deferred and must be paid on the date they become due and payable. The note is ranked junior to the subordinated guarantee bonds and MACS, therefore any interest deferred on the sterling guarantee bonds or MACS becomes immediately due and payable on the date of interest payment in respect of the note. This removes the discretionary nature of the interest payments on the sterling guaranteed bonds and MACS.

3.16 Net (increase)/decrease in operating assets and liabilities

	2006 £m	2005 £m
(Increase)/decrease in operating assets:		
Investment property	(1,540)	(919)
Investment securities	(11,497)	(12,857)
Derivative net assets	10	21
Reinsurance assets	(536)	(558)
Investment in associates*	5	(50)
Other debtors	(736)	(79)
Prepayments and accrued income	14	–
Deferred acquisition costs	(245)	(87)
Loans and receivables	275	(108)
	(14,250)	(14,637)
Increase/(decrease) in operating liabilities:		
Customer accounts related to banking activities	17	(26)
Other liabilities	465	156
Pension and other post retirement benefit provisions	(23)	(28)
Deferred income	19	6
Insurance contract liabilities	(120)	2,947
Investment contract liabilities	11,101	11,634
Certificate of deposits, commercial paper and medium term notes and securitisations	327	287
Current, demand and term deposits and deposits by banks	(7)	13
Change in liability for third party interest in consolidated funds	116	43
	11,895	15,032
Net (increase)/decrease in operating assets and liabilities	(2,355)	395

* Investment in Standard Life Investments (Global Liquidity Funds) plc and certain unit trusts have been classified as operating activities due to the nature of the underlying transactions.

3.17 Contingencies

(a) Legal proceedings and regulations

The Group, like other financial organisations, is subject to legal proceedings in the normal course of its business. While it is not practicable to forecast or determine the final results of all pending or threatened legal proceedings, management does not believe that such proceedings (including litigations) will have a material effect on the results and financial position of the Group.

The Group is subject to insurance solvency regulations in all the territories in which it issues insurance and investment contracts, and it has complied with all the local solvency regulations. Therefore there are no contingencies in respect of these regulations.

(b) Warranties

The Group has potential obligations in relation to certain warranties given in connection with the disposal of a book of business during the 2005 financial year. The Company's total liability in respect of all relevant claims under these warranties is limited to a total of £21m and extends to a maximum period of 30 months from 30 September 2005. The likelihood of payments being made under these warranties is considered to be low.

(c) Joint ventures and associates

The Group has entered into agreements to share in the assets and liabilities of joint venture and associate investments. The Directors do not anticipate any material losses from such investments, and the operations of such investments are not material in relation to the operations of the Group.

The Group's share of contingent liabilities of the joint ventures and associates is not significant in relation to the operations of the Group.

(d) Issued share capital

The Scheme sets a ten year time limit for those eligible members of The Standard Life Assurance Company who were not allocated shares at the date of demutualisation to claim their entitlement. As future issues of these shares are dependent upon the actions of eligible members, it is not practical to estimate the financial effect of this potential obligation.

3.18 Commitments

(a) Capital commitments

The Group's capital commitments as at the year-end are:

	2006 £m	2005 £m
Authorised and contracted for but not provided and incurred:		
Investment properties	137	264
Property, plant and equipment	587	55

£121m (2005: £249m) and £16m (2005: £15m) relates to the contractual obligations to purchase, construct or develop investment property and repair, maintain or enhance investment property respectively.

(b) Off-balance sheet financial instruments

The following indicates the contractual amounts of the Group's off-balance sheet financial instruments that commit it to customers and third parties, as at the year-end:

	2006 £m	2005 £m
Guarantees and stand-by letters of credit	–	8
Commitments to extend credit:		
Original term to maturity of more than one year	2,218	2,299
Other commitments	555	505

Guarantees and letters of credit include guarantees in relation to the Group's Canadian operations. Revised IAS 39 *Financial Instruments: Recognition and Measurement*, effective 1 January 2006, results in these guarantees being considered financial guarantee contracts and initially recognised at fair value. The fair value at 31 December 2006 is £nil (2005: £nil).

3.18 Commitments (continued)

(b) Off-balance sheet financial instruments (continued)

Included in 'Other commitments' is £196m (2005: £296m) committed by certain subsidiaries which are not fully owned by the Group. These commitments are funded through (contractually agreed) additional investments in the subsidiary by the Group and the minority interest. The levels of funding are not necessarily in line with the relevant percentage holdings.

(c) Operating lease commitments

The Group has entered into commercial non-cancellable leases on certain property, plant and equipment where it is not in the best interest of the Group to purchase these assets. Such leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2006 £m	2005 £m
Not later than one year	12	9
Later than one year and no later than five years	13	15
Later than five years	7	6
Total operating lease commitments	**32**	**30**

3.19 Event after the balance sheet date

The Chancellor of the Exchequer, in his Budget statement on 21 March 2007, announced a number of proposed changes to tax legislation, including a reduction in the rate of UK corporation tax from 30% to 28% with effect from April 2008. These proposed changes in legislation are subject to enactment.

Due to the nature of this event, it is non-adjusting. No estimate of its financial effect has been made for this financial information.

Please remember that the value of shares can go down as well as up and you may not get back the full amount invested or any income from it. All figures and share price information have been calculated as at 31 December 2006 (unless otherwise indicated).

The information contained in this document does not constitute an offer for sale of securities in the United States, Australia, New Zealand or any other jurisdiction. The securities referred to in this document may not be offered or sold, directly or indirectly, into the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration.

This document has been published by Standard Life for the information of shareholders of Standard Life plc. It is based on our understanding as at March 2007 and does not provide financial or legal advice.

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. +44 (0)131 225 2552.

Calls may be recorded/monitored. www.standardlife.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Alexander Maxwell Crombie, Group Chief Executive

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Alexander Maxwell Crombie

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

30,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00142%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£3.0875

14. Date and place of transaction

22 March 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

295,600

0.01403%

16. Date issuer informed of transaction

22 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Sandy Crombie, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

23 March 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Gerald Edgar Grimstone, Deputy Chairman

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gerald Edgar Grimstone

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

37,705

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00179%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£3.0875

14. Date and place of transaction

22 March 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

100,000

0.00475%

16. Date issuer informed of transaction

22 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Gerald Grimstone, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

23 March 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

Crawford Scott Gillies, Non-Executive Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the person referred to in 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Crawford Scott Gillies

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00047%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£3.0938

14. Date and place of transaction

23 March 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

31,862

0.00151%

16. Date issuer informed of transaction

23 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

The ordinary shares of Standard Life plc held by Crawford Gillies, including the shares subject to this notification, are subject to those lock-up undertakings described in Standard Life plc's Prospectus dated 15 June 2006, which are effective up to, and including, 10 July 2007.

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

23 March 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Standard Life plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

3. Name of *person discharging managerial responsibilities/director*

David Thomas Nish, Group Finance Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Connected Person: Caroline M Nish

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of holdings of the person referred to in 4 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of £0.10

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Caroline M Nish

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

16,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00076%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£3.0568

14. Date and place of transaction

28 March 2007, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

16,000

0.00076%

16. Date issuer informed of transaction

28 March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

24. Name of contact and telephone number for queries

Julie Reith, Group Secretariat 0131 245 6772
Gordon Aitken, Investor Relations 0131 245 6799
Scott White, Press Office 0131 245 5422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Julie Reith

Date of notification

29 March 2007

29/3/07

END

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,106,240,329 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,106,240,329.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 March 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 30 March 2007, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	8	£3.16 - UK
Norman Keith Skeoch	39	£3.16 - UK
Other PDMRs		
Anne Margaret Gunther	39	£3.16 - UK
Michael Andrew Hall	39	£3.16 - UK
Marcia Dominic Campbell	39	£3.16 - UK
Joseph Iannicelli	35	C$7.16 - Canada

Each individual also received from the Company seven free shares (except Mr Iannicelli who received the right to acquire six matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under Section 324 of the Companies Act 1985 and DTR 3.1.4 (R).

2 April 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

2/4/07

END

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,106,273,850 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,106,273,850.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 April 2007

KLG 30/04/07

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

719372

Standard Life plc
("the Company")

Notification of Interests of Executive Directors and Other Persons Discharging Managerial Responsibilities ("PDMRs")

1. The Standard Life Share Plan

Standard Life plc was advised yesterday by Computershare Investor Services plc that, on 30 April 2007, the under-mentioned executive directors and other PDMRs acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	8	£3.2413 - UK
Norman Keith Skeoch	39	£3.2413 - UK
Other PDMRs		
Anne Margaret Gunther	39	£3.2413 - UK
Michael Andrew Hall	39	£3.2413 - UK
Marcia Dominic Campbell	39	£3.2413 - UK
Joseph Iannicelli	34	C$7.19562 - Canada

Each individual also received from the Company 7 free shares (except Mr Iannicelli who received the right to acquire 6 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

As eligible employees, all of the above, plus Alexander Maxwell Crombie and David Thomas Nish, also received a further 100 free shares on 1 May 2007 on the basis of the performance of the Company to 31 December 2006.

2. Long Term Incentive Plan

On 1 May 2007 the Company granted the following awards in the form of nil-cost options ("Awards") under the Standard Life Long Term Incentive Plan ("LTIP")

Name	Number of Shares under 2007 LTIP Award	Total number of Shares under LTIP Awards
Executive Directors		
Alexander Maxwell Crombie	397,294	1,350,010
Trevor John Matthews	166,381	559,565
Norman Keith Skeoch	87,078	248,384
David Thomas Nish	150,831	269,560

Other PDMRs		
Anne Margaret Gunther	79,614	270,762
Michael Andrew Hall	62,198	209,792
Marcia Dominic Campbell	74,638	248,042
Joseph Iannicelli	56,283	166,214

The LTIP

The Awards will vest on 1 May 2010, but only to the extent that certain performance criteria based on return on capital are satisfied by the Company over a three-year performance period which commenced on 1 January 2007. Further information is available in the Company's remuneration report for the year ended 31 December 2006. Once vested, an Award may be exercised in the 6 months thereafter. No consideration is payable on the grant or vesting of the Awards.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

2 May 2007

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Press release

STANDARD LIFE

Standard Life plc
New Business Results – three months to 31 March 2007
8 May 2007

- **Worldwide life and pensions sales[1] up 40% to £3,915m (2006: £2,802m).**
- **UK life and pensions sales up 52% to £3,220m (2006: £2,119m).**
  - **Individual SIPP* sales up 117% to £1,233m (2006: £569m).**
  - **Group Pensions sales up 40% to £582m (2006: £415m).**
- **Standard Life Investments third party funds under management up 10% to £42.4bn (31 December 2006: £38.5bn).**
  - **UK Segregated Fund net inflows up 195% to £772m (2006: £262m).**
  - **UK Mutual Fund retail net inflows up 76% to £587m (2006: £333m).**

All comparisons are in sterling unless otherwise stated[2]. All sales figures are on a PVNBP basis unless otherwise stated. All comparators are with the first quarter of 2006 unless otherwise stated. * Individual SIPP includes Insured SIPP & Drawdown and Non-insured SIPP.

Commenting on the results, Group Chief Executive Sandy Crombie said:

"I am delighted we have started 2007 so strongly following the excellent new business performance throughout 2006. The strong momentum in life and pensions sales has continued in the first quarter of the year and our third party funds under management have increased by 10%.

"Growth is being driven by strong sales of life and pensions business in the UK with our strategy to focus on the accumulation of customers' assets.

"With our innovative range of products, excellent investment track record and first class service, strong sales momentum is continuing into the second quarter and is supporting the delivery of the 2007 return on embedded value target. We continue to capitalise on the considerable opportunities available to our businesses."

UK

As previously announced we have established a UK division to drive the continued growth of UK life and pensions, Standard Life Bank and Standard Life Healthcare. The division will realise synergies in both costs and revenues, by streamlining common functions, and will enhance our capability to grow.

Life and pensions new business volumes increased 52% in the UK to £3,220m (2006: £2,119m) driven by 56% growth in pensions, 28% increase in life products, and a strong showing in annuities. Gross mortgage lending increased by 25% and healthcare sales were consistent with the prior year.

Individual SIPP sales increased strongly by 117% to £1,233m (2006: £569m), resulting in SIPP funds under management growing to £5.3bn[3] (31 December 2006: £4.3bn). While competitors have launched SIPPs, our superior offering and first mover advantage have enabled us to continue to lead this market in both volume and service. Customers have been taking advantage of the more generous annual contribution limits post A-day and increasing their utilisation of the SIPP functionality and investment flexibility with 35% of assets now invested in non-insured funds. With 30,800 accounts (31 December 2006: 25,200 accounts) we see significant potential for the size of this market.

Standard Life's Wrap proposition continues to be rolled out to and developed with IFAs, and this process will continue. At the end of the first quarter there were 115 IFA firms using the platform and 2,500 customers with an average fund size of £140,000. At 31 March 2007, funds under management on the Wrap platform had increased to £0.4bn[3] (31 December 2006: £0.2bn).

Group Pensions performed well, increasing sales by 40% to £582m (2006: £415m) due to higher increments from existing schemes and increasing volumes of Group SIPP, which now accounts for 25% of Group Pensions sales. The strength in service and award winning system functionality have contributed to Standard Life's success in winning a number of new blue-chip Group SIPP schemes on a nil commission basis. TIP and PPIP new business increased by 53% to £533m[4] (2006: £349m) driven principally by strong investment performance.

Life sales increased by 28% to £558m (2006: £438m). Continued strong in-house investment performance helped drive Investment Bond sales up 24% to £534m (2006: £430m); 77% of Investment Bond assets were invested in Standard Life funds (31 December 2006: 77%). The success of our Offshore Bond, which was launched in January 2006, is encouraging, with sales increasing by 206% to £24m (2006: £8m).

Standard Life's annuity sales increased by 142% to £128m (2006: £53m) with 94% of sales being generated from maturing Standard Life pensions.

In the UK life and pensions market we continue to strengthen our distribution by diversifying into new channels while maintaining strong growth in the IFA sector. Non-IFA sales now represent 38% (2006: 21%) of new business.

Net flows for life and pensions' products[5] were £0.5bn in the first quarter of 2007 in line with our expectations (2006 full year: £3.2bn - included a £840m bulk TIP mandate). Pensions' inflows were £0.7bn while there were outflows of £0.2bn in life products.

Gross mortgage lending increased by 25% to £748m (2006: £596m) in a competitive market due to continued successful targeting of core affluent customers. At 31 March 2007 mortgages under management were £10.4bn (31 December 2006: £10.4bn). Credit quality remains extremely high; the arrears rate of 0.19% continues to be a fraction of the industry average of 0.94% as at 31 March 2007.

Healthcare sales of £5m are level year on year, with growth in Individual business driven by sales in the senior market through the EspritHealth product. Sales are lower in SME and Corporate business as we continue to focus on writing profitable new business in a price driven market. A new SME proposition will be launched this quarter which we expect to reduce operating costs and increase sales. New propositions for Individual and Corporate business will follow later this year.

Overall within the UK division we have been encouraged by the excellent start made to 2007 and have witnessed a continuation of strong new business volumes throughout April.

Europe

Life and pensions sales in Europe were strong, increasing by 53% in constant currency to £249m (2006: £167m).

In Germany sales increased by 24% in constant currency to £121m (2006: £100m) due to the success of the Maxxellence and Suxxess products. This is consistent with our strategy to move away from With-Profits products with high guarantees to Unit Linked and comparatively low guarantee products.

Strong sales growth has been experienced in Ireland, with new business increasing by 96% in constant currency to £128m (2006: £67m). The increase reflects the establishment of new products and continuing strong pension sales.



Canada

Sales in our Canadian business were down 15% in constant currency to £359m (2006: £479m). As highlighted in the 2006 Q1 new business announcement the comparator included an exceptionally large Group Annuity contract of £61m and the carry over of unprofitable Universal Life sales of £17m from 2005. Adjusting for these contracts, sales increased by 2% in constant currency and within Group Savings and Retirement, sales of our flagship pensions products increased 5% in constant currency.

Overall sales results for the quarter reflect the focus on margin over volume and the continuation of the challenging conditions experienced in 2006. We expect to make positive inroads in our chosen markets this year, with new business prospects more encouraging now than three months ago.

Asia Pacific

Combined sales from our joint ventures in India and China and our Hong Kong operations have increased by 184%[6] in constant currency. Standard Life's share of these sales was £87m (2006: £37m). This has been achieved by more than doubling our licensed financial consultants in India to 74,000 (2006: 33,000), and our agents in China to 1,800 (2006: 600). We seek continued sales growth in each of these markets driven by wider distribution, market growth and new product launches.

Standard Life Investments

Standard Life Investments delivered another excellent first quarter with worldwide net investment sales of £2,264m (2006: £2,257m). During the quarter total funds under management increased by £4.9bn to £137.0bn. The majority of this increase came from third party funds under management which increased by £3.9bn to £42.4bn at 31 March 2007.

Standard Life Investments UK net inflows reached £2,129m, up by 9% (2006: £1,953m) with an improving mix of business. This was driven by strong sales in both institutional and retail business, with segregated fund inflows rising by 195% to £772m (2006: £262m) including notable bond mandate wins and retail mutual fund inflows increasing 76% to £587m (2006: £333m). The increased sales in these two product lines more than offset the decline in Triple A money market fund sales which decreased by 42% to £705m (2006: £1,206m).

Performance remained strong with 18 out of 23 pooled pension funds beating the median over the twelve months to 31 March 2007. During the first quarter of 2007, 14 out of 23 pooled pension funds produced top quartile performance with seven of these funds top decile, and 14 out of 23 mutual funds produced top quartile performance with 20 of the 23 above median.

Following the end of the quarter we continue to see a strong pipeline of business building on Standard Life Investments' impressive performance track record and product developments in both the retail and institutional markets.

Ends

For further information please contact:

Media:

Scott White 0131 245 5422 / 07712 485 738
Barry Cameron 0131 245 6165 / 07712 486 463
Neil Bennett (Maitland) 0207 379 5151 / 07900 000 777

Equity Investors:

Gordon Aitken 0131 245 6799
Conor O'Neill 0131 245 6466

Debt Investors:

John Cummins 0131 245 5195
Georgina Marshall 0131 245 9798

STANDARD LIFE

Notes to Editors

1. Present Value of New Business Premiums (PVNBP) is calculated as 100% of single premiums plus the expected present value of new regular premiums.

2. Insurance new business and Investment gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates for the first quarter 2007 were £1: C$2.29 (2006: £1: C$2.01) and £1: €1.49 (2006: £1: €1.46). Funds under management are calculated using the closing exchange rate as at 31 March 2007. The principal closing exchange rates used as at 31 March 2007 were £1: C$2.26 (31 December 2006: £1: C$2.28) and £1: €1.47 (31 December 2006: £1: €1.48).

3. Analysis of SIPP funds under management

	31 March 2007 £m	31 December 2006 £m	30 June 2006 £m	31 December 2005 £m
Insured Standard Life Funds	2,265	1,923	1,215	762
Insured External Funds	1,180	921	435	243
Collectives – Standard Life Investments	494	361	226	116
Collectives – Funds Network	355	234	70	15
Cash	262	223	191	83
Non Cash and Non Collectives	729	599	268	121
Total	**5,285**	**4,261**	**2,405**	**1,340**
Insured	3,445	2,844	1,650	1,005
Non-insured	1,840	1,417	755	335
Total	**5,285**	**4,261**	**2,405**	**1,340**

Of the £5.3bn of SIPP funds under management at 31 March 2007, some £0.2bn relate to funds on the Wrap platform.

4. Investments (TIP & PPIP) sales comprised Institutional sales of £509m (2006: £318m) and Retail sales of £24m (2006: £31m).

5. Net flows for UK life and pensions products

Pension Products	Q1 2007 £bn	FY 2006 £bn
Insured Pensions		
Premiums / Deposits	2.3	8.8
Claims	(1.8)	(5.3)
Annuity Payments	(0.2)	(0.8)
Insured Pension Net Flows	**0.3**	**2.7**
Non - Insured Pensions		
Premiums / Deposits	0.4	1.0
Claims	-	(0.1)
Non-Insured Pension Net Flows	**0.4**	**0.9**
Total Pension Net Flows	**0.7**	**3.6**
Life Products		
Premiums / Deposits	0.7	2.7
Claims	(0.9)	(3.1)
Total Life Net Flows	**(0.2)**	**(0.4)**
UK L&P Net Flows		
Total UK L&P Insured-Product Flows	0.1	2.3
Total UK L&P Non-Insured Product Flows	0.4	0.9
Total UK L&P Net Flows	**0.5**	**3.2**

The figures reflected in the table above include the following amounts in respect of Institutional TIP:

	Q1 2007 £bn	FY 2006 £bn
Premiums / Deposits	0.5	2.4
Claims	(0.2)	(0.7)
Net Flows	**0.3**	**1.7**

6. The growth percentages quoted for India, Asia Pacific life and pensions and Total worldwide life and pensions reflect the growth in sales in HDFC Standard Life Insurance Limited, rather than the growth in Standard Life's share of the joint venture. The sales quoted reflect Standard Life's share of the joint venture.

7. The full year 2006 sales figures span the demutualisation of The Standard Life Assurance Company on 10 July 2006.

8. Department of Work and Pensions (DWP) rebate premiums were £18m (2006: £25m), comprising Individual Pensions rebates of £10m (2006: £14m) and Group Pensions rebates of £8m (2006: £11m).

9. There will be a conference call today for newswires at 8:00am hosted by David Nish, Group Finance Director, Trevor Matthews, Chief Executive of Standard Life Assurance Limited and Keith Skeoch, Chief Executive of Standard Life Investments Limited. Dial in telephone number: +44 (0)20 7162 0125. Callers should quote Standard Life Sales.

10. There will be a conference call for investors and analysts at 9:00am hosted by David Nish, Group Finance Director, Trevor Matthews, Chief Executive of Standard Life Assurance Limited and Keith Skeoch, Chief Executive of Standard Life Investments Limited. Dial in telephone number +44 (0)20 7162 0125. Callers should quote Standard Life Sales. A recording of this call will be available for replay for one week by dialling +44 (0)20 7031 4064, access code: 746594.

11. Standard Life will host an analyst and investor day on 31 May 2007 at Standard Life's Head Office in Edinburgh.

Standard Life New Business Summary

3 month period ended 31 March 2007

Insurance Operations

	PVNBP				APE			
	3 months to 31 March 2007	3 months to 31 March 2006	% Change (f)		3 months to 31 March 2007	3 months to 31 March 2006	% Change (f)	
	£m	£m			£m	£m		
UK								
Pensions (a)	2,528	1,617	56%		332	230	45%	
Life	558	438	28%		56	44	26%	
Annuities	128	53	142%		13	5	142%	
Protection	6	11	-44%		1	2	-44%	
UK life and pensions	3,220	2,119	52%		402	281	43%	
Europe								
Ireland	128	67	92%		17	10	68%	
Germany	121	100	21%		11	10	14%	
Europe life and pensions	249	167	49%		28	20	39%	
Canada								
Group Savings and Retirement	234	273	-14%		20	24	-16%	
Individual Insurance, Savings and Retirement	90	156	-42%		9	17	-48%	
Group Insurance	35	50	-31%		5	4	9%	
Canada life and pensions	359	479	-25%		34	45	-26%	
Asia Pacific								
India (c)	78	34	155%	(b)	11	8	47%	(b)
China (c)	8	3	153%		1	1	58%	
Hong Kong	1	-	-		-	-	-	
Asia Pacific life and pensions	87	37	156%	(b)	12	9	47%	(b)
Total worldwide life and pensions	3,915	2,802	40%	(b)	476	355	34%	(b)

Investment Operations

	Gross Inflows		Net Inflows	
	3 months to 31 March 2007	3 months to 31 March 2006	3 months to 31 March 2007	3 months to 31 March 2006
	£m	£m	£m	£m
UK (d)	2,361	2,091	2,129	1,953
Canada	141	149	75	93
International (e)	74	211	60	211
Total worldwide investment	2,576	2,451	2,264	2,257

Banking Operations

	3 months to 31 March 2007	3 months to 31 March 2006	% Change (f)
	£m	£m	
Gross mortgage lending	748	596	25%

Healthcare

	3 months to 31 March 2007	3 months to 31 March 2006	% Change (f)
	£m	£m	
APE	5	5	5%

(a) UK Pensions figures include non-insurance element of SIPP product (3 months ended 31 March 2007 PVNBP £447m, APE £49m and 3 months ended 31 March 2006 PVNBP £164m, APE £18m).
(b) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(c) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (b) above.
(d) The Triple A fund within UK Investment sales is calculated using average net client balances.
(e) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(f) % change is calculated on the underlying figures (not rounded to £m's).

STANDARD LIFE

Insurance Operations New Business

3 month period ended 31 March 2007

	Single Premiums			New Regular Premiums			PVNBP				APE		
	3 months to 31 March 2007 £m	3 months to 31 March 2006 £m	% Change (f)	3 months to 31 March 2007 £m	3 months to 31 March 2006 £m	% Change (f)	3 months to 31 March 2007 £m	3 months to 31 March 2006 £m	% Change (f)	% Change in constant currency (b) (f)	3 months to 31 March 2007	3 months to 31 March 2006	% Change (f)
UK													
Individual Pensions	142	233	-39%	9	13	-31%	180	284	-37%	-37%	23	36	-36%
Insured SIPP & Drawdown	702	341	106%	17	10	67%	786	405	94%	94%	87	44	98%
Non-insured SIPP (a)	418	155	170%	6	2	222%	447	164	173%	173%	49	18	172%
Group Pensions	213	92	132%	99	88	12%	582	415	40%	40%	120	97	24%
Investments (TIP and PPIP)	533	349	53%	-	-	-	533	349	53%	53%	53	35	53%
Pensions	**2,008**	**1,170**	**72%**	**131**	**113**	**16%**	**2,528**	**1,617**	**56%**	**56%**	**332**	**230**	**45%**
Investment Bonds (c)	534	428	25%	-	1	-89%	534	430	24%	24%	54	43	25%
Offshore Bond	24	8	206%	-	-	-	24	8	206%	206%	2	1	206%
Life	**558**	**436**	**28%**	**-**	**1**	**-89%**	**558**	**438**	**28%**	**28%**	**56**	**44**	**26%**
Annuities	**128**	**53**	**142%**	**-**	**-**	**-**	**128**	**53**	**142%**	**142%**	**13**	**5**	**142%**
Protection	**-**	**-**	**-**	**1**	**2**	**-44%**	**6**	**11**	**-44%**	**-44%**	**1**	**2**	**-44%**
UK life and pensions	**2,694**	**1,659**	**62%**	**132**	**116**	**14%**	**3,220**	**2,119**	**52%**	**52%**	**402**	**281**	**43%**
Europe													
Ireland	101	53	92%	7	4	66%	128	67	92%	96%	17	10	68%
Germany	14	8	84%	10	9	8%	121	100	21%	24%	11	10	14%
Europe life and pensions	**115**	**61**	**89%**	**17**	**13**	**28%**	**249**	**167**	**49%**	**53%**	**28**	**20**	**39%**
Canada													
Group Savings and Retirement	139	145	-4%	6	10	-34%	234	273	-14%	-3%	20	24	-16%
Individual Insurance, Savings and Retirement	84	136	-38%	1	4	-83%	90	156	-42%	-34%	9	17	-48%
Group Insurance	-	-	-	5	4	9%	35	50	-31%	-20%	5	4	9%
Canada life and pensions	**223**	**281**	**-20%**	**12**	**18**	**-34%**	**359**	**479**	**-25%**	**-15%**	**34**	**45**	**-26%**
Asia Pacific													
India (e)	3	2	28% (d)	11	8	48% (d)	78	34	155% (d)	183% (d)	11	8	47% (d)
China (e)	5	3	71%	1	-	56%	8	3	153%	174%	1	1	58%
Hong Kong	-	-	-	-	-	-	1	-	-	-	-	-	-
Asia Pacific life and pensions	**8**	**5**	**36% (d)**	**12**	**8**	**48% (d)**	**87**	**37**	**156% (d)**	**184% (d)**	**12**	**9**	**47% (d)**
Total worldwide life and pensions	**3,040**	**2,006**	**52% (d)**	**173**	**155**	**11% (d)**	**3,915**	**2,802**	**40% (d)**	**43% (d)**	**476**	**355**	**34% (d)**

(a) UK Pensions figures include non-insurance element of SIPP product. 2006 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) The percentage change in constant currency is calculated using constant rates of exchange.
(c) In the period for the 3 months to 31 March 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals (SP £3m, RP £1m, PVNBP £5m and APE £1m).
(d) The percentage change figures for India are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
(e) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business except as noted in (d) above.
(f) % change is calculated on the underlying figures (not rounded to £m's).

STANDARD LIFE

Investment Operations

3 month period ended 31 March 2007

		Opening FUM 01/01/2007 £m	Gross Inflows £m		Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31/03/2007 £m
UK	Mutual Funds	4,772	735	(a)	(148)	587	241	828	5,600
	Private Equity	1,933	43		(18)	25	26	51	1,984
	Segregated Funds	8,352	838	(b)	(66)	772	180	952	9,304
	Pooled Property Funds	600	40	(b)	-	40	14	54	654
	Triple A	5,020	705	(c)	-	705	541	1,246	6,266
Total UK		20,677	2,361		(232)	2,129	1,002	3,131	23,808
Canada	Mutual Funds	1,183	83	(d)	(40)	43	42	85	1,268
	Separate Mandates (e)	1,076	58		(26)	32	44	76	1,152
Total Canada		2,259	141		(66)	75	86	161	2,420
International	Europe	24	10		(8)	2	3	5	29
	Asia (excluding India)	103	100		(6)	94	41	135	238
	India	1,706	(36)	(f)	-	(36)	(10)	(46)	1,660
Total International		1,833	74		(14)	60	34	94	1,927
Total worldwide investment products		24,769	2,576		(312)	2,264	1,122	3,386	28,155

Total third party funds under management comprise the investment business noted above together with third party insurance contracts New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

	Opening FUM 01/01/2007 £m	Gross Inflows £m	Redemptions £m	Net Inflows £m	Market & other movements £m	Net movement in FUM £m	Closing FUM 31/03/2007 £m
Third Party Investment Products	24,769	2,576	(312)	2,264	1,122	3,386	28,155
Third Party Insurance Contracts (new business classified as insurance products)	13,749	711	(457)	254	271	525	14,274
Total third party funds under management	38,518	3,287	(769)	2,518	1,393	3,911	42,429
Standard Life Investments - total funds under management	132,078						137,006

(a) UK Mutual Funds gross inflows were £420m and net inflows were £333m in the 3 months to 31 March 2006. Included within these figures are cash inflows which have also been reflected in Non-insured SIPP new business sales.
(b) Institutional sales comprise Segregated and Pooled Property Fund sales.
(c) Due to the nature of the Triple A fund the inflows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(d) Canadian Mutual Funds gross inflows were £111m and net inflows were £72m in the 3 months to 31 March 2006.
(e) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which SLI exclusively provides portfolio advisory services.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.



Insurance Operations New Business

15 month period ended 31 March 2007

	Present Value of New Business Premiums (PVNBP)				
	3 months ended 31 March 2007 £m	3 months ended 31 December 2006 £m	3 months ended 30 September 2006 £m	3 months ended 30 June 2006 £m	3 months ended 31 March 2006 £m
UK					
Individual Pensions	180	145	253	269	284
Insured SIPP & Drawdown	786	781	718	529	405
Non-insured SIPP (a)	447	364	382	308	164
Group Pensions	582	457	537	580	415
Investments (TIP and PPIP) (b)	533	1,197	464	418	349
Pensions	**2,528**	**2,944**	**2,354**	**2,104**	**1,617**
Investment Bonds (c)	534	540	448	444	430
Offshore Bond	24	13	11	7	8
Life	**558**	**553**	**459**	**451**	**438**
Annuities	**128**	**118**	**152**	**115**	**53**
Protection	**6**	**8**	**10**	**13**	**11**
UK life and pensions	**3,220**	**3,623**	**2,975**	**2,683**	**2,119**
Europe					
Ireland	128	134	65	64	67
Germany	121	211	116	109	100
Europe life and pensions	**249**	**345**	**181**	**173**	**167**
Canada					
Group Savings and Retirement	234	368	127	420	273
Individual Insurance, Savings and Retirement	90	112	84	108	156
Group Insurance	35	58	17	18	50
Canada life and pensions	**359**	**538**	**228**	**546**	**479**
Asia Pacific					
India (d)	78	56	67	23	34
China (d)	8	11	4	8	3
Hong Kong	1	-	-	-	-
Asia Pacific life and pensions	**87**	**67**	**71**	**31**	**37**
Total worldwide life and pensions	**3,915**	**4,573**	**3,455**	**3,433**	**2,802**

(a) UK Pensions figures include non-insurance element of SIPP product. 2006 figures have been re-stated to reflect inclusion of non-insurance element of SIPP.
(b) Investments (TIP and PPIP) sales for 3 months ended 31 December 2006 included a bulk TIP mandate of £840m.
(c) In the period for the 3 months to 31 March 2006 immaterial amounts were shown separately as Other. These have now been included in the Investment Bonds totals.
(d) Amounts shown reflect Standard Life's share of the Joint Venture Company's New Business.

Standard Life plc

Copies of the following documents have been submitted to the Financial Services Authority:

- Annual Report and Accounts for the year ended 31 December 2006
- Annual Review for year ended 31 December 2006
- AGM Guide (including Notice of Meeting)
- Example of Voting Form for Certificated Shareholders
- Example of Voting Form for Shareholders in the Standard Life Share Account

These documents will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility at:

25 The North Colonnade

Canary Wharf

London

E14 5HS

The Annual Report and Accounts, Annual Review and the AGM Guide are also available on the Standard Life plc website at www.standardlife.com

23 May 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

22/05/07

END

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Standard Life plc**

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ______	

3. Full name of person(s) subject to notification obligation:	**Sir Brian Stewart**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**27 May 2007**
6. Date on which issuer notified:	**28 May 2007**
7. Threshold(s) that is/are crossed or reached:	**4%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary	16,593	16,593	87,564,325	16,593	87,547,732	0.0008%	4.1565%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
87,564,325	4.2%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of proxy holder:	Sir Brian Stewart
11. Number of voting rights proxy holder will cease to hold:	87,547,732 (4.1565%)
12. Date on which proxy holder will cease to hold voting rights:	Following conclusion of the 2007 Annual General Meeting (expected to be 29 May 2007)

13. Additional information:	
14 Contact name:	Julie Reith
15. Contact telephone number:	0131 245 6772

Kby 29/5/07

View
Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Standard Life plc	Result of AGM		13:22 29 May 07		

Ref NO: 3598X
ANS NO: 384042

Full Announcement Text

Standard Life plc

Results of Annual General Meeting

The Board of Standard Life plc is pleased to announce that all the resolutions put to its Annual General Meeting earlier today were duly passed. The results of the polls are as follows:

	For	Against	Votes Withheld
Resolution 1: To receive the 2006 Annual Report and Accounts	881,020,954	4,112,914	5,749,077
Resolution 2: To approve the Directors' Remuneration Report	850,759,426	25,582,668	14,602,916
Resolution 3: To declare a final dividend for 2006	887,108,760	945,333	2,907,536
Resolution 4: To reappoint PricewaterhouseCoopers LLP as auditors	873,260,084	9,131,178	8,587,736
Resolution 5: To authorise the Directors to set the auditors' fees	879,182,415	6,018,994	5,742,064
Resolutions 6: Individual re-election of Directors			
A. Mr Kent Atkinson	867,798,234	11,658,416	11,573,723
B. Lord Blackwell	868,485,801	10,869,201	11,602,451
C. Mr Sandy Crombie	868,293,752	11,657,973	11,056,417
D. Mr Gerry Grimstone	871,666,197	7,590,116	11,734,158

E. Mr Trevor Matthews	872,284,712	7,160,144	11,597,691
F. Mr Jocelyn Proteau	865,770,073	13,336,634	11,924,263
G. Mr Keith Skeoch	871,789,692	7,848,674	11,579,728
H. Mr Hugh Stevenson	871,082,611	8,240,937	11,693,846
Resolutions 7: Individual election of Directors			
A. Mr Crawford Gillies	867,884,618	9,262,595	13,831,614
B. Baroness McDonagh	860,696,216	16,645,866	13,657,391
C. Mr David Nish	868,505,181	8,704,132	13,625,543
Resolution 8: To authorise the Directors to issue further shares	857,100,609	26,283,170	7,277,334
Resolution 9 (Special Resolution): To disapply share pre-emption rights	842,951,284	27,876,261	20,077,945
Resolution 10 (Special Resolution): To give authority for the Company to buy back up to 10% of its issued ordinary shares	869,025,317	12,215,446	9,609,256
Resolutions 11: To provide limited authority to the Company and its principal subsidiaries to make donations to EU political organisations and to incur EU political expenditure			
A. Standard Life plc	777,974,598	90,680,837	22,214,654
B. Standard Life Assurance Limited	777,439,374	90,667,236	22,848,653
C. Standard Life Bank Limited	777,598,156	90,026,097	23,360,818
D. Standard Life Healthcare Limited	777,391,330	90,104,904	23,496,273
E. Standard Life Investments Limited	777,870,244	90,272,450	22,833,096

The total issued share capital of the company is 2,106,307,661.

Copies of all resolutions are available for inspection in the AGM Guide previously submitted to the Financial Services Authority at their Document Viewing Facility at:

25 The North Colonnade

Canary Wharf

London

E14 5HS

The AGM Guide and the Voting Results are also available on the Standard Life plc website at www.standardlife.com

29 May 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

END


status list

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 30 May 2007

1. Name of *applicant*:

Standard Life plc

2. Name of scheme

The Standard Life Share Plan

3. Period of return:

From 28/11/06 To 25/05/07

4. Balance under scheme from previous return:

N/A

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

500,000

6. Number of *securities* issued/allotted under scheme during period:

254,360

7 Balance under scheme not yet issued/allotted at end of period

245,640

8. Number and *class* of *securities* originally listed and the date of admission

500,000 Ordinary Shares, 28/11/06

9. Total number of *securities* in issue at the end of the period

2,106,307,661

Name of contact Julie Reith
Address of contact Standard Life plc, Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH

Telephone number of contact — 0131 245 6772

Signed by Kenneth Gilmour
Assistant Group Company Secretary
for and on behalf of

Name of *applicant* Standard Life plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

KG 30/05/07

Standard Life plc

RECEIVED

2007 JUN -5 A 7:03

Standard Life plc was advised yesterday by Computershare Investor Services plc that, on 25 May 2007, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Trevor John Matthews	7	£3.42 - UK
Norman Keith Skeoch	36	£3.42 - UK
David Thomas Nish	36	£3.42 - UK
Other PDMRs		
Anne Margaret Gunther	36	£3.42 - UK
Michael Andrew Hall	36	£3.42 - UK
Marcia Dominic Campbell	36	£3.42 - UK
Joseph Iannicelli	34	C$7.34 - Canada

Each individual also received from the Company seven free shares (except Mr Iannicelli who received the right to acquire six matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

30 May 2007

30/05/07

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Presentation to Investors and Analysts

The Platform Opportunity

31 May 2007

Standard Life plc is today hosting a presentation to investors and analysts on 'The Platform Opportunity' at 10.00am (UK time), 31 May 2007, at Standard Life House, 30 Lothian Road, Edinburgh, EH1 2DH.

The presentation slides will be available on the Standard Life website www.standardlife.com at 10.00am (UK time).

Sandy Crombie, Group Chief Executive of Standard Life plc, said:

"Our market-leading UK platforms have allowed us to address a growing customer demand for flexible products which fulfill their need to accumulate a wide range of assets for retirement and to draw upon them in the most efficient fashion. We believe such platforms will be key to supporting advisers in increasing the efficiency in their business whilst enabling them to build deeper relationships with their clients.

"Our leadership in platform capability has delivered substantially improved returns in our UK business through pursuing capital efficient and innovative opportunities."

Trevor Matthews, Chief Executive of Standard Life Assurance Limited, commented:

"Our award-winning SIPP continues to lead the market in growth, with £5.3bn of funds under management at 31 March 2007, built upon first-class technology, excellent service to both the intermediary and the end-customer alike, and outstanding investment performance.

"We believe the Individual SIPP market offers continued prospects for profitable growth, with Group SIPP and Wrap presenting further opportunities in time. In addition our platforms are scalable and adaptable to other markets, with our SIPP platform already being applied successfully in Ireland."



For further information please contact:

Equity Investors:

Gordon Aitken	0131 245 6799
Conor O'Neill	0131 245 6466
Duncan Heath	0131 245 4742

Media:

Scott White	0131 245 5422 / 07712 485 738
Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	0207 379 5151 / 07900 000 777

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,106,307,661 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,106,307,661.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 May 2007

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Scott White, Press Office 0131 245 5422

Barry Cameron, Press Office 0131 245 6165

END

30/05/07

END